Exhibit 99.2

NEW FOUND GOLD CORP.

ANNUAL INFORMATION FORM

For the year ended December 31, 2019

Dated: March 5, 2021

		TABLE OF CONTENTS

1	PRELIMINARY NOTES		1
	1.1	Financial Statements	1
	1.2	Currency	1
	1.3	Cautionary Statement Regarding Forward-Looking Information	1

2	CORPORATE STRUCTURE		3
	2.1	Name, address and incorporation	3

3	GENERAL DEVELOPMENT OF THE BUSINESS		3
	3.1	Overview of the Company	3
	3.2	Business of the Company	3
	3.3	Three-year History	4

4	RISK FACTORS		8
	4.1	Risks Related to the Company	8
	4.2	Risks Related to the Company’s Securities	16

5	QUEENSWAY PROJECT		17
	5.1	Summary	17
	5.2	Property Description and Location	18
	5.3	Title, Royalties and Encumbrances	19
	5.4	History	22
	5.5	Geological Setting, Mineralization and Deposit Types	26
	5.6	Geological Model	47
	5.7	Exploration	52
	5.8	Drilling	62
	5.9	Sample Preparation, Analysis and Security	70
	5.10	Mineral Processing and Metallurgical Testing	73
	5.11	Mineral Resource and Mineral Reserve Estimates	73
	5.12	Conclusions	73
	5.13	Recommendations	74
	5.14	Development Activities Subsequent to the Effective Date of the Queensway Technical Report	76

6	OTHER MINERAL PROJECTS		92

7	DIVIDENDS AND DISTRIBUTIONS		93
	7.1	Summary	93

8	DESCRIPTION OF CAPITAL STRUCTURE		93
	8.1	Common Shares	93
	8.2	Options	93
	8.3	Warrants	94

9	MARKET FOR SECURITIES		95
	9.1	Trading Price and Volume	95
	9.2	Prior Sales	96

10	ESCROWED SECURITIES		98
	10.1	Summary	98

11	DIRECTORS AND OFFICERS		99
	11.1	Name, Occupation and Security Holding	99
	11.2	Directors’ Terms of Office	100
	11.3	Committees of the Board of Directors	101

	11.4	Audit Committee	101
	11.5	Nominating and Corporate Governance Committee	103
	11.6	Compensation Committee	103
	11.7	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	103
	11.8	Conflicts of Interest	104

12	LEGAL PROCEEDINGS AND REGULATORY ACTIONS		104
	12.1	Subsequent Events	104

13	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		105

14	TRANSFER AGENT AND REGISTRAR		105

15	MATERIAL CONTRACTS		105

16	INTERESTS OF EXPERTS		106

17	ADDITIONAL INFORMATION		106

ii

1       PRELIMINARY NOTES

In this Annual Information Form (“AIF”), “New Found” or the “Company” refers to New Found Gold Corp.

All information contained herein is as at December 31, 2019 unless otherwise stated.

1.1       Financial Statements

New Found’s financial statements for the fiscal period ended December 31, 2019 were prepared in accordance with International Financial Reporting Standards (“IFRS”).

This AIF should be read in conjunction with New Found’s audited annual financial statements and notes thereto, as well as the management’s discussion and analysis for the year ended December 31, 2019. The financial statements and management’s discussion and analysis are available at New Found’s website https://newfoundgold.ca/ or under New Found’s profile on SEDAR at www.sedar.com as Schedule “A” and “B”, respectively, in New Found’s Final Long Form Prospectus dated July 31, 2020.

1.2       Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified. References to “US$” are to United States Dollars.

1.3       Cautionary Statement Regarding Forward-Looking Information

This AIF contains “forward-looking information” and “forward-looking statements” (referred to together herein as “forward-looking information”). Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are not historical facts, are made as of the date of AIF, and include, but are not limited to, statements regarding discussions of results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities and statements as to management’s expectations with respect to, among other things, the activities contemplated in this AIF.

Forward-looking statements included or incorporated by reference in this AIF include, without limitation, statements related to the Queensway Project (as such term is defined herein) and the Company’s planned and future exploration on the Queensway Project and its other mineral properties; the Company’s goals regarding exploration and potential development of its projects; the Company’s future business plans; expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any require permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Provinces of Newfoundland and Labrador and Ontario; the Company’s compensation policy and practices; the Company’s expected reliance on key management personnel, advisors and consultants; effects of the novel COVID19 outbreak as a global pandemic; and the anticipated listing of the Common Shares on the NYSE American LLC.

These forward-looking statements involve numerous risks and uncertainties and other factors which may cause the actual results, performance or achievements of New Found to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Important factors that may cause actual results to vary include without limitation, the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no resources or mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; public health crises such as the COVID-19 pandemic may adversely impact the Company’s business; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; dilution from future equity financing could negatively impact holders of the Company’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; the Company is subject to various risks associated with climate change; and other factors discussed under “Risk Factors”.

In making the forward-looking statements in this AIF, New Found has applied several material assumptions, including without limitation, the assumptions that: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Project as described in the Queensway Technical Report (as such term is defined herein) ; the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; expectations regarding the level of disruption to exploration at the Queensway Project as a result of COVID 19; availability of equipment.

Certain of the risks and assumptions are described in more detail under the heading “Risk Factors” herein and in New Found’s consolidated audited financial statements and MD&A for the year ended December 31, 2019 in Schedule “A” and “B”, respectively, in New Found’s Final Long Form Prospectus dated July 31, 2020.

The actual results or performance by New Found could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of the Company. Except as required by law, New Found is under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

2       CORPORATE STRUCTURE

2.1       Name, address and incorporation

New Found was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) as Palisade Resources Corp. on January 6, 2016. By articles of amendment effective June 20, 2017, the Company’s name was changed to New Found Gold Corp.

On June 23, 2020, the Company continued into British Columbia under the provisions of the Business Corporations Act, British Columbia, (the “BCBCA”). The Company’s head office is located at Suite 1430 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada. The Company’s registered office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver , British Columbia, V7X 1L3, Canada.

3       GENERAL DEVELOPMENT OF THE BUSINESS

3.1       Overview of the Company

3.1.1       General

New Found is a mineral exploration company involved in the identification, acquisition and exploration of mineral properties primarily in the Provinces of Newfoundland and Labrador and Ontario. The Company’s exploration is focused on discovering and delineating gold resources. The Company has one material property: the Queensway Project located in Newfoundland, Canada. At present, the Queensway Project does not have any known mineral resources or reserves.

Since incorporation, the Company has taken the following steps in developing its business: (i) identified and acquired mineral properties with sufficient merit to warrant exploration; (ii) raised funds to progress the Company’s exploration activities on its mineral properties, as described herein; (iii) completed the “Amended and Restated Technical Report on the Queensway Gold Project, Newfoundland, Canada” with an effective date of July 15, 2020, prepared by Dawn Evans- Lamswood, M.Sc., P.Geo of DEL Exploration in accordance with NI 43-101 (the “Queensway Technical Report”) on the Queensway Project; and (iv) retained directors, officers and employees with the skills required to successfully operate a public mineral exploration company.

As at December 31, 2019, the Company was not a reporting issuer in any jurisdiction and no securities of the Company were listed or posted for trading on any stock exchange. Subsequent to the financial year ended December 31, 2019, on August 11, 2020, the Company completed its initial public offering and the Common Shares (as defined herein) of the Company began trading on the TSX Venture Exchange under the symbol “NFG”.

3.2       Business of the Company

3.2.1       Principal Operations

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada.

3.2.2       Competitive Conditions

The mineral exploration and mining industry is competitive in all phases of exploration, development and production. The Company competes with a number of other entities and individuals in the search for and the acquisition of attractive mineral properties. As a result of this competition, the Company may not be able to acquire attractive properties in the future on terms it considers acceptable. The Company may also encounter competition from other mining companies in efforts to hire experienced mining professionals. Increased competition could adversely affect the Company’s ability to attract necessary funding or acquire suitable properties or prospects for mineral exploration in the future. See “Risk Factors – Competition and Mineral Exploration”.

3.2.3       Specialized Skills and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include, but are not limited to, expertise related to mineral exploration, geology, drilling, permitting, metallurgy, logistical planning, and implementation of exploration programs, as well as legal compliance, finance and accounting. The Company expects to rely upon various legal and financial advisors, consultants and others in the operation and management of its business. See “Risk Factors – Dependence on Management and Key Personnel”.

3.2.4       Cycles

The Company’s mineral exploration activities may be subject to seasonality due to adverse weather conditions including, without limitation, inclement weather, frozen ground and restricted access due to snow, ice or other weather-related factors. In addition, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of gold products in the global marketplace.

3.2.5       Employees

At December 31, 2019 and at the date of this AIF, the Company has no employees. The Company relies exclusively on consultants and contractors to carry on its business activities and, in particular, to supervise and carry-out mineral exploration on its Queensway Project and other mineral properties.

3.2.6       Environmental Protection

The Company is currently engaged in exploration activities on its Queensway Project and other mineral properties and such activities are subject to various laws, rules and regulations governing the protection of the environment. Corporate obligations to protect the environment under the various regulatory regimes in which the Company operates may affect the financial position, operational performance and earnings of the Company. A breach of such legislation may result in imposition of fines and penalties. Management believes all of the Company’s activities are in material compliance with all applicable environmental legislation. See “Risk Factors – Environmental Risks”.

3.2.7       Social or Environmental Policies

The Company is committed to conducting its operations in accordance with sound social and environmental practices. At present, the scale of operations has not required the adoption of formal policies. The Company will reevaluate this position if and when necessary.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

3.3       Three-year History

3.3.1       Financings and Issuances of the Company’s Securities

November 2019 Private Placement

On November 29, 2019, the Company completed a non-brokered private placement financing of 16,000,000 units at a price of $0.50 per unit for gross proceeds of $8,000,000 (the “November 2019 Private Placement”). Each unit consisted of one Common Share and one common share purchase warrant (the “2019 Warrants”). Each 2019 Warrant entitles the holder thereof to purchase one additional Common Share at a price of $0.75 per Common Share for a three year period expiring on November 29, 2022. In accordance with the terms thereof, 12,000,000 of the 2019 Warrants were exercised on July 21, 2020 and the remaining 4,000,000 of the 2019 Warrants were exercised on August 10, 2020.

July 2019 Private Placement

On July 3, 2019, the Company completed a non-brokered private placement financing of 1,250,000 Common Shares at a price of $0.40 per Common Share for gross proceeds of $500,000.

June 2019 Private Placement

On June 18, 2019, the Company completed a non-brokered private placement financing of 1,875,000 Common Shares at a price of $0.40 per Common Share for gross proceeds of $750,000.

2019 Property Option Share Issuances

In 2019, New Found issued a total of 442,499 Common Shares in connection with the exercise of certain property option agreements with respect to the Queensway Project.

2018 Property Option Share Issuances

In 2018, New Found issued a total of 42,500 Common Shares in connection with the exercise of certain property option agreements with respect to the Queensway Project.

2017 Property Option Share Issuances

In 2017, New Found issued a total of 223,750 Common Shares in connection with the exercise of certain property option agreements with respect to the Queensway Project.

2017 Private Placement

In 2017, New Found completed a non-brokered private placement financing of 5,585,500 Common Shares at a price of $0.40 per common share for gross proceeds of $2,234,200.

3.3.2       Exercise of Queensway Project Option Agreements

On June 23, 2020, the Company fully exercised the final remaining active option agreement with respect to the Queensway Project, being an option agreement with Unity Resources Inc., Gary Lewis, Donna Lewis, Nigel Lewis, Leonard Lewis, and Aubrey Budgell, entered into in November 2016, which covered 100% of the Unity Property portion of the Queensway Project. As a result, the Company is now the 100% owner of the interests comprising the Queensway Project. Pursuant to the option agreement, an NSR grant of 1.6% is payable to the optionors which can be reduced by 1.0% by paying the optionors $1,000,000. This agreement contains a 2 km area of influence that subjects adjacent lands to the east and north of the subject lands and does not impact the optioned property.

In November 2019, the Company fully exercised an option agreement covering the 100% interest in the JBP Linear Property portion of the Queensway Project, being an option agreement with Roland Quinlan and Eddie Quinlan, entered into in May 2017. Under the terms of the option agreement, the Company paid the optionors a total of $45,000 in cash over a 30-month period and granted an NSR of 1.6% to the optionors which can be reduced by 1.0% by paying the optionors $1,000,000.

In November 2019, the Company fully exercised an option agreement covering the 100% interest in the Golden Bullet Property portion of the Queensway Project, being an option agreement with Roland Quinlan, Eddie Quinlan and Larry Quinlan, executed in November 2016. Under the terms of the option agreement, the Company paid the optionors a total of $125,000 in cash and issued $100,000 in Common Shares to the optionors over a 36-month period. Pursuant to the option agreement, an NSR of 1.6% is payable to the optionors which can be reduced by 1.0% by paying the optionors $1,000,000. This option agreement contains a 2 km area of influence that subjects adjacent lands to an additional 0.6% NSR.

In July 2019, the Company fully exercised an option agreement covering the 100% interest in the Linear and JBP Linear Property portion of the Queensway Project, being an option agreement with Krinor Resources, Kevin Keats and Allan Keats entered into in July 2016. Under the terms of the option agreement, the Company paid the optionors a total of $54,000 and issued 45,000 Common Shares to the optionors over a 36-month period. An NSR of 0.6% is payable to the optionors along with an underlying net smelter royalty of 1.0% covering five of the six claims, which is payable to Paragon Minerals Corp (“Paragon”). This option agreement contains a 2 km area of influence that subjects adjacent lands to the additional 0.6% NSR.

In April 2019, the Company fully exercised an option agreement covering the 100% interest in the Guinchard Property portion of the Queensway Project, being an option agreement with Wayde Guinchard, Myrtle Guinchard and Peter Rogers executed in April 2017. Under the terms of the option agreement, the Company paid the optionors a total of $45,000 and issued 105,000 Common Shares to the optionors over a 24-month period. Pursuant to the option agreement, an NSR of 1.0% is payable to the optionors which can be reduced by 0.5% by paying the optionors $1,000,000.

In September 2018, the Company acquired a 100% interest in the Lush Property portion of the Queensway Project pursuant to a purchase agreement with Paragon Minerals Corp. The Lush Property is comprised of one map staked licence covering 50 hectares. Under the terms of the purchase agreement, the Company granted an NSR of 0.5% payable to Paragon Minerals Corp along with an underlying NSR 2.0% payable to Tom Lush which can be reduced by 1.0% by paying $1,000,000 to Tom Lush.

In May 2017, the Company acquired a 100% interest in the P-Pond Property via an option agreement with Stephen Stockley, Mark Stockley and Edward Stockley. The P-Pond property is comprised of three map staked licences covering 175 hectares and under the terms of the agreement the Company paid the optionor a total of $30,000 in cash and issued $10,000 worth of Common Shares to the optionor; this option agreement has been fully executed the Company are the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $250,000.

In April 2017, the Company acquired a 100% interest in the Guinchard Property via an option agreement with Wayde Guinchard, Myrtle Guinchard and Peter Rogers. The Guinchard property is comprised of five map staked licences covering 625 hectares and under the terms of the agreement the Company agreed is to pay the optionor a total of $45,000 and 105,000 shares over a 24-month period; the option was fully executed in April 2019 and the Company are the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $1,000,000.

In October 2016, the Company acquired a 100% interest in the United Gold Property via an option agreement with Noreen Kennedy. The United Gold property is comprised of one map staked licence covering 275 hectares and under the terms of the agreement the company is to pay the optionor a total of $16,500 and $16,500 worth of shares are to be issued over a 6-month period; this option agreement has been fully executed and the Company are the sole owner of the property. A net smelter royalty grant of 0.6% is payable to the optionor.

The Company does not expect any changes to its business during the current financial year.

3.3.3       Recent Events

COVID-19 Developments

The Company continues to have no material disruption to operations or supply chains as a result of the COVID-19 pandemic. Since the onset of COVID-19 in early 2020, the Company has continued to take extraordinary measures to mitigate the possible impact of COVID-19 on its workforce and operations. Some of these measures include: (i) eliminating all non-essential travel to and from the Queensway Project and (ii) reducing physical interaction throughout the organization as much as possible by moving to a work-from-home format. The Company continues to closely monitor the COVID-19 pandemic and is engaged in active operational and financial contingency planning to prudently manage the potential impact of the pandemic on its operations.

NYSE American Listing Application

On February 1, 2021, the Company filed a Form 20-F registration statement with the United States Securities and Exchange Commission (the “SEC”) with the intention of applying to list its Common Shares on the NYSE American stock exchange (“NYSE American”). Subject to the approval of the SEC and the satisfaction of all applicable listing and regulatory requirements, the Company will become a SEC registrant and expects its Common Shares to commence trading in on the NYSE American in 2021.

Exploits Transaction

On December 11, 2020, the Company entered into a purchase and sale agreement with Exploits Discovery Corp. (“Exploits”) pursuant to which the Company sold a 100% interest in two mineral claims representing 12.0 km 2 of land at the Queensway Project for non-cash consideration of 6,562,799 common shares in the capital of Exploits. The Company will also retain a 2% net smelter returns royalty on production from the mineral claims sold to Exploits.

Initial Public Offering

On August 11, 2020, the Company completed an initial public offering on the TSX Venture Exchange of an aggregate of 21,000,000 Common Shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, Canaccord Genuity Corp., BMO Nesbitt Burns Inc. and Desjardins Securities Inc. (together the “Agents”) exercised their overallotment option in full to offer and sell an additional 3,150,000 Common Shares for gross proceeds of $4,095,000. The Company paid agents’ fees of $1,793,700 in cash and issued 1,379,768 agents’ warrants (“Broker Warrants”) exercisable into Common Shares at $1.30 for 12 months from the date of issue in connection with the initial public offering.

2020 Flow-Through Private Placements

On June 10, 2020, the Company completed the second and final tranche of a non-brokered private placement financing by issuing 68,462 Common Shares that qualified as “flow-through shares” (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)) at a price $1.30 per common share, for gross proceeds of $89,001. In connection with the private placement, the Company issued certain finders non-transferable common share purchase warrants (“Finder Warrants”, together with the Broker Warrants, the “2020 Warrants”), in an aggregate amount of 4,107 Finder Warrants, representing 6% of the Common Shares sourced by certain finders. Each Finder Warrant issued in connection with this private placement entitles the holder thereof to purchase one additional common share at a price of $1.30 per common share for a two-year period expiring on June 10, 2022.

On June 4, 2020, the Company completed the second and final tranche of a non-brokered private placement financing by issuing of 1,227,753 Common Shares that qualified as “flow-through shares” (within the meaning of the Tax Act) at a price $1.50 per common share, for gross proceeds of $1,841,630. In connection with the private placement, the Company issued certain finders an aggregate amount of 28,230 Finder Warrants, representing 6% of the Common Shares sourced by certain finders. Each Finder Warrant issued in connection with this private placement entitles the holder thereof to purchase one additional common share at a price of $1.50 per common share for a two-year period expiring on June 4, 2022.

On May 13, 2020, the Company completed the first tranche of the non-brokered private placement financing by issuing 2,766,844 Common Shares that qualified as “flow-through shares” (within the meaning of the Tax Act) at a price $1.50 per common share, for gross proceeds of $4,150,266. In connection with the private placement, the Company issued an aggregate of 36,052 Finder Warrants, representing 6% of the Common Shares sourced by certain finders. Each Finder Warrant issued in connection with this private placement entitles the holder thereof to purchase one additional common share at a price of $1.50 per common share for a two-year period expiring on May 13, 2022.

On May 12, 2020, the Company completed the first tranche of a non-brokered private placement financing of 797,923 Common Shares that qualified as “flow-through shares” (within the meaning of the Tax Act) at a price $1.30 per common share, for gross proceeds of $1,037,299. In connection with the private placement, the Company issued an aggregate of 39,475 Finder Warrants, representing 6% of the Common Shares sourced by certain finders. Each Finder Warrant issued in connection with this private placement entitles the holder thereof to purchase one additional common share at a price of $1.30 per common share for a two-year period expiring on May 12, 2022.

Novo Transaction and Share Issuance

On March 6, 2020, the Company issued 15,000,000 Common Shares to Novo Resources Corp., a TSXV listed mineral exploration and development corporation (“Novo”), at a subscription price of $1.12 per common share, which was paid to the Company by the issuance of 6,944,444 common shares in the capital of Novo (the “Novo Transaction”). Upon closing of the Novo Transaction, Novo owned approximately 15.97% of the Company’s issued and outstanding Common Shares and New Found owned approximately 3.73% of the issued and outstanding common shares of Novo. Pursuant to the terms of the Novo Transaction, Novo has the right to appoint a director to the Board at any time until March 6, 2023, provided that Novo holds no less than 10% of New Found’s issued and outstanding Common Shares. In connection with Novo’s right to appoint a director to the Board, Novo appointed Dr. Quinton Hennigh as its director nominee. Dr. Hennigh was elected to the Board on June 17, 2020.

Mr. Eric Sprott, a principal securityholder of the Company, is also a principal securityholder of Novo.

Proposed Mexican Gold Transaction

On January 26, 2020, New Found entered into a binding letter agreement (the “Mexican Gold Agreement”) with Mexican Gold Corp. (“Mexican Gold”), pursuant to which Mexican Gold agreed to acquire all of the Company’s issued and outstanding shares (the “Proposed Mexican Gold Transaction”). The Proposed Mexican Gold Transaction would have constituted a reverse takeover pursuant to TSXV policies as, following completion of the Proposed Mexican Gold Transaction, the Company’s shareholders would have owned approximately 88.4% of the issued and outstanding common shares of the resulting issuer.

On February 19, 2020, the Company mutually agreed with Mexican Gold to terminate the Mexican Gold Agreement and the Proposed Mexican Gold Transaction.

4       RISK FACTORS

The business and operations of New Found are speculative due to the high-risk nature of its business, which is the exploration of mineral properties. The risks listed below are not the only risks and uncertainties that New Found faces. Additional risks and uncertainties not presently known to New Found or that New Found currently considers immaterial may also materially impair its business. These risk factors could materially affect New Found’s business, financial condition and future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

If any of the following risks occur, New Found’s business, financial condition and operating results could be materially adversely affected.

4.1       Risks Related to the Company

4.1.1       Exploration Stage Company

The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

4.1.2       No Mineral Resources

Currently, there are no mineral resources (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral resources will be identified. If the Company fails to identify any mineral resources on any of its properties, its financial condition and results of operations will be materially adversely affected.

4.1.3       No Mineral Reserves

Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give assurance that any mineral reserves will be identified. If the Company fails to identify any mineral reserves on any of its properties, its financial condition and results of operations will be materially adversely affected.

4.1.4       Reliability of Historical Information

The Company has relied on, and the disclosure in the Queensway Technical Report is based, in part, upon, historical data compiled by previous parties involved with the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

4.1.5       Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and any development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Substantial expenditures are required to establish ore reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

4.1.6       Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

4.1.7       Additional Funding

The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold industry in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.

4.1.8       Acquisition of Additional Mineral Properties

If the Company loses or abandons its interests in its mineral properties, there is no assurance that it will be able to acquire another mineral property of merit or that such an acquisition would be approved by the TSXV. There is also no guarantee that the TSXV will approve the acquisition of any additional properties by the Company, whether by way of an option or otherwise, should the Company wish to acquire any additional properties.

4.1.9       Government or Regulatory Approvals

Exploration and development activities are dependent upon the grant of appropriate licences, concessions, leases, permits and regulatory consents, which may be withdrawn or made subject to limitations. There is no guarantee that, upon completion of any exploration, a mining licence will be granted with respect to exploration territory. There can also be no assurance that any exploration licence will be renewed or if so, on what terms. These licences place a range of past, current and future obligations on the Company. In some cases, there could be adverse consequences for breach of these obligations, ranging from penalties to, in extreme cases, suspension or termination of the relevant licence or related contract.

4.1.10       Permits and Government Regulation

The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. Although Canada has a favourable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance, with changes in governmental regulations, has the potential to reduce the profitability of operations. The Company is currently in compliance with all material regulations applicable to its exploration activities.

4.1.11       Limited Operating History

The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of the Company’s mineral properties require significant additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of its success must be considered in light of its early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

4.1.12       Title Risks

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

4.1.13       Laws and Regulation

The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

4.1.14       Uninsured and Underinsured Risks

The Company faces and will face various risks associated with mining exploration and the management and administration thereof including those associated with being a public company. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk.

In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

4.1.15       Public Health Crises such as the COVID-19 Pandemic

The Company’s business, operations and financial condition could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the current COVID-19 pandemic. To date, there have been a large number of restrictions, business closures, quarantines and a reduction in various activities in a number of countries including Canada, the United States, Europe and China. The pandemic has resulted in travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial and other impacts cannot be reasonably estimated at this time. Such public health crises can result in volatility and disruptions in the supply and demand for gold and other minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, additional slowdowns or temporary suspensions of operations in geographic locations impacted by an outbreak, increased labor, transportation and fuel costs, regulatory changes, political or economic instabilities or civil unrest. At this point, the extent to which COVID-19 will or may impact the Company is uncertain and these factors are beyond the Company’s control. Any increase in the severity of the pandemic or future outbreaks of COVID-19, particularly if the number of COVID-19 cases in New Found Land continues to rise, could have a material adverse effect on the Company’s business, results of operations and financial condition.

4.1.16       Global Economy Risk

The volatility of global capital markets, including the general economic slowdown in the mining sector, over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. If these levels of volatility persist or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital and the trading price of the Company’s securities could be adversely impacted.

In addition, the current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse impact on global economic conditions, which may adversely impact: the market price of the Common Shares, the Company’s operations, its ability to raise debt or equity financing for the purposes of mineral exploration and development, and the operations of the Company’s suppliers, contractors and service providers.

4.1.17       Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation. There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Provinces of Newfoundland and Ontario.

4.1.18       Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the nature landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operations, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

4.1.19       Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition. In addition, the COVID-19 pandemic may cause the Company to have inadequate access to an available skilled workforce and qualified personnel, which could have an adverse impact on the Company’s financial performance and financial condition.

4.1.20       First Nations Land Claims

Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities. Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.

4.1.21       Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

4.1.22       Conflicts of Interest

Most of the Company’s directors and officers and do not devote their full time to the affairs of the Company. All of the directors and officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the BCBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

4.1.23       Gold and Metal Prices

If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of its revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring. The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes.

Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities. Additionally, the current COVID-19 pandemic and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on gold prices.

4.1.24       Negative Cash Flow from Operating Activities

The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

4.1.25       Going Concern Risk

The Company’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

4.1.26       Reporting Issuer Status

The Company is subject to reporting requirements under applicable securities law, the listing requirements of the TSXV and other applicable securities rules and regulations. Compliance with these requirements can increase legal and financial compliance costs, make some activities more difficult, time consuming or costly, and increase demand on existing systems and resources. Among other things, the Company is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight is required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and results of operations. The Company may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses.

4.1.27       Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this AIF, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

4.1.28       Force Majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

4.1.29       Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect its operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

4.1.30       Climate Change Risks

The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at some of its operations in the future.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

4.1.31       Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

4.2       Risks Related to the Company’s Securities

4.2.1       Speculative Nature of Investment Risk

An investment in the Company’s securities carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in the Company’s securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

4.2.2       Price may not Represent the Company’s Performance or Intrinsic Fair Value

The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the Company, including the market in which it is traded, the strength of the economy generally, the availability of the attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Shares on the TSXV in the future cannot be predicted.

4.2.3       Securities or Industry Analysts

The trading market for the Common Shares could be influenced by research and reports that industry and/or securities analysts may publish about the Company, its business, the market or its competitors. The Company does not have any control over these analysts and cannot assure that such analysts will cover the Company or provide favourable coverage. If any of the analysts who may cover the Company’s business change their recommendation regarding the Company’s stock adversely, or provide more favourable relative recommendations about its competitors, the stock price would likely decline. If any analysts who may cover the Company’s business were to cease coverage or fail to regularly publish reports on the Company, it could lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline.

4.2.4       Price Volatility of Publicly Traded Securities

The Common Shares are listed on the TSXV. Securities of mineral exploration and development companies, have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

The price of the Common Shares is also likely to be significantly affected by short-term changes in gold or other mineral prices or in the Company’s financial condition or results of operations. Other factors unrelated to the Company’s performance that may affect the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Common Shares may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Common Shares; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. New Found may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Common Shares is affected by many other variables which are not directly related to the Company’s success and are, therefore, not within New Found’s control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for the Company’s Common Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares is expected to make the price of the Common Shares volatile in the future, which may result in losses to investors.

4.2.5       Dilution

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute shareholders’ voting power and reduce future potential earnings per Common Share. New Found may sell additional equity securities in future offerings (including through the sale of securities convertible into Common Shares) and may issue additional equity securities to finance the Company’s operations, development, exploration, acquisitions or other projects. New Found cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Common Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per Common Share.

4.2.6       Dividends

To date, the Company has not paid any dividends on the outstanding Common Shares. Any decision to pay dividends on the Common Shares of the Company will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions. See “Dividends and Distributions”.

4.2.7       TSXV Listing

The Company may fail to meet the continued listing requirements for the Common Shares to be listed on the TSXV. If the TSXV delists the Common Shares from trading on its exchange, the Company could face significant material adverse consequences, including: a limited availability of market quotations for the Common Shares; a determination the Common Shares are a “penny stock” which will require brokers trading in the Common Shares to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary market for the Common Shares; a limited amount of news and analysts coverage for the Company; and a decreased ability to issue additional securities or obtain additional financing in the future.

5       QUEENSWAY PROJECT

5.1       Summary

The scientific and technical information in this section relating to the Queensway Project is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the Queensway Technical Report. The Queensway Technical Report was prepared for the Company by Dawn Evans-Lamswood, M.Sc., P.Geo, (the “QP”) of DEL Exploration, a Qualified Person and independent of the Company, as defined in NI 43-101. Such assumptions, qualifications and procedures are not fully described in this AIF and the following summary does not purport to be a complete summary of the Queensway Technical Report. Reference should be made to the full text of the Queensway Technical Report, which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The technical content disclosed in this AIF was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer of the Company and a Qualified Person as defined in NI 43-101.

The technical information in the section 5.1 through to, and including, 5.13 at dated as of the effective date of the Technical Report. The information in section 5.14 is dated as disclosed in each respective sub-section.

5.2       Property Description and Location

5.2.1       Location and Access

The Queensway Project is located in north central Newfoundland 12 km to the west of Gander and covers 151,030 hectares of land (Figure 1). The Queensway Project is centred within NTS 002D and NTS 002E within the Central Newfoundland Gold Belt. The Queensway Project is comprised of the following three main areas:

1)	Gander Gold North (“GGN”) - located east of the towns of Glenwood-Appleton, to the north of Gander Lake, covering the Appleton Fault Zone (“AFZ”) and Joe Batt’s Pond Deformation Zone (“JBPDZ”) and associated areas around them. GGN comprises of 36 mineral licenses, totaling 15,650 hectares;
2)	Gander Gold South (“GGS”) - located to the south and west of Gander Lake along the eastern side of the NW Gander River, extending to the east to the Southwest Gander River area and to the west to near the Baie d’Espoir road. GGS comprises of 48 mineral licenses, totaling 130,780 hectares; and
3)	Twin Ponds / Island Pond (“Twin Ponds”) - located to the west of the Gander River and northwest of Glenwood-Appleton, separated from the other licenced areas on the west side of the Queensway Project. Twin Ponds comprises of 2 mineral licenses totaling 4,600 hectares.

Access to the Queensway Project is through the Trans-Canada Highway (“TCH”), that passes through the southern portion of the AFZ and JBPDZ claim areas, and the Northwest Gander Road (“NWG Road”) that extends along the western portion of the Queensway Project, to the south and west of Gander Lake. Gravel woods access roads, such as the AFZ access, the JBPDZ access, the JBP road and the roads to the east of the steel bridge across the Northwest Gander River extend through most of the property, with areas in the extreme SE and SW the most difficult to access. Many quad and harvester trails and winter roads are also present in more recently cut over areas providing excellent access for heavy equipment when required.

Transportation availability includes the international airport at Gander, which has bush plane and helicopter bases, a helicopter base in Appleton and shipping through the ports of Lewisporte and Botwood, 25 and 70 km to the west of Gander, respectively, and north of the TCH, both with good harbours although problems persist with winter shipping due to sea and pack ice.

Electricity is available from the Newfoundland provincial grid, which has three transmission lines through the Queensway Project as follows:

1)	A 350 kV HVdc direct current line which passes through the approximate centre of the GGS licences;
2)	Two 138 kV HVac transmission lines to the north of the TCH crossing the AFZ and JBPDZ trends on the GGN licences; and
3)	A 69 kV HVac transmission line that approximately parallels the TCH to the north across the AFZ and JBPDZ trends on the GGN licences and follows the TCH and secondary routes.

In addition, electrical power is supplied, through the provincial grid, to the towns of Glenwood and Appleton which are surrounded by the Queensway Project licences.

Figure 1. Queensway Project Location Map. Source: New Found, 2020

5.3       Title, Royalties and Encumbrances

5.3.1       Title

The Queensway Project contains 86 map staked mineral licenses containing 6,041 mining claims covering 151,030 hectares.

All of the lands comprising the Queensway Project are map staked crown mineral licenses issued by the Department of Natural Resources Newfoundland, Mines Branch (the “Department”). Mineral licenses are acquired by online staking in the province of Newfoundland. Licenses can consist of 1 to 256 claims per license. Assessment work is required in order to keep them in good standing – the first five years require $200, $250, $300, $350 and $400 per year per claim, respectively. Assessment requirements continue for up to 30 years with increasing costs as time passes as follows: $600 per claim for years 6 through 10, $900 per claim for years 11 through 15, $1200 per claim for years 16 through 20, $2000/claim for years 21 through 30. License renewal fees paid directly to the Department, which also increase as time goes by, are also required every 5 years and annually for years 21 through 30.

The total exploration expenditures required for 2020 to maintain the claims in good standing is $1,603,242 along with $10,775 in license renewal fees. The total exploration expenditures required for 2021 to maintain the claims in good standing is $1,979,605 along with $97,700 in license renewal fees.

New Found does not own any surface rights on the Queensway Project. Surface rights owners within the Queensway Project boundaries include cabin owners in the JBPDZ and Northwest Gander River areas and the residents of the towns of Appleton and Glenwood. New Found maintains the legal right to access and conduct exploration on all of the lands comprising the Queensway Project lands that lie on crown land without encumbrance with exception of necessary exploration permits for the work being conducted on the Queensway Project.

New Found recently identified an irregularity with respect to the registration of a mineral license at the Queensway Project in the physical Mineral Claims Recorder (“MCR”) of Newfoundland related to an improper recording of a previous transfer of the mineral license (the “License Transfer Irregularity”). New Found has filed rectifying documents with the MCR to resolve the License Transfer Irregularity, which were accepted by MCR on June 24, 2020.

5.3.2       Royalties, Agreements and Encumbrances

The project rights comprising the Queensway Project were acquired by map staking mineral licenses and making staged payments in cash and Common Shares from 2016 through 2019 under separate option agreements (the “Option Agreements”). All of the Option Agreements have been fully exercised resulting in 100% ownership by New Found of the subject mineral licenses comprising the Queensway Project. The lands subject to the Option Agreements (Figure 2) carry various NSR royalties ranging from 0.6% to 2.5% which can be reduced by 0.5% to 1%, at the Company’s option, with payments ranging from $250,000 to $1,000,000 to the optionors under the applicable Option Agreements (Figure 3). The total cost of the NSRs that may be purchased at the Company’s discretion is $5,250,000. In addition to the Option Agreements, New Found also conducted map staking resulting in 49 map staked mineral licenses which are held 100% by the Company.

NEWFOUND GOLD CORP
Gander Gold North
Twin Ponds
Botwood
002E03 BOTWOOD
002E02 GANDER RIVER
Appleton
Glenwood
Gander
Gander Lake
002D14 MOUNT PEYTON
002D15 GANDER
New HVdc Transmission Line
Beaver Brook Antimony Mine
002D11 EASTERN POND (WEST GANDER RIVER)
002D10 DEAD WOLF POND
Gander Gold South
002D06 GREAT GULL LAKE
002D07 KEPENKECK LAKE
Legend
Major Places
Highways
HVdc Transmission
50K NTS Index
Map Staked Licences
Beaverbrook
Wetland
Lakes
Queensway Options Agreements
I Linear and JBP Linear Property, NL
II Unity Property, NL
III United Gold Property, NL
IV Golden Bullet Property, NL
V Blackmore Property, NL
VI Guinchard Property, NL
VII JBP Linear Property, NL
VIII P-Pond Property, NL
IX Lush Property, NL
X NFGC Map Staked
0 3 6 12 18 24
Kilometers
UTM NAD27 in zone 21
Drawn by M.B. Regular, P.Geo.
April 4, 2020
610000 620000 630000 640000 650000 660000 670000 680000
5360000 5370000 5380000 5390000 5400000 5410000 5420000 5430000 5440000 5450000

Figure 2. Map showing the properties covered by the Option Agreements and map staked mineral licenses. Source: New Found, 2020

Option Agreement	Completion Date	Payment Outstanding		NSR
		2020	2021
Linear and JPB Linear Project	Fully Executed			1.6% NSR
Unity Project	Fully Executed			1.6% NSR with $1M buyback of 1.0%
United Gold	Fully Executed			0.6% NSR
Golden Bullet	Fully Executed			1.6% NSR with $1M buyback of 1.0%
Blackmore option	Fully Executed			0.6% NSR
Guinchard claims	Fully Executed			1% NSR with $1M buyback of 0.5%
JPB Linear Project	Fully Executed			1.6% NSR with $1M buyback of 1.0%
P-Pond Project	Fully Executed			1.0% NSR with $0.25M buyback of 0.5%
Lush Property	Fully Executed			2.5% NSR with $1.0M buyback of 1.0%

Figure 3. Summary of Option Agreements. Source: New Found 2020

Between August 2016 and April 2017, the Company acquired a 100% interest of twenty-one licences covering 73,830 hectares through map staking. In April of 2020, an additional twenty-eight mineral licenses were staked totalling 64,175 hectares. In March 2019, New Found completed a financing with GoldSpot Discoveries Corp. (“GoldSpot”), which included the grant of an NSR to GoldSpot covering most of the existing twenty-one staked licenses and parts of the optioned properties. This royalty ranges from 0.4 - 1.0% such that royalties on the subject lands of the agreement do not exceed 1.0% (the “GoldSpot Royalty”). Additional lands staked by New Found in April 2020 are also subject to the GoldSpot Royalty.

After the application of the 0.6% area of influence included in the Linear and JBP Linear Project and the Golden Bullet option agreement, the total NSR royalty for the Queensway Project ranges from 0.6 to 2.5% before the application of NSR buy back provisions. After the application of buy back provisions, the total net smelter royalty ranges from 0.5 to 1.6%.

5.3.3       Environmental and Permitting Liabilities

All exploration activities, including reclamation, must comply with all pertinent federal and provincial laws and regulations, the fundamental requirement of which, is that exploration on crown land must prevent unnecessary or undue degradation or impact on fish and wildlife and requires reclamation if any degradation or impacts occur. All exploration activities in Newfoundland require an Exploration Approval from the Department prior to the start of work. Two Exploration Approvals are in place for the Queensway Project as of the date of the Queensway Technical Report.

The first Exploration Approval is for diamond drilling (50 Holes), surface trenching (50 trenches), ground geophysics, prospecting, geochemistry on the GGN area. The second Exploration Approval is for airborne geophysics, geochemical surveying and prospecting over the entire Queensway Project area prior to April, 2020. The Exploration Approvals expire one year from the date they are approved unless the exploration is completed earlier and is reported as being complete. Any changes to the planned work have to be submitted to the Department and either an amended Exploration Approval is given or a new application has to be made. The additional lands staked in April 2020 will require new Exploration Approvals.

Water removal from ponds, streams and other waterways for trenching (washing trenches) or drilling requires a water use permit, which is granted for 1 year. One water use permit is in place for the GGN claims and related diamond drilling and trenching. The permit is issued until December 5, 2020. This permit can be renewed, or new permit issued to cover ongoing exploration activities.

The 2019 activities on the Queensway Project required the renewal of certain regional prospecting and geochemistry permits; a renewal was required for the JBPDZ trenching permit along with the associated water use permit; additional permits were also acquired for diamond drilling along with a separate water use permit. Any number of individual Exploration Approvals can be applied for; typical delays in permit approval range from 30 to 60 days.

Although the author of the Queensway Technical Report is not a QP with respect to environmental issues, in her opinion, environmental liabilities appear to be limited to ground disturbances related to the trenching carried out in 2017 and again in 2018, which require reclamation at a future date. The JBPDZ area, the area impacted by the trenching, has been heavily logged over recently with extensive networks of woods access roads, both all season and winter only, and cutovers which have been scarified and partially replanted using silviculture. Most of the 2017 trenches and many of the 2018 trenches have been reclaimed as required except for the requirement to replant small trees using silviculture at a future date. Historical trenches, some of which haven’t been reclaimed, on the AFZ, JBPDZ and the GGS area are not the responsibility of New Found under present laws unless the Company conducts additional trenching in those areas. There is little evidence of drilling exploration by previous operators, which have been naturally reclaimed by decades of natural plant growth that have removed most traces of prior activities.

In the opinion of the QP of the Queensway Technical Report, diamond drilling conducted during 2019 does not present any apparent environmental liabilities. All drill sites have been cleaned of drill cuttings; drill pads have been reclaimed to prevent potential of negative environmental impacts.

Generally, the mineral licenses are available for exploration activities year-round and only subject to the conditions of the Exploration Approvals and water use license; other activities such as construction, road building, camps and water crossings may require additional permits from outside of the Department. Mineral licenses within the southernmost portion of GGS are restricted from exploration activities from mid-May to early-July due to spring habitat for Newfoundland caribou.

There are no significant factors or risks that may affect access, title, or right or ability to perform work on the Queensway Project.

5.4       History

Property ownership with respect to lands comprising the Queensway Project have changed ownership numerous times since prospecting the area began. The following section describes in detail past owners of the land and outlines the history of ownership in the various areas.

5.4.1       Twin Ponds – Island Pond

Set forth below is the chronological history of ownership and exploration at the Twin Ponds portion of the Queensway Project:

•	1988 - Noranda Inc. (“Noranda”) was the first to conduct mineral exploration in the Twin Ponds area, staking in 1988 and exploring using prospecting and geochemistry into 1990. From 1991 to 1995 no exploration took place and the licenses held by Noranda were eventually cancelled.
•	1995 - prospectors Jim Bouzanne, Michael Stacey, and L. Dwyer focused their efforts on the Big Pond area near the New Found current licenses. These licenses were eventually cancelled.
•	2002 - Crosshair Exploration & Mining Corp. staked Big Pond, Dan’s Pond, Island Pond Salmon Pond area. Their exploration attracted the attention of Rubicon Minerals Corp. and Paragon Minerals Corp. and regional exploration consisting of prospecting and geochemistry continued until 2004. All licenses were eventually cancelled.
•	2007-2015 – prospectors, including Michele and Nath Noel, Gary and Donna Lewis, Nehemiah Pinsent, Larry Quinlan, Gordon Lawrence and Jessica Bjorkman in later years, staked claims and explored the Big Pond, Dan’s Pond and Shirley Lake areas, however all associated licenses were cancelled within 2 years of staking.

The current licences with respect to the Twin Ponds were optioned to New Found by Nigel Lewis shortly after they were staked in mid-2016. Exploration thus far by New Found has included: airborne EM and high-resolution magnetics and follow up prospecting and limited geochemistry.

5.4.2       Gander Gold South

The GGS portion of the Queensway Project has a long and complex history of ownership. The below description does not refer to specific land claim boundaries but instead discusses the property areas ownership in general terms.

•	1981 - Minorex Limited held a claim in the Little Gander Pond area.
•	1984 - Glenn R. Clark & Associates Limited held licences in the Caribou Lake area.
•	1985-1987 – Corona Corporation (“Corona”) held claims in the Hunts Pond and Southwest Gander River Area.
•	1985-1988 - Prospector Lewis Murphy and his company Commodore Mining Corp. held exploration licenses in the area.

•	1985-1990 - Noranda claimed Northwest and Southwest Gander Rivers, Gander Lake, Gander River areas. Noranda was the major licence holder with large land packages over the Jumbo Brook, Paul’s Pond and Greenwood Pond areas. These licenses were either surrendered or cancelled in the early 1990’s.
•	1986-87 - Kidd Creek Mines Ltd. partnered with Noranda Falconbridge for claims in the Northwest Gander River area as well as the Caribou Lake area east of the claims.
•	1988-1992 - Roycefield Resources Ltd. claimed the Beaver Brook area and optioned licenses over antimony discoveries made by Noranda, with the property becoming the Beaver Brook Antimony Mine.
•	1988-1989 - BP Resources Canada Ltd. held licences in the Great Bend and Coy Pond areas just south west of the current claims.
•	1989-1990 - Prospector Lew Murphy claimed the Bear Pond and Rollins Pond areas.
•	1993-1995 - John Clarke claimed the Greenwood Pond and Paul’s Pond area.
•	1995 - New Island Minerals Inc. claimed the Northwest Gander River area.
•	1995 - Roland Butler, John Clarke, Wayne Pickett and Rod Churchill claimed the Southwest Gander River area.
•	1995-2000 - Prospectors Benjamin Critchfield, Denis Walsh and Timothy Froude held licences in the Dead Wolf Pond area.
•	1995-2001 - Altius Resources Inc. (“Altius”) claimed the Greenwood Pond area and other areas along the Northwest Gander River.
•	1995-2000 - Prospector Lai Lai Chan claimed the Paul’s Pond and Greenwood Pond areas. These claims were tied on to Altius. Robert Stares held ground in the Caribou Lake area. Paul Crocker held claims in the Hunts Pond area.
•	1999 - Cornerstone Resources Inc. (“Cornerstone”) claimed the Southwest Gander River area.
•	2001 -2002 - Prospector Kevin Keats claimed the Eastern Pond area. Allen Keats held some licenses in the Little Gander Pond area.
•	2001 -2002 - South Coast Ventures claimed the Northwest Gander River, Joes Feeder, Steel Bridge, Jumbo Brook, and Greenwood Pond areas. Buchans River Ltd. held minor ground at Hunts Pond.
•	2002-2010 – Prospector period with most ground being held by independent prospectors. Lai Lai Chan, Darrin Hicks, Nathaniel Noel and E. Michelle Noel held ground in the Berry Hill area. Roland Quinlan, Fred & Wesley Keats, Brian Rowsell, James & Calvin Crocker held ground in the Dead Wolf Pond, Caribou Pond, and Southwest Gander River area. Stephen Baldwin and the Quinlan’s held minor claims in the Hunts Pond area and Suley Keats Sr., Alexander Duffitt, Gene Hedges held licences in the Little Gander Pond and Southwest Gander River area. The Dead Wolf Pond area was particularly busy by prospectors Eddie Quinlan, Frank Pollett, Glenn Stacey, John Sceviour, Hayward Critchley, and the Crocker family.
•	2003-2004 - Most licenses reverted to the original prospectors who held the most promising ground with limited company interest other than Altius. Much of the area remained unclaimed.
•	2003-2005 - Candente Resources Corp. (“Candente Resources”) claimed the Eastern, Paul’s Pond and Outflow areas and Paragon Minerals held some ground near Bear Pond.
•	2003 – 2011 – Mostly prospectors claims with interest by Altius in the Northwest Gander River, Caribou Lake, Hunts Pond, and Dead Wolf Pond areas, and Cornerstone along the Northwest Gander River.
•	2009- 2010 - Golden Dory Resources Corp. claimed the Greenwood Pond area.
•	2011 - Metals Creek Resources Corp. claimed the Gander Lake.
•	2011- 2012 - Altius allowed many claims to revert back to prospectors or be cancelled for the Northwest and Southwest Gander Rivers and Greenwood Pond.
•	2012-2016 - A few prospectors held claims along the Northwest and Southwest Gander Rivers. Fred and Wesley Keats held ground along the Southwest Gander River. Andy Budden, Jeffrey LeDrew, Shane and Robert Stares, and Wayde Guinchard held licences in the Dead Wolf Pond and Southwest Gander River area. Michelle Noel, Fred and Wesley Keats, Brian Rowsell, Clyde McLean, Allen Keats, and Jeffrey Neville all held licences in the Southwest Gander River area.
•	2012-2015 – a few prospectors held claims along the Northwest and Southwest Gander Rivers.
•	2016-2020 - Vulcan Minerals held ground in the Northwest Gander River more towards the Lizard Pond showing.
•	2016 – Present - New Found staked the licenses that make up the bulk of the GGS area and optioned prospectors claims in the Paul’s Pond and Greenwood Pond areas.

5.4.3       Gander Gold North

The GGN portion of the Queensway Project was acquired by New Found by option in late 2016 through 2018. The optioned properties covered known gold showings along the AFZ and JBPDZ faults. Continued staking by the Company in 2017 and 2020 added to the claim holdings in the area. Below is the rest of the ownership history for the claims on the property:

•	1980 - Westfield Minerals Ltd. (“Westfield”) worked the Jonathan’s Pond area. Here they staked a gold showing discovered by government geologists in 1980, the first recorded gold exploration in the area.
•	1981 and 1985 - Prospector Lewis Murphy worked the Gander River Ultramafic Belt line (“GRUB Line”) with MD & K Agencies and Newmont Canada.
•	1984 - Duval Int’l Corp. for Glenn R. Clark & Associated Limited conducted basic geological mapping, VLF ground surveys, and some till sampling along the GRUB Line north of Jonathan’s Pond.
•	1984-1986 - Noranda worked north of Gander Lake, prospecting for gold, dominating exploration activity until joint venturing with Gander River Minerals Ltd. on the more prospective ground from 1992 to 1997 when most claims were cancelled.
•	1987-1991 – Falconbridge Ltd. worked the JBPDZ. No records of the results are available.
•	1999-2000 - United Carina Resources Corp. with partner Consolidated Pine Channel Gold Corp. worked the AFZ and optioned claims which had been targeted earlier by Noranda and Gander River Minerals.
•	1997-1999 - Krinor Resources Inc. worked the AFZ and the JBPDZ zones. Prospector Roland Quinlan began prospecting the area east of Rocky Pond west of Jonathan’s Pond and the Gander River.
•	1999 – 2001 - Several local prospectors worked the Gander River, Gander Lake, Millers Brook, Appleton and Joes Batts Pond areas to the north of Gander Lake into the Bellman’s Pond and Jonathans Pond region near the GRUB Line. Cyril Reid, Roland Quinlan and his brothers, Jim Bouzane, and Calvin Crocker among others.
•	2001-2011 - Rubicon Minerals Corp. and Paragon Minerals Corp. worked the AFZ and JBPDZ.
•	2002-2003 - Crosshair Exploration & Mining Corp. worked ground near Bellman’s Pond and Rocky Pond along with minor activity by WAVE Exploration Corp., and prospectors Gary Lewis and Perry English.
•	2004 - 2005 - Spruce Ridge Resources Ltd. explored the Little Harbour and Gander Lake North areas.
•	2008 - 2015 - Many properties reverted to the crown and were re-staked by prospectors who targeted the gold showings defined in the earlier exploration activity.
•	2011 - Altius explored the Jonathan’s Pond area.
•	2016 - Present – New Found explored the AFZ and JBPDZ zones and began optioning gold properties and added staking and options. By 2018 New Found established the current land package.

5.4.4       Past Exploration

Outside of the academic studies that delineated the geology of the Gander group, Davidsville group and area lithologies, there was very little formal mineral exploration activity for gold in the Queensway Project area until Noranda’s activities in the 1980’s.

•	1950’s through the 1960’s – NALCO conducted reconnaissance base metal prospecting along the Great Bend portion of the Gander River Ultramafic Complex (1953-1954) and Bell Asbestos examined the complex in 1963. During this time talc, copper, zinc, tungsten, arsenopyrite, and asbestos showings were discovered in the Dead Wolf, Caribou Lake and Hunts Pond areas.
•	1970’s through the 1980’s - Early exploration continued with a focus on the potential for base metals and industrial minerals, such as chromite, magnesite and asbestos in the Gander River Ultramafic Complex (“GRUC”). Companies included John’s Manville and International Mogul Mines Ltd. (“International Mogul”).
•	1971 – International Mogul, north of Jonathan’s First Pond, drilled a pyrite-chalcopyrite-sphalerite showing to northeast of the Queensway Project.
•	1980 - 1981 – Westfield worked in the Jonathan’s Pond area and conducted a follow-up program of rock sampling, prospecting, mapping and trenching to evaluate a gold-arsenopyrite showing reported by geologist Frank Blackwood in 1980, thus beginning gold exploration in the region.
•	1983 – early 1990’s - Noranda initiated gold exploration on the GGS and GGN properties using regional till sampling, prospecting, and stream heavy mineral concentrate surveys identifying significant gold in till anomalies both to the north and south of Gander Lake. Follow up exploration, including prospecting, soil geochemistry, ground geophysics, trenching and diamond drilling, defined gold showings including Duder Lake, and Mount Peyton, to the northwest of Gander River, Aztec, the Greenwood Pond and Pauls’ Pond showings to the south of Gander Lake, and the Knob, Bowater and others in the AFZ. The Andromeda gold showing near Rocky lake was discovered in 1991 north of Jonathans Pond. The soil / till geochemistry also indicated a major antimony trend along the northwest Gander River that resulted in the Beaver Brook antimony deposit being discovered during follow up prospecting, trenching and diamond drilling. Gold targets were identified throughout the JBPDZ and AFZ, in the GGN area to the north of the lake, as well as at Paul’s and Greenwood Ponds to the south of Gander Lake in the GGS area.

Subsequent exploration by Noranda and other companies and prospectors has resulted in the discovery of many gold showings such as the Dome, Road and Keats/Baseline showings along the AFZ, the H-Pond, Pocket Pond and Lachlan along the JBPDZ, the Goose, Road Gabbro and LBNL showings at Paul’s Pond, and the Aztec, Hornet, A-zone Ext as well as the Greenwood showings near Greenwood Pond. Visible gold was noted in many of these showings.

5.4.5       Historic Drilling

To date there has been over 25,538 metres of core drilled directly on the Queensway Project in 218 holes. All holes were BQ, NQ and HQ size core drilled from the wireline drills available during the time. No rotary or other drilling types have been recorded. No holes have been drilled on the Twin Ponds portion of the property, although there has been 3 holes drilled at the Blue Peter (BP-88-01 to 03) and 4 holes at the Clydesdale (CD-05-01 to 05) showings just off the northern portion of the licences in that area. South of Gander Lake there have been 20 holes completed with over 2,246 metres of core on the Paul’s Pond Area and Greenwood Pond Area.

Older drilling south of Gander Lake includes 5 holes drilled by NALCO in 1955 with an intersection of 14.38% Zn, 4.08% Cu, 0.80% Pb, 0.80% Ag, and 0.0 I oz of Au over a narrow width. Bison Petroleum also drilled in the Gander River Complex in 1969 with a total of 6 holes and 831.8 metres. Two of these holes intersected anomalous silver values with weak base metal and gold numbers. In 1979 Hudson’s Bay Oil and Gas collared one hole at Dead Wolf in the “Effingham Zone” to a depth of 48.19 metres finding no significant mineralization.

The majority of diamond drilling has occurred North of Gander Lake in the AFZ and JBPDZ areas. North of the TCH along the AFZ there are a total of 49 drill holes and over 5,922 metres of core recovered. South of the TCH on the same trend there are 83 drill holes and over 8,403 metres of core recovered. More recent drilling has occurred along the JBPDZ trend which has seen 54 holes completed with a total of over 9,872 metres of core recovered to date.

New Found has been able to verify the location of 37 holes on the Queensway Project to date, as they were found during field work. Of the 37 encountered, most holes lie within a reasonable tolerance of the estimated location describe in logs, or on historical maps. Of the holes found by New Found 10 holes from the Knob Showing on the JBPDZ were determined to be off from the recorded location by a larger variance then deemed acceptable. As a result, the SV series holes drilled by Soldi Ventures in 2012 will need to have their collars found and verified by GPS to determine the correct location.

Historic drilling revealed multiple areas of significant gold enrichment within a proximity to the known major geological structures in the area. The depth of mineralization ranges from surface down to 200m and greater in places. With several of the historical showings subject to limited drilling numerous gold enriched quartz veins have been encountered indicating various orientations. Continuity between showings has in some cases been established for up to 700m for the H Pond showing but, in many cases, significant gaps in drilling do not allow for continuity to be established.

5.4.6       Historic Mineral Resource and Reserve Estimates

In 1994 Gander River Minerals optioned the Knob property including the Knob prospect from Noranda. Drilling by Gander River Minerals allowed for production of a historical resource estimate of 236,391 tonnes grading 10.26 g/t Au containing 77,943 oz Au. This historical estimate was published by Gander River Minerals in the technical document titled “Eighth Year Assessment Report Summary of Diamond Drilling Activities Conducted Within Licence No. 4344 The ‘Knob’ Prospect N.T.S. 20/15” authored by Dean Sheppard, 1994.

The data used in the preparation of the historical resource estimate does not meet the current standards of exploration quality assurance and quality control protocols such that it should not be relied upon to produce a current resource estimate for the Knob prospect. Significant additional drilling and data verification would be required to ensure the quality of historic data meets current standards for use in a resource estimate. Additionally, the methods used in the preparation of the resource as a block long section methodology include certain assumptions of geological continuity and grade variography are not adequate to treat this as a current mineral resource estimate. The historical resource estimate is not classified in accordance with section 1.2 or 1.3 of NI 43-101 and therefore cannot be compared with current mineral resources or mineral reserves as defined in sections 1.2 or 1.3 of NI 43-101 as there has been no work completed to verify and classify such historical resource estimate.

A Qualified Person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and the Company is not treating the historical estimate as current mineral resources or mineral reserves.

5.5       Geological Setting, Mineralization and Deposit Types

5.5.1       Regional and Local Geology

The island of Newfoundland is the northeastern most part of the Appalachian orogen. It is divided into four major tectonostratigraphic zones, which are (from west to east): Humber, Dunnage, Gander and Avalon. These zones comprise the product of peri-Laurentia and peri-Gondwana micro-continents rifting during the opening of the Iapetus and Rheic oceans, and subsequent collision with oceanic terranes during ocean closure and terrane accretion in the early-to mid-Paleozoic Era.

The western half of the Dunnage zone (Notre Dame subzone) represents a peri-Laurentia continental arc complex. On the eastern side of the Dunnage zone, where the Queensway Project is located, the exploits subzone represents the meta- sedimentary and meta-igneous remnants of a peri-Gondwanan arc/back-arc complex. Cambrian to Silurian supracrustal rocks are intruded by Silurian to Devonian granitoid suites. The Exploits subzone is delineated by the Red Indian line to the west and the GRUB Line to the east. Rocks of the GRUB are Upper Cambrian in age. They represent relics of an ophiolitic complex thrusted upon Middle Cambrian to Lower Ordovician arenites and shales of the Gander Zone, which were deposited on the leading edge of the Gondwanan margin. The GRUB Line and Dog Bay Line are significant continental sutures formed at the closing of the Iapetus Ocean and traceable through Newfoundland and into Great Britain (Figure 4).

Figure 4. Image of major suture zones. Modified from J. C. Pollock et al. Source: New Found 2020

Accretion events started with the Taconic orogeny, between Late Cambrian and Late Ordovician Periods, and the Penobscot orogeny that was in part coeval. The former occurred along the Laurentia margin with the collision of the Notre Dame arc against the continental crust of the Humber zone, while the latter took place along the Gondwana continent. The Penobscot orogeny mainly involved the obduction of ophiolitic complexes on the Gondwana margin. The predominantly Silurian Salinic orogeny consisted in the closure and partial subduction of the basins containing rocks of the Exploits subzone, as Laurentia and Ganderia converged. Ganderia was a passive margin separated of Gondwana by narrow oceanic stretches and the Neoproterozoic arc complex of Avalonia. Avalonia collided with Laurentia during the Acadian orogeny (450-400 Ma) and the final stage of the Appalachian orogeny consisted in the docking of the Meguma zone (Nova Scotia) during the Neoacadian orogeny from Middle Devonian to Early Carboniferous Periods.

5.5.2       Property Geology

The Queensway Project is located within the Exploits Subzone of the Dunnage-Gander zone and lies just to the west of the GRUC fault, which is the Dunnage-Gander zone’s boundary. It mostly comprises Cambrian to Silurian meta- sedimentary rocks of the Davidsville group. The Davidsville group is divided into the Outflow Formation and the Hunt’s Cove Formation. The portion of the Queensway Project south of Gander Lake also includes the boundary between the Davidsville and Indian Island Groups (Figure 5). The latter mainly comprises Silurian siliciclastic rocks, intruded by the Mount Peyton Intrusive suite. Figure 6 below demonstrates the overall geological zones of the Queensway Project.

Figure 5. Geological context of the Queensway Project. circa 2018: (A) Location of the property with respect to major terranes of Newfoundland, (B) Regional geological context. Source: New Found 2018

Figure 6. Overall Geological Zones of the Queensway Project. Source: New Found 2020

5.5.3       Structure

Structure is a key aspect of the Queensway Project and critical control of gold mineralization. Most rocks display a penetrative, sub-vertical, axial planar structural fabric (S1) trending NNE-SSW. Local decimetre-scale, open to isoclinal F1 folds have been observed, shallowly-plunging to the north-west. Occasional SW-plunging folds are interpreted to be caused by D2 interference, consistent with other studies.

Variations in the attitude of S1 have been documented. These variations are interpreted as resulting from the development of crosscutting NE-trending dextral fault/shear zones, consistent with a late stage dextral transpression during the main deformation event. Drag folds affecting the main fabric are locally present. Such fault zones are present at outcrop-scale, typically with 0.5 to a few metres offset determined in the presence of quartz veins. The largest example of such shear zone occurs on the north shore of Gander Lake, west of the Gander River. It consists in a 10-20m wide, sub-vertical zone of intense S1 disruption trending at N75.

The S1 fabric is frequently affected by crosscutting D2 structures. Such structures typically consist in early to well- developed kink banding, fault planes and, locally, open folds. They trend N125-N130 and dip around 60°SW. A conjugate, secondary set of faults and kink banding is locally present at approximately 30°. Relative kinematic indicators indicate NW-SE extension and NE-SW compression.

Most structures observed in the field are of metre to decametre-scale. The lithological homogeneity of rocks over the Queensway Project hinder the identification and delineation of major structures at property scale. Consequently, the Company relies on geophysical data to identify probable structures.

On the macroscopic scale the intersections of the ENE and NNE faults have shown to be favourable locations for gold mineralization historically as shown in Figure 7 below. This is possibly due to increased dilative activity at these points. There are several other areas of the GGN area that show similar intersecting geophysically interpreted structures and could indicate higher potential for gold mineralization.

As part of New Found’s targeting exercise and with the help of GoldSpot Discoveries several areas of high priority and second priority targets have been developed in the GGN area through the use of geophysical interpretation, geochemical interpretation, structural interpretation and machine learning. Priority target areas are shown on Figure 7.

N
Lotto, Dome, Road
2 Holes Drilled
Powerline, Trench26, Little
Cokes, Keats, Baseline
2 Holes Drilled
Knob, Bullet, Grouse
Appleton Fault Zone
EM interpreted Fault
JBP Fault Zone
H-Pond, Glass
6 Holes Drilled
Pocket Pond
Logan, Lachlan
Queensway Gold Project
Gold Occurence
EM/Mag Faults
Major NNE Structures
Fault Zone
Interpreted Extension
High Priority Tier 1 Targets
Second Priority Tier 1 Targets
NNE - ENE Intersections
New Found Gold Corp
NEWFOUND GOLD CORP
0 0.75 1.5 3
Kilometers

Figure 7. High Priority and Second Priority Tier 1 Targets and intersecting. Source: New Found, 2020

5.5.4       Mineralization

Gold occurrences on the property exist in auriferous quartz veins displaying variable intensity of hydrothermal alteration and sulphide content. In typical showings gold mineralization occurs in mudstone-hosted, conjugate sets of fault-fill and extensional quartz veins with associated hydrothermal alteration. Occasionally veins are hosted in sandstone beds as predominantly extensional veins, as sandstone beds are more competent than mudstone.

Fault-fill and extensional veins typically show evidence of intense deformation, characterized by boudinage, shearing and folding. They are also affected by late-D1, NE-trending, dextral shear fault zones. In some occurrences, auriferous veins and structures crosscut the main fabric (S1). However, they are also affected by D1-related faults, indicating a late- D1 emplacement timing.

Auriferous quartz veins frequently contain fine-grained pyrite, arsenopyrite and visible gold. Less systematically, they include chalcopyrite, galena and boulangerite. Sulphide content often is higher in the surrounding host rock than in the vein. Iron carbonates can form up to 10% of the vein content, in addition to the alteration halo around the vein. Iron carbonate form subhedral to euhedral crystals in the vein and are present as disseminated anhedral grains in the surrounding mudstone matrix.

There are over 100 gold showings on and around the Queensway Project, however the most notable mineralized zones in the Queensway Project are the JBPDZ, which includes the H-Pond, Pocket Pond, Glass, Logan and Lachlan showings and the AFZ which includes the Dome, Little, Knob, Letha, Lotto, Grouse, Road, Bullet, Trench 26, Cokes, Powerline, Keats and Bowater showings (Figure 8). A number of gold mineralized occurrences also occur within the GGS claim group including the Greenwood Pond, Hornet, North Pauls Pond, Aztec, Goose, Road Gabbro and LBNL showings.

N
Lotto
Dome
Keats
Golden Bullet
The Knob
77,943 oz Au
@ 10.3 g/t*
H Pond
Pocket Pond
5 Km
3 Km
Appleton Fault Zone
JBP Fault Zone
Gander Lake
Queensway Gold Project
Diamond Drill Hole Intercepts
0.5 - 1.0 g/t Au
1.0 - 5.0 g/t Au
> 5.0 g/t Au
Rock Samples
0.5 - 1.0 g/t Au
1.0 - 5.0 g/t Au
> 5.0 g/t Au
EM Lineament
EM Fault
New Found Gold Corp
NEWFOUND GOLD CORP
0 1.25 2.5 5
Kilometers
* Historical Resources - Please see disclaimer regarding historical resource estimates

Figure 8. Selected Prospects along the AFZ and JBPDZ. Source: New Found, 2020

* The historical resource estimate disclosed in Figure 8 was published by Gander River Minerals in the technical document titled “Eighth Year Assessment Report Summary of Diamond Drilling Activities Conducted Within Licence No. 4344 The ‘Knob’ Prospect N.T.S. 20/15” authored by Dean Sheppard, 1994. The reader is cautioned that the data used in the preparation of the historical resource estimate does not meet the current standards of exploration quality assurance and quality control protocols such that it should not be relied upon to produce a current resource estimate for the Knob prospect. Significant additional drilling and data verification would be required to ensure the quality of historic data meets current standards for use in a resource estimate. Additionally, the methods used in the preparation of the resource as a block long section methodology include certain assumptions of geological continuity and grade variography that are not adequate to treat this as a current mineral resource estimate. The historical resource estimate is not classified in accordance with section 1.2 or 1.3 of NI 43-101 and therefore cannot be compared with current mineral resources or mineral reserves as defined in sections 1.2 or 1.3 of NI 43-101 as there has been no work completed to verify and classify such historical resource estimate. A Qualified Person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and the Company is not treating the historical estimate as current mineral resources or mineral reserves

Readers are cautioned that mineralization results presented below are shown as channel lengths, drill intercept lengths and not as true widths of mineralization. In many cases the true width of mineralization is not known at this time. Drill hole coordinates and full listing of significant historical diamond drill hole intercepts can be found in the Queensway Technical Report, which is available for review under the Company’s profile on SEDAR at www.SEDAR.com. Grab sample results presented below are highlighted values and are not indicative of the true grade of mineralization found at each of the mineral prospects and showings.

5.5.5       AFZ

The AFZ is a relatively linear set of faults and vein arrays which has been traced along roughly 5 km on the western side of the GGN claim group. The fault structure has not been identified in outcrop owing to the glacial scouring, however, its presence is easily identifiable in diamond drill core and by observation of satellite imagery which delineates a clear NNE linear depression filled with glacial till and overlain by creeks and ponds. In drill core the fault zone is represented by a 100-200m wide zone of locally intense fault brecciated sedimentary rock and fault gouge and is often filled with large volumes of quartz and iron carbonate. Gold mineralization is spatially associated with the main fault lineament as numerous gold occurrences are found within hundreds of metres of the lineament. The exact structural relationship between the known gold occurrences and the lineament are not yet known. Low gold values have also occurred within drill core that has intersected the main fault lineament.

The AFZ contains a number of gold showings including the Dome, Little, Knob, Letha, Lotto, Grouse, Road, Bullet, Trench 26, Cokes, Powerline, Keats and Bowater (Figure 9, Figure 10, Figure 11 and Figure 12).

NEWFOUND GOLD CORP
Trench 26
Lotto
Powerline
Dome
Little
Road
Cokes
Keats-Baseline
Bowater
Bullet
Knob
Letha
Grouse
Legend
Showings
Linear Boundary
Map Staked Licences
NTS Map Sheets 02D/15 & 02E/02
UTM NAD27 in zone 21
0
750
1,500
3,000
Meters

Figure 9. Selected Prospects along the AFZ. Source: New Found, 2018

N
Trench 26
Lotto Zone
Little
Dome
Road
Appleton Fault Zone
Cokes
Keats
Golden Bullet
Letha
Grouse
The Knob
77,943 oz Au
@ 10.3 g/t*
Queensway Gold Project
Diamond Drill Hole Intercepts
0.5 - 1.0 g/t Au
1.0 - 5.0 g/t Au
> 5.0 g/t Au
Rock Samples
0.5 - 1.0 g/t Au
1.0 - 5.0 g/t Au
> 5.0 g/t Au
EM Lineament
EM Fault
New Found Gold Corp
NEWFOUND GOLD CORP
0 0.5 1 2 Kilometers
* Historical Resources - Please see disclaimer regarding historical resource estimates

Figure 10. Selected Prospects along the AFZ showing drill intercept values Source: New Found, 2020

* The historical resource estimate disclosed in Figure 10 was published by Gander River Minerals in the technical document titled “Eighth Year Assessment Report Summary of Diamond Drilling Activities Conducted Within Licence No. 4344 The ‘Knob’ Prospect N.T.S. 20/15” authored by Dean Sheppard, 1994. The reader is cautioned that the data used in the preparation of the historical resource estimate does not meet the current standards of exploration quality assurance and quality control protocols such that it should not be relied upon to produce a current resource estimate for the Knob prospect. Significant additional drilling and data verification would be required to ensure the quality of historic data meets current standards for use in a resource estimate. Additionally, the methods used in the preparation of the resource as a block long section methodology include certain assumptions of geological continuity and grade variography that are not adequate to treat this as a current mineral resource estimate. The historical resource estimate is not classified in accordance with section 1.2 or 1.3 of NI 43-101 and therefore cannot be compared with current mineral resources or mineral reserves as defined in sections 1.2 or 1.3 of NI 43-101 as there has been no work completed to verify and classify such historical resource estimate. A Qualified Person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and the Company is not treating the historical estimate as current mineral resources or mineral reserves.

Figure 11. Selected Assay Highlights along the AFZ North Source: New Found, 2020

Figure 12. Selected Assay Highlights along the AFZ South Source: New Found, 2020

Dome Prospect

The showing is located just to the east of the north end of North Herman’s Pond. It is a sigmoidal shaped, quartz “blowout” with associated narrow (<1 metre wide), brecciated quartz veins and iron carbonate carrying abundant visible gold which appears to be controlled by a dilational structure caused by shearing oblique to the AFZ trend or possibly a crosscutting kink or fold. Host units are dark grey to black mudstones to graphitic shales. Pyrite and arsenopyrite are noted although not always associated with gold values. A 70 metre2 area (7x10 metres), tested by 4 orthogonal channel samples, gave an uncut average grade of 42.9 g/t Au. Trenching expanded the area of the mineralization by locating numerous other sub-parallel veins that contain visible gold on fractures or healed vein margins associated with green to brown sericite. Ten individual veins have been noted to carry visible gold in the trenched area. Fifteen (15) shallow drill holes tested the zone. The first 3 holes drilled in 1999 were drilled 15 metres apart drilling through the quartz “blowout”. Gold intersections from these holes gave values:

LG99-01 - 20.3 g/t Au over 8.6 metres including 70.7 g/t Au over 2.6 metres;

LG99-02 – 10.6 Au over 2.8 metres;

LG99-03 - 10.6 g/t Au over 2.8 metres; and

New FoundC-19-03 – 16.52 g/t Au gold over 6.1 metres including 162.5 g/t Au over 0.6 metres.

Later drilling away from the main quartz “blowout” gave the following intercept:

LG00-28 - 4.9 g/t Au over 3.7 metres.

The true width of mineralization in New FoundC-19-03 is estimated to be 90% of the reported down hole width based on the geometry of the intersection. Due to the historical nature of drill results from LG99-01, 03 the true width of mineralization is unknown at this time.

Little Prospect

Candente Resources trench #19 tested strong soil anomalies, up to 637 ppb Au and 748 ppm as over a strongly deformed/foliated black shale unit cut by quartz veins, some brecciated, and varying in colour from white to grey. An alteration zone in grey-green shales associated with shearing crosscuts the foliation. The zone is up to 5 metres wide, with boudinaged quartz veining carrying pyrite, arsenopyrite, and possible stibnite and cinnabar. Black shales, to the west of the shear zone are offset by the shear and contain mineralized and Fe carbonate altered quartz veining. A sheared offset with associated quartz veining trends into the main shear. Mineralized quartz veins gave grab sample values up to 8.7 g/t Au. Channel samples outlined a 4 metre wide zone over a 35 metre strike length which averages 8.4 g/t Au in the SE portion of the trench and a channel sample in the NW corner gave assay values of 18.6 g/t Au over 7.5 metres including 116.6 g/t over 1 metres. Black, non-mineralized, shales were encountered to the west of the trench. Two drill holes have tested the zone – LG99-16 which gave low gold values over the interval from 25-32.7 metres and LG03-2 which didn’t intersect any significant gold mineralization.

Knob Prospect

The Knob prospect of mesothermal, auriferous quartz veins hosted in a variably deformed, NE trending shale and greywacke unit, of the Outflow Formation in the Davidsville group. The greywacke is in fault contact with an unmineralized and unaltered shale sequence. The host units strike to the northeast, dip steeply to the northwest, and are overturned and form the structural footwall to the mineralized package. Faulting appears to have offset the mineralized veins.

Two types of quartz veins are noted: 1) pyrite-arsenopyrite-rich veins with low gold values; 2) milky-white massive and smaller, sheeted quartz veins, that contain coarse free gold and minor pyrite, chalcopyrite and a steel-grey mineral identified as boulangerite. Both vein types are shear-controlled and are hosted by structures that crosscut the greywacke at a high angle. The veins are typically less than 50 cm wide and exhibit pinch and swell textures although the relationship between the two types of veins is not known. Extensional veins (tension-gash) are developed in the greywacke in and adjacent to the main shear zones.

Wallrock alteration around the milky-white veins consists of silicification with disseminated pyrite and arsenopyrite, and rusty weathering, intensely deformed zones. Mineralization occurs as free gold in the quartz veins, and is also associated with adjacent, carbonate-altered and arsenopyrite-bearing, sedimentary units that give assay grades of up to 5 g/t Au. Veining occurs in all rock units however it is best developed in greywackes, possibly due to the more competent nature of these units. Selected channel sample Au assay values from trenching include:

T-90-01 - 6.26 g/t Au over 13.0 metres and 81.53 g/t Au over 0.81 metres; and

T-90-01B - 12.08 g/t Au over 2.78 metres and 354.4 g/t Au over 1.10 metres.

Significant Au drill intercepts include:

GLN-90-11 - 38.53 g/t Au over 6.45 metres including. 106 g/t Au over 2.3 metres and 412 g/t Au over 0.58 metres;

GLN-90-13 - 19.82 g/t Au over 2.6 metres including. 32.2 g/t Au over 1.6 metres;

GLN-93-17 - 12.33 g/t Au over 10.67 metres including. 38.14 g/t Au over 2.14 metres and 102.20 g/t Au over 0.76 metres; and

GLN-93-19 - 9.54 g/t Au over 1.52 metres including. 24.02 g/t Au over 0.60 metres.

Due to the historical nature of drill results from T-90-01,01B,GLN-90-11,13,17,19 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization at the Knob prospect.

Letha Prospect

The Letha prospect, consists of a W-NW trending, narrow quartz vein system, hosted mainly in shale that has extensive thickening (a blow-out) where the vein passes from shale into massive greywacke. The plunge of the quartz “blow-out” (340°/-70°) is defined by the intersection of the northerly dipping vein and northwest dipping greywacke-shale contact. Spectacular coarse visible gold is noted in the “blow-out” as well as in the vein even where it is hosted by shale. Select Au grab sample assay values of 106.3 g/t, 136.5 g/t, 225.6 g/t, were found in visible gold-bearing quartz vein material grab samples. Drilling encountered quartz veining down dip / plunge of the vein exposed in surface trenching.

Significant Au drill intercepts include:

GB-04-07 - 0.48 g/t Au over 1.5 metres including. 0.78 g/t Au over 0.40 metres; and

GB-04-17 - 0.90 g/t Au over 4.8 metres including. 3.79 g/t Au over 0.5 metres.

Due to the historical nature of drill results from GB-04-07,17 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Lotto Prospect

The Lotto zone is located approximately 150-200 metres to the north along strike from the Dome showing. Three trenches exposed strong iron carbonate alteration with associated quartz veining and visible gold hosted in dark grey to black mudstones and graphitic shales. The quartz veining parallels, and crosscuts the Linear trend and contains pyrite, arsenopyrite and chalcopyrite. Visible gold was noted in two of the trenches associated with strong iron carbonate and brecciated quartz veins where grab samples gave Au values of 934.4 g/t and 64.1 g/t. Channel samples gave lower grade Au assay values of 1 g/t over a few metres, with (0.5 metre) zones assaying up to 11.84 g/t Au.

Nine diamond drill holes intersected wide zones of alteration (iron-carbonate) and Au mineralization. The highest grade Au drill intersections were:

LG00-35 - 14.3 g/t Au over 2.1 metres; and

LG99-07 - 10.0 g/t Au over 2.3 metres.

Due to the historical nature of drill results from LG00-35, LG99-07 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Grouse Prospect

The Grouse prospect is a major, complex, mineralized quartz vein system with highly anomalous gold values over significant widths which reach almost 30 metres true thickness with individual veins up to 6 metres wide. Visible gold was encountered for the first time in bedrock with grab samples of quartz vein material assaying 19.4 g /t Au and 12.1 g/t Au. The geology at the Grouse was found to be similar to the Knob prospect with a more massive greywacke member being the favoured structural host for the development of quartz veining which is contained in a 25 metres wide alteration zone. The most prominent vein located along the northern margins of their alteration zone, is orientated east-west and dips north at 50 to 60°. Pyrite / arsenopyrite, is mostly confined to the margins of the veins, while sphalerite, chalcopyrite, galena, and boulangerite are only present in the veins. No visible gold was noted. Drilling has tested the zone 25 metres along strike and to 70 metres down dip. Select channel samples from this zone include 6.9 g/t Au over 0.6 m, 3.6 g/t Au over 0.9 metres and 2.9 g/t Au over 1.0 metres.

Significant Au drill intercepts include:

GB-04-08 - 0.97 g/t Au over 7.05 metres including. 1.17 g/t Au over 1.20 metres and 1.73 g/t Au over 1.40 metres;

GB-04-09 - 0.63 g/t Au over 36.0 metres including. 1.96 g/t Au over 4.50 metres and 7.49 g/t Au over 0.50 metres; and

GB-04-13 - 0.44 g/t Au over 33.10 metres including. 2.96 g/t Au over 1.10 metres and 4.19 g/t Au over 0.60 metres.

Due to the historical nature of drill results from GB-04-08, 09, 13 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Road Prospect

The Road prospect is located approximately 200-300 metres to the east of the AFZ structure and to the southeast of the Dome showing. It appears to be oriented at a 30 degree angle to the AFZ at approximately 165 degrees. It is a sheared and folded zone of alteration (iron carbonate) up to 3 metres wide containing boudinaged quartz veins that trend north-south along the shear. The main, shallow dipping (40 degrees) quartz vein is up to 0.7 metres wide, averaging about 0.3 metres and carries visible gold with associated arsenopyrite and minor pyrite with associated green and brown sericite, similar to the Dome showing.

Select channel samples gave Au values of 92.6 g/t Au over 1.0 m, and 24.7 g/t Au over 1.2 metres. Five drill holes gave Au highlight values of:

LG99-4 - 15.4 g/t Au over 2.7 metres and 2.5 g/t Au over 3.0 metres.

Due to the historical nature of drill results from LG99-04 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Bullet Prospect

The Bullet prospect is hosted by weakly graphitic, greyish-green shales and siltstone of the Hunts Cove Formation of the Davidsville group. Gold mineralization comprises a narrow, quartz-carbonate vein set developed in a NE trending, steeply south dipping, dextral shear zone. The shear zone has a maximum width of 50 cm and an exposed strike length of 24 metres. The shear dies out to the northeast and to the southwest the shear and quartz veining are offset approximately 1 metre by a sinistral shear zone. Movement along this zone appears to have been coincident with quartz vein development as the vein cuts this shear and was offset by, and folded into, the plane of the shear. Late movement is noted on the shear which hosts the main quartz veins as these veins are broken and reoriented. The veins are generally less then 15 cm thick and are comprised of milky-white quartz with disseminated pyrite, arsenopyrite, boulangerite and minor base metals.

The gold occurs as specks and clusters of free gold. Select channel sample values include 11.9 g/t Au over 0.5 m, 43.2 g/t Au over 0.8 m, and grab sample values of 456 g/t Au, 702 g/t Au, 28.7 g/t Au and 78.4 g/t. Significant drill intercepts include:

GLN-88-04 - 0.89 g/t Au over 4.0 metres including. 1.20 g/t Au over 2.5 metres;

GLN-88-05 - 0.55 g/t Au over 1.8 metres; and

GLN-89-06 - 17.3 g/t Au over 0.3 metres and 4.40 g/t Au over 2.0 metres including. 7.73 g/t Au over 0.7 metres.

Due to the historical nature of drill results from GLN-88-04,05,06 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Trench 26 Prospect

Candente Resources trench #26 tested a strong Au / As soil anomaly located approximately 250 metres to the west of the AFZ, immediately to the west of the access road and approximately 200 metres to the north, along strike of the Powerline showing. The mineralization is hosted in black to graphitic shales with green shales and greywackes and is the furthest to the north that mineralization has been found on the west side of the AFZ. Trenching gave only weak values in the 0.5 to 1 g/t Au range however sampling was difficult and incomplete due to water inflows into the trench.

Two drill holes tested the zone with assay highlights of:

LG99-20 -1.05 g/t Au over 29.1 metres; and

LG99-24 - gave only weakly anomalous Au values.

Due to the historical nature of drill results from LG-99-20 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Cokes Prospect

Two trenches Candente Resources #’s 15, 16 tested soil anomalies with values up to 1500 ppb Au and > 2200 ppm as on the west side of the AFZ in the area of the Cokes farm. An 8-10 metres wide iron carbonate altered zone with variable quartz veining was located near the contact between a thin (3-4 metres), sheared greywacke bed and grey shales. Units are iron carbonate altered and contain boudinaged, narrow, quartz veins with pyrite, arsenopyrite and minor bladed stibnite in one vein. Grab samples give values up to 11.8 g/t Au with the highest values located in the quartz veins.

Channel samples showed gold values up to 7.5 g/t Au over 1.0 metres. The western extension of Trench 15 and Trench 16 exposed iron carbonate altered greywacke (to the west), in contact with unaltered, contorted, grey shales.

Four drill holes have tested the zone. Reported Au values include:

LG03-03 - 2.7 g/t Au over 2.7 metres; and

LG03-04 - 3.4 g/t Au over 5.9 metres.

Due to the historical nature of drill results from LG03-03,04 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Powerline Prospect

Candente Resources trenches 21-23 tested a strong soil anomaly with values up to 3940 ppb Au and 34,460 ppm As. Iron carbonate alteration zones up to 5 metres wide, with narrow quartz veins, were located in shales and conglomeratic greywacke with acicular arsenopyrite noted in the iron carbonate altered conglomeratic greywacke. To the north, the zone appears to be offset to the east along the crosscutting Herman’s Pond fault structure. Grab samples gave Au values up to 12.4 g/t from the mineralized quartz veins while channel sampling gave Au values of 2.0 g/t over 6.0 metres in the northern portion and 1.4 g/t Au over 7.0 metres (incl. 5.8 g/t Au over 1.0 metres) in the southern portion of Trench 22.

The area was tested by 7 diamond drill holes; only anomalous Au results were found in all holes with up to 1.0g/t Au over 3.1m. Due to the historical nature of drill results from LG99-22 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Keats Prospect

The Keats zone is located approximately one kilometer to the south of the Dome prospect just to the east of South Herman’s Pond. It consists of mainly parallel quartz veins with variable iron carbonate alteration over a width of up to 100 metres hosted by black mudstones and grey greywackes, with some sericite also noted. Visible gold has been found along the east margin of the zone, along the east side of South Herman’s Pond, with float samples assaying up to 1,869 g/t Au and channel samples giving values up to 13.6 g/t Au over 1.0 metres. The baseline portion of the zone consists of disrupted/boudinaged quartz veins over a 30 metres long strike length, open to the north and south and crosscut by shears showing a sinistral sense of movement. Visible gold is noted in many of the quartz veins associated with strong sulphide mineralization (pyrite, arsenopyrite, chalcopyrite, boulangerite).

Six diamond drill holes (LG99-11-13, LG03-5, LG08-48, 49) tested the area, drilling to the west towards South Herman’s Pond. Two holes (LG99-11,12) intersected mineralized zones with visible gold that assayed:

LG99-11 - 8.8 g/t Au over 4.3 metres including a 0.6 metre interval that graded 61.3 g/t Au and second Interval of 9.23 g/t Au over 1.6 metres including 35.4 g/t Au over 0.3 metres; and

LG99-12 – 16.3 g/t Au over 2.3 metres.

Five of the 6 holes over a 280 metres strike length intersected significant gold mineralization, with one hole drilled to the east away from the mineralization.

Two holes in 2019 targeted the Keats zone with visible gold and notable quartz veining in both holes associated with a previously unidentified fault. Assay highlights from this drilling include:

New FoundC-19-01 – 92.86 g/t Au over 19.0 metres including 285.2 g/t Au over 6.0 metres; and

New FoundC-19-02 – 1.54 g/t Au over 12.0 metres including 5.45 g/t Au over 1.0 metres.

The true width of mineralization in New FoundC-19-01,02 is estimated to be 70% based on the geometry of the intersection. Due to the historical nature of drill results from LG99-11,12 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Bowater Prospect

The Bowater prospect consists of narrow (up to 10 cm wide) extensional and minor shear controlled, milky-white, quartz-pyrite veins and quartz breccia. The quartz is developed in a 12 metres thick, weakly sericitized / carbonate-altered, black, quartz-feldspar-rich, greywacke, a unit in the Outflow Formation of the Davidsville group. Two main vein orientations are noted, a N-NE bedding parallel set and a cross-cutting E-W set.

The gold mineralization is associated with dark grey to white brecciated quartz veins with gold values directly related to pyrite concentration. A southeasterly plunging, open, F2 fold in one of the trenches is thought to have played a role in localizing gold. Graphitic shale which forms the footwall to the greywacke contains up to 20%, non-auriferous, pyrite. Grab samples give values up to 20 g/t Au.

Select Channel sample assay values from trenching include 8.8 g/t Au over 1.0m and 3.2 g/t Au over 1.0m.

5.5.6       JBPDZ

The JBPDZ is a broad 500 to 1000-metre-wide linear belt of high strain ductile to brittle deformed mudstone containing numerous quartz and iron carbonate veins some of which can be traced for hundreds of metres and are believed to extend over thousands of metres. Gold mineralization has been found along this corridor over a 7 km length to date. Exploration along this corridor has primarily been focussed on the use of surface trenching and diamond drilling to define the mineralized zones. Key showings/zones along this trend are the H-Pond, Pocket Pond, Glass, Logan and Lachlan (Figure 13 and Figure 14).

N
NEWFOUND
GOLD CORP
660500
661000
661500
662000
662500
663000
663500
664000
664500
665000
665500
666000
666500
667000
667500
024244M
024136M
006821M
023864M
023862M
023863M
023874M
Glass
H-Pond
007984M
024031M
023987M
024026M
023721M
023861M
Pocket Pond
023866M
024264M
024141M
024140M
024266M
024997M
022491M
Lachlan
Logan
024139M
NTS Map Sheets 02D/15 & 02E/02
UTM NAD27 in zone 21
Legend
Showings
Linear Boundary
Map Staked Licences
0
750
1,500
3,000
Meters

Figure 13 - Selected Prospects along the JBPDZ: New Found, 2018

Figure 14 - Selected Assay Highlights along the JPBDZ. Source: New Found, 2020

H-Pond Prospect

The H-Pond Prospect is located along the trace of the “H-Pond” brook directly underlying the H-Pond brook quartz boulder train. Thirty-two diamond drill holes (totaling 5,765.2 metres) have tested the H-Pond mineralized quartz veins over a strike length of 800 metres and to a depth of 250 metres. The mineralization occurs in multiple, steep northwest dipping, northeast striking quartz veined zones.

The host to the quartz veining is a folded, variably altered, fine to very fine-grained mudstone/shale with slightly grittier siltstone sections. Cutting these deformed and altered sedimentary rocks are abundant quartz-veined zones on average about 5 metres wide but ranging from 1 to 24 metres in width. The veined zones contain on average about 25% quartz vein material. The veining typically consists of variably stylolitic, partly vuggy quartz-iron carbonate veins that contain visible gold in places. Approximately 50% of the veined zones contain individual veins greater than 20 cm thick, while 7% have veins more than 100 cm thick. The zones having the thicker veins also contain the majority of the higher gold grades. Many of the veins are folded and have variable orientations, though the majority trend northeast (040°). The veins have highly variable dips ranging from flat to vertical.

Accompanying the veining are finely disseminated pyrite, coarse granular pyrite and arsenopyrite porphyroblasts (up to 3cm), which often propagate along bedding planes. The porphyroblasts are locally zoned, having pyrite overgrowths around cores of arsenopyrite. In many places, the porphyroblasts have quartz-filled pressure fringes. Some of the finer pyrite appears to replace the iron carbonate granules. Sulphide contents reach a maximum of 15 to 20% marginal to the veins though rarely is there greater than 1 to 2% combined in the veins themselves. Accessory minerals in the veins include iron carbonate, chlorite, sericite, dickite, talc, gypsum along with honey yellow to purple-grey sphalerite, chalcopyrite, galena, boulangerite, and locally visible gold. Visible gold was mainly observed near vein margins or immediately in the adjacent wallrock. The iron carbonate usually occurs along the vein margins as lathy crystals up to 2cm in length.

Much of the quartz veining is enveloped in a 50 to 75 metre wide, steep northwest dipping package of dark grey, strong sericite-iron carbonate speckled alteration. On the western (hangingwall) side the sericite alteration is more intense and the rock has been bleached to a creamy yellow colour. Some of the iron carbonate granules are locally rimmed or, in some cases, totally replaced by chlorite.

Significant drill intercepts include:

HP-04-01: 0.67 g/t gold over 44.45 metres including 12.39 g/t gold over 0.50 metres;

HP-04-03: 11.70 g/t gold over 3.40 metres including 16.27 g/t gold over 2.40 metres;

HP-04-04: 7.20 g/t gold over 2.60 metres including 8.73 g/t gold over 2.10 metres;

HP-05-09: 2.08 g/t gold over 3.75 metres including 9.02 g/t gold over 0.80 metres;

HP-05-11: 5.47 g/t gold over 2.35 metres including 6.91 g/t gold over 1.85 metres;

HP-05-15: 3.40 g/t gold over 3.80 metres including 9.79 g/t gold over 1.15 metres;

HP-06-29: 2.41 g/t gold over 4.80 metres including 6.58 g/t gold over 1.00 metres;

HP-06-35: 6.15 g/t gold over 2.30 metres including 12.29 g/t gold over 1.05 metres;

New FoundC-19-05: 2.35 g/t gold over 11.0 metres including 6.73 g/t gold over 3.0 metres; and

New FoundC-19-09: 4.39 g/t gold over 9.0 metres including 17.45 g/t gold over 2.0 metres.

The true width of mineralization in drill holes New FoundC-19-05 and New FoundC-19-09 is estimated to be 60-70% based on the geometry of intersection. Due to the historical nature of drill results from HP-04-01. 03, 04, HP-05-09,11,15, HP-06-29,35 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Glass Prospect

A follow up to till sampling in 2017 by New Found resulted in the discovery of the Glass showing located northeast of the H-Pond brook and H-Pond prospect. Largely viewed as a possible parallel zone to the H-Pond prospect the Glass showing was excavated in 2017 and further expanded in 2018 along a roughly 150 metre strike length of the vein array. Mineralization at the Glass showing is very similar to mineralization intercepted in the historic diamond drilling at the H-Pond Prospect. Linear quartz veins with lesser amounts of iron carbonate range in width from 10-60cm and show boudinage habit along its strike and contain localized arsenopyrite, pyrite, boulangerite, magnesium oxide and visible gold. Alteration patterns at the Glass showing are of cryptic alteration halos of iron carbonate extending for 10’s of cm and lesser amounts of sericite along the vein margins.

Pocket Pond Prospect

The Pocket Pond Prospect, consisting of two significant quartz veined zones, is located under the waters of and immediately to the west of East Pocket Pond, approximately 2.0 to 2.5 kilometers southwest of the H-Pond Prospect. Fifteen drill holes (2,529 metres) have been completed at the Pocket Pond Prospect and the mineralization has been exposed in two surface trenches. Drilling has traced mineralized quartz veined zones over a strike length of 950 metres and to a depth of 250 metres.

The Pocket Pond mineralization is hosted by fine-grained altered metasedimentary rocks like at the H-Pond Prospect, although some sections are somewhat grittier (siltstone). Alteration and mineralization are quite similar to that at H-Pond, except that the veins locally contain up to 20% combined pyrite-arsenopyrite and, in places, have abundant gypsum, talc or dickite.

The steep west-dipping (60° to 70°), subparallel zones are approximately 8 to 16 metres wide, composed of 10 to 35% quartz vein material and are about 200 metres apart. The easternmost veined zone intersected by drill hole HP-04-07 was traced to 150 metres below surface by drill hole HP-05-28. HP-04-07 and HP-05-28 are the only two drill holes that have tested the eastern veined zone at the Pocket Pond Prospect.

Significant drill intercepts include:

HP-04-07: 6.63 g/t gold over 1.70 metres including 25.23 g/t gold over 0.40 metres;

HP-05-28: 5.37 g/t gold over 1.55 metres including 13.99 g/t gold over 0.55 metres;

HP-07-39: 1.89 g/t gold over 12.60 metres including 14.36 g/t gold over 0.50 metres;

HP-08-44: 12.43 g/t gold over 3.50 metres including 84.77 g/t gold over 0.50 metres; and

HP-08-48: 9.16 g/t gold over 14.2 metres including 255.0 g/t gold over 0.50 metres.

Due to the historical nature of drill results from HP-04-07. 03, 04, HP-05-28, HP-07-39, HP-08-44,48 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Lachlan/Logan Prospect

The Lachlan and Logan prospects were initially discovered in 2000 and 2017 respectively and likely represent the same zone of mineralization as they are separated by 10’s of metres. This area of mineralization represents the most southerly known gold showing along the JBPDZ occurring south of the Trans-Canada highway. Three trenches have exposed this zone along a roughly 175 metre strike length; bedrock is variably iron carbonate altered siltstones and shales that are cut by a number of narrow (1-20cm) quartz veins which are north striking and steeply dipping. Locally visible gold has been noted along with significant concentrations of near massive arsenopyrite (clots to 15cm). The Logan showing was channel sampled in 2017 resulting in 5.0g/t Au over 0.5 metres, 5.7 g/t Au over 1.0 metre and 4.4 g/t Au over 1.5 metres. Channel sampling of the Lachlan zone in 2004 by Rubicon Minerals resulted in 8.5g/t Au over 1.0 metre.

5.5.7       GGS

The GGS claim group has witnessed significantly less exploration than the northern portion of the Queensway Project owing partly to the increased glacial cover and distance from major centres. There have, however, been a number of gold discoveries made through basic prospecting, soil and till sampling and surface trenching. Significant gold prospects in this area include the Greenwood Pond, Hornet, North Paul’s Pond, Aztec, Goose, Road Gabbro and LBNL (Figure 15).

Figure 15. Selected Prospects along GGS. Source: New Found, 2018

Greenwood Pond Prospect & Hornet Showings

The seven Greenwood Pond showings and the Hornet showing consist of altered gabbro with disseminated pyrite and typically <5 % arsenopyrite. It appears that the reported detailed locations for a number of the Greenwood Pond showings are incorrect since attempts to locate the Greenwood #4 to #7 trenches by Altius in 2012 were unsuccessful and New Found geologists tried to locate five of the six showings (except Hornet and Greenwood #1) in 2018 but could only locate Greenwood #2 which had been trenched and left open. Their proximal location is still valid however existing government datasets have misplaced their position and further field recognizances is required.

Gold grab sample assay results include:

Greenwood #1 - 1.8 g/t Au;

Greenwood #2 - 5.27 g/t Au and 23.2 g/t Au;

Greenwood #3 - 2.75 g/t Au;

Greenwood #4 - 1.9 g/t Au;

Greenwood #5 - 2.9 g/t Au;

Greenwood #6 - 3.09 g/t Au; and

Greenwood #7 - 1.5 g/t Au.

Channel sampling on the Greenwood #4 to #7 showings gave generally low Au values with two samples from mineralized gabbro giving 1.74 g/t Au and 1.09 g/t Au over 1.0 metre, and another in greywacke gave 1.2 g/t Au over 1.0 metres. These samples are not sourced to a particular trench or showing and give gold values only. The Hornet showing consists of small, 1-2 cm, quartz-pyrite stringers with vuggy quartz veins in a silicified, fractured and brecciated felsic unit which gave grab sample values to 23.2 g/t Au, and a channel sample that gave 2.86 g/t Au over 1.0 metre. No drilling is reported on either the Greenwood Pond or Hornet showings.

North Pauls Pond Prospect

The North Pauls Pond prospect consists of quartz veins exposed in trenching, at least 1 metre thick with Au grab sample values of 10.86, 8.96 and 5.24 g/t. Quartz veins with 10-20 % patchy to semi-massive stringers of arsenopyrite are hosted by black, strongly foliated, and possibly tightly folded, fine-grained, Davidsville group siltstones. The highest- grade mineralization is associated with a combined IP/chargeability anomaly and a cluster of angular, gold bearing quartz vein floats that gave grab sample values to 15.25 g/t Au.

The prospect was diamond drilled in 2005 with six holes (1,962m). Significant gold drill intercepts include:

PP-05-01 - 0.58 g/t Au over 0.55 metres in a broader interval of anomalous gold mineralization;

PP-05-02 - 2.1 g/t Au over 0.20 metres and 2.1 g/t Au over 0.55 metres; and

PP-05-06 - 7.1 g/t Au over 0.35 metres and 4.3 g/t Au over 0.50 metres.

Due to the historical nature of drill results from PP-05-01,02,06 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Aztec Prospect

The Aztec Prospect and A-Zone extension prospects occur as epithermal-style quartz veins in an alteration system associated with the fault contact between the Davidsville group and Indian Islands Group. Mineralization consists of low-grade gold values which has been trenched and tested with six diamond-drill holes, and has been traced along strike for approximately 330 metres. The Aztec prospect alteration is believed to be developed in the structural footwall of a fault zone and is comprised of silicified, pyritic conglomerate or breccia. Gold mineralization typically carries <1 g/t Au and is associated with conglomerate. Trench grab samples gave assay values in the 1.01 to 1.03 g/t Au range. The “hydrothermal breccias” exposed on surface, exhibit multiple phases of brecciation and pervasive silicification, with concentric chalcedony rinds, over a thickness of approximately 10 metres. Below the hydrothermal breccia, and structurally beneath the possible sinter is an approximate 70 metres thick zone of variably developed argillic alteration in fine-grained siltstone/sandstone. The alteration intensity appears to decrease away from the structural contact. The alteration zone has a strike length of 330 metres, and a width of 100 metres with a shallow dip to the northwest.

Six drill holes (575 metres) tested the mineralized zone over a 300 metres strike to a depth of <50 metres. Significant Au drill intercepts include:

AZ-88-01 - 0.40 g/t Au over 2.0 metres including 0.61 g/t Au over 1.0 metres;

AZ-88-02 - 0.95 g/t Au over 0.7 metres; and

AZ-88-06 - 0.52 g/t Au over 3.6 metres including 1.27 g/t Au over 0.6 metres.

Due to the historical nature of drill results from AZ-88-01,02,06 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

At the A-Zone extension which is parallel to and 500 metres to the east of the Aztec zone, a series of trenches exposed an approximately 30 metres thick, pervasively chloritized, locally potassic-altered, greywacke unit in siltstone cut by thin, discontinuous, extensional quartz-carbonate veins and veinlets carrying arsenopyrite/pyrite. The mineralized zone has a strike length of approximately 250 metres with trench channel samples giving Au values of 2.6 g/t Au over 7.0 metres and 1.0 g/t Au over 13.0 metres. No drilling is reported to have tested this zone.

Goose Prospect

The Goose Prospect was discovered by Noranda during follow up of float boulders with Au in grab sample values up to 42.1 g/t Au. It is hosted by weakly deformed, grey-green, massive sandstone, limonitic sandstone and green chloritic siltstone of the Davidsville group, with patchy silicification associated with 1-2 cm milky white quartz veins and veinlets. The mineralization is arsenopyrite, pyrite and pyrrhotite as fine to coarse patches in the quartz veins and as disseminations (up to 10%) in the wall rock. The prospect is classified as an arsenopyrite rich quartz vein style of mineralization. Noranda determined that the mineralization was regular along strike, trending at 055°, dipping moderately to the NW, and varying from 2 to 10 metres (average 3 metres) thick over a strike length of 180 m, remaining open along strike and to depth. It was tested by 7 trenches and 8 drill holes over a 100 metres strike length with four diamond-drill holes (291.1 metres) in 1988 and 4 DDH’s (572 metres) in 2004. - Significant gold drill intercepts include:

GZ-88-01 - 3.14 g/t Au over 2.5 metres;

GZ-88-02 - 7.54 g/t Au over 1.0 metres, 1.64 g/t Au over 2.8 metres;

GZ-88-03 - 0.93 g/t Au over 9.8 metres including 1.89 g/t Au over 1.1 metres; and

GZ-88-04 - 0.76 g/t Au over 3.0 metres including 1.4 g/t Au over 1.0 metres.

The 2004 drilling found that gold mineralization was in narrow high grade to wide anomalous intervals such as:

PP-04-01 - 15.68 g/t Au over 0.8 metres, 1.22 g/t Au over 1.11 metres, and 2.14 g/t Au over 1.62 metres;

PP-04-02 - 0.30 g/t Au over 9.45 metres; and

PP-04-04 - 2.14 g/t Au over 0.6 metres.

Due to the historical nature of drill results from GZ-88-01,02,03,04, PP-04-01,02-04 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Road Gabbro Showing

The Road Gabbro showing is hosted in the Botwood Group, close to the Davidsville group contact. The outcrop consists of gabbro with quartz veins carrying pyrite and minor visible gold, which intrude siltstones and shales of the Botwood Group. It was trenched and channel sampled with a select Au assay value of 2.24 g/t Au over 1.0 metres which included visible gold. A grab sample from a chloritized gabbro boulder, with pyrrhotite, silicification and quartz veining, from the rubble piles from the trenching, gave an assay value of 25.4 g/t Au. There has been no reported drilling at this showing to date and it remains largely untested.

LBNL Showing

The showing consists of narrow quartz-arsenopyrite veins in a silicified granitic intrusive. It was discovered in follow up of a soil sample value of 3230 ppb gold. Arsenopyrite forms coarse patches in the veins and sometimes mantles the vein margins. Two of five trenches gave assays >1 g/t Au - LB 02, chloritized greywacke and gabbro - 1.36 g/t Au over 1.0 metre and LB 03, sericitized greywacke with quartz veins - 1.80 g/t Au over 1.0 metre. Angular, pyrite/arsenopyrite bearing, sericitic altered greywacke float, located near the showing gave values of 1.27 and 5.18 g/t Au from six grab samples. No drilling is reported to have tested the showing.

5.6       Geological Model

The gold showings in the Queensway Project area are thought to have been introduced during the main D1 deformation event and emplaced in sedimentary rock through quartz veining associated to tight folds and high strain zones. In the northern portion of the Queensway Project, the subsequent D2 deformation event did not modify significantly the geometry of the stratigraphic sequence and mineralization, though local offsets have been documented.

D1 deformation consisted in a major NW-SE shortening episode resulting in intense flattening, accompanied by tight folding and SE-verging thrusting. Late stage of shortening included dextral transpression resulting in the development of NE-trending faults. Relative crosscutting relationships between auriferous veins and such structures suggest gold mineralization occurred prior as well as synchronously to this change in strain orientation.

D2 deformation induced minor NW- to NNW-trending kink banding, faulting and folding with no significant effect in the northern portion of the Queensway Project. To the south, geophysical data suggests D2 structures progressively change orientation to a more WNW trend and are more prominent. However, further investigation is required to determine the extent to which they affect older geological features.

Gold showings in the Queensway Project are interpreted to be epizonal, epigenetic, sedimentary-hosted orogenic gold mineralization (Figure 16). They display characteristics similar to that of other mesothermal gold occurrences such as Meguma, in Nova Scotia. Gold is thought to have been introduced during the main deformation event and emplaced in sedimentary rock through quartz veining associated to tight folds and high strain zones. Conjugate sets of fault-fill and extensional veins formed with an associated carbonate hydrothermal alteration halo, similar to what is described in other contexts.

With respect to models for gold mineralization, gold was likely sourced from sedimentary rocks at depth, in which metamorphic breakdown of pyrite to pyrrhotite released sulphur and trace metals contained in pyrite. The presence of mudstone horizons with disseminated pyrite in the Hunt’s Cove and Outflow Formations, as well as, locally, decimetre-size pyrite nodules supports such hypothesis. The presence of sulphide minerals indicate gold likely was mobilized by a gold-sulphur complex; however, the low sulphide content of auriferous veins suggests poor reactivity of the host rock with mineralising fluids. This also accounts for the moderate to weak alteration intensity around the veins.

Crosscutting relationships between auriferous structures and other geological features suggest gold precipitated over a single mineralizing event. Mineralization took place syndeformational- to late-D1 deformation, and no evidence was documented that would argue for D2-related mineralization or remobilization of gold.

No evidence of local intermediate to felsic intrusion has been documented. This includes dykes crosscutting the stratigraphy or any type of geophysical anomaly that could be related to the presence of an intrusion at depth. Consequently, it is interpreted that there is no genetic link between gold mineralization and magmatism in the area.

Depth
2 km
5 km
10 km
20 km
A. OROGENIC GOLD DEPOSITS
Hg-Sb
Epizonal Au-Sb
Intrusion-hosted orogenic
Mesozonal Au-As-Te
Hypozonal Au-As (includes "skarns")
B. GOLD DEPOSITS WITH ANOMALOUS METAL ASSOCIATIONS
Overprinted porphyry (Boddington?)
Au-Cu-Mo-Bi
Overprinted VHMS (Bousquet?) Au-Ag-Zn-Pb
Overprinted porphyry/ submarine epithermal (Hemlo?) Au-Mo-Sb-As-Hg-Tl-Ba
C. INTRUSION-RELATED DEPOSITS
Au-Sb-As
Cu-Ag-Bi
Ag-Pb-Zn
Timbarra
Au-Mo-Bi-Te-As
Au-Bi-Te-Mo-W-As
W-Bi-Au
Au-As
Mineralization: replacement
Mineralization: veins
Mineralization: disseminated
Fault/shear zones
Massive sulfide/chert
Pre-existing alteration
Granitoid
Limestone

Figure 16. Continuum model for orogenic gold deposits (from Groves et al., 2003 in Goldfarb et al., 2005). Data suggests the Queensway Project belongs to the epizonal Au-Sb category.

Figures 17 to 20 below show a visual comparison of the mineralogy, texture and genetic character of mineralized drill core from the Keats showing to the Fosterville Mine in Victoria, Australia. In particular is the comparison to the epizonal type of orogenic deposits.

Figure 17. Left, drill core from the Keats zone (New FoundC-19-01), Queensway Project; right, core from the Eagle zone, Fosterville Mine. Comparison of intense quartz stock work with relict black shale fragments from each deposit. Specks of visible gold are present in quartz veins and their selvages. Gray patches contain fine grained antimony sulfides, boulangerite on left and stibnite on right. Source: New Found.

Figure 18. Left, drill core from the Keats zone (New FoundC-19-01), Queensway Project; right, hand specimen from the Eagle zone, Fosterville Mine. Comparison of quartz veining displaying relict banding from each deposit. Dark material at the bottom is relict shaley material. Such banding in is probably an original texture resulting from open space filling of quartz sulfides and gold at the time of deposition. Open space filling is indicative of a shallow level of deposition for both deposits. Source: New Found.

Figure 19. Left, drill core from Keats zone (New FoundC-19-01), Queensway Project; right, core from the Eagle zone, Fosterville Mine. Comparison of vein quartz displaying numerous vugs, or small cavities, lined with quartz crystals from each deposit. Native gold is also visible in each sample. Such open space cavities are indicative of a shallow level of deposition for both deposits. Source: New Found

Figure 20. Left, core from Keats zone (New FoundC-19-01), Queensway Project; right, core from the Eagle zone, Fosterville mine. Comparison of gray and white quartz vein material with numerous small specks of native gold from each deposit. Grey specks are mostly antimony minerals, boulangerite on the left and stibnite on the right. Some gray flecks are particles of black shale caught up in quartz. Such fine gold particles likely formed through rapid precipitation of gold in a shallow epizonal regime within an orogenic system, an indication of a shallow level of deposition for both deposits. Source: New Found

5.7       Exploration

Exploration on the Queensway Project in 2017 targeted gold mineralization using the following exploration methods: regional and detailed prospecting, geological evaluation of the GGS and GGN areas, trenching and associated geology including a structural study of the trenched areas, a drone survey over the Queensway Project, 798 and Glass trench areas on the JBPDZ and a preliminary interpretation of the airborne geophysical survey carried out in the early summer of 2017. The regional prospecting covered the GGS and TP areas while the detailed prospecting, trenching and drone survey was carried out on the GGN properties. Exploration in 2018 continued additional interpretation of the geophysical data, a significant regional till sampling program, a detailed structural geological survey, soil surveys, regional prospecting and surface trenching. As of December 31, 2019, total exploration expenditures by New Found at the Queensway Project exceed $2.1 Million as defined below.

2019 Exploration Program
Diamond Drilling	$565,000

2019 Total:	$565,000

2018 Exploration Program
Till Sampling	$177,254
Till Geochem Testing	$22,932
LandSat Imagery	$45,495
Structural Study	$159,545
Prospecting	$150,000
Analytical testing	$55,185
2018 Total:	$610,411

2017 Exploration Program
Prospecting	$144,661
Analytical testing	$33,440
Trenching	$99,557
Drone Imagery	$4,428
Geophysical survey	$696,835
Geophysical interpretation	$13,900
Structural interpretation	$3,300
2017 Total:	$996,121

5.7.1       2016 Till Survey - JBPDZ

In November 2016, New Found contracted Overburden Drilling Management (“ODM”) to collect 59 samples of oxidized, C-horizon till from hand-dug shovel pits on a portion of the property that overlies the auriferous JBPDZ Trend. The till samples were analyzed to allow for a detailed study of their composition.

The objective of the program was to detect and delineate gold-grain dispersal trains emanating from undiscovered Au- quartz veins of potential economic significance.

The Queensway Project is extensively covered by a veneer of locally derived glacial till deposited by ice flowing northward from the center of the Newfoundland Ice Cap. The ice flow direction on the property was 020°, subparallel to the underlying stratigraphic and structural trends.

The till excavated from each pit was roughly hand screened into a pail on site at 8 mm to remove most of the large clasts. Approximately 13 kg of the sieved -8 mm fraction, along with a representative handful of the +8 mm pebbles, was packed in a heavy-duty 30 x 50 cm plastic bag sealed with a cable tie. Each sample site was logged, describing its topographic setting, the location and geology of the nearest rock outcrop, the physical characteristics, pebble lithologies and quality of the till and the depth to which the till was sampled.

The till samples were processed by ODM using procedures which are designed specifically for extracting gold grains and a suitable analytical fraction from samples of oxidized till collected at surface. The weights of all derived sample fractions are recorded together with observations on the physical characteristics of both the samples and any recovered gold grains.

Before processing the samples, a representative 500 g split (~400 g after drying) was removed from the sample and reserved for geochemical analysis. The remaining bulk sample material was wet screened at 2.0 mm and a primary -2.0 mm table concentrate was prepared. Geological observations on the character of the sample were made during both the screening and tabling operations.

The concentrates obtained by tabling are purposely large (typically 300-400 g) and of low grade (10- 25% heavy minerals) in order to achieve a high, 80 to 90 percent recovery rate for every useful indicator mineral of specific gravity (“SG”) >3.2 irrespective of its grain size. Any contained gold grains, which by nature are mostly silt-sized, are separated from the table concentrates by micropanning and are counted, measured and classified as to degree of wear (i.e. distance of glacial transport). The relative abundances of any sulphides or similar indicator minerals or metallic contaminants are also estimated, and the expected gold assay value of the contained gold grains is calculated.

A representative, ~250-300 g subsample of the reserved 500 g split was dry sieved to produce a -0.063 mm silt + clay fraction of sufficient size for geochemical analysis. The sieving was done to completion, i.e. until no more material passed through the sieve, not just until the 30 g of fines normally needed for geochemical analysis were obtained. The samples typically yielded 15 to 30 percent fines. The unused portion of the 500 g split and the +0.063 mm fraction of the sieved portion were archived.

5.7.2       2016 Till Survey – Results

The gold grain content of the till is effectively anomalous over the entire 1.5 x 5 km survey area and the gold background could not be established. The counts ranged from 19 to 1744 grains and averaged 127 grains per sample. Forty-nine samples – 83 percent – yielded gold counts >40 grains including 24 samples – 41 percent – with >100 grains and 3 samples with >300 grains. Approximately 70 percent of all gold grains are pristine to partly modified indicating that most of the gold has been transported <1 km and thus is derived from multiple sources. However, the proportion of pristine + modified grains is highest at the up-ice end of the sampling area, averaging 83 percent on the most southerly traverse and, conversely, the proportion of reshaped grains is highest at the down-ice end, averaging 57 percent in the samples clustered around the 798 Boulder prospect. The increase in reshaped morphologies down-ice indicates that the gold sources are concentrated toward the up-ice end of the survey area.

The overall anomaly was evidently produced by: (1) a plethora of small, auriferous quartz veins (i.e. Bendigo-type veins) that were sufficiently exposed during glaciation to contribute a significant amount of gold to the till; and (2) the mineralized trend being parallel to the 020° ice-flow direction.

5.7.3       2017 Airborne Survey – CGG Canada Services Ltd.

The airborne report by CGG Canada Services Ltd. describes the logistics, data acquisition, processing and presentation of results of a HELITEM35C electromagnetic magnetic (“EM”) airborne geophysical survey carried out between May 12 and June 9, 2017, for New Found, over two blocks near Gander, Newfoundland. The purpose of the survey was to map the geology and structure to assist in detecting zones of gold accumulation. Data was acquired using a HELITEM35C electromagnetic system, supplemented by a high-sensitivity cesium magnetometer. The data was processed to produce images that display the magnetic and conductive properties of the survey area. A GPS electronic navigation system ensured accurate positioning of the geophysical data. The survey was flown in two areas, one included the GGN and GGS claim groups, and the other covered the Twin Ponds claims. Line spacing was 200 metres in an east-west direction with control lines (tie-lines) of 2 km spacing in a north-south direction, at a terrain clearance of 70 metres. A total of 5311.9 line km was surveyed. The HELITEM35c comprises a MULTIPULSE system configuration transmitting in two pulses – the half sine pulse and the square pulse with the square pulse gates providing information from the near surface and the half sine providing information at depth. A preliminary interpretation of the results of the survey, both the EM and magnetics by Brenda Sharpe, P.Geo. a consulting geophysicist is summarized below. See Figure 21 below for the magnetic-EM composite of the 2017 airborne survey.

Figure 21. Magnetic-EM composite of the 2017 CGG airborne survey. Source: GoldSpot Discoveries 2018

5.7.4       2017 Airborne Survey – Initial Results

Magnetic Data

The Gander area is magnetically quiet except for the regions of magnetic material, and extensive narrow magnetic trends, mainly associated with ultramafic units. The magnetic character follows the general geology NNE-SSW-NE-SW. Cross cutting magnetic features are noted striking NNW-SSE. Culture from the major roads and powerlines is also noted.

NNE-SSW-NE-SW trending, narrow, features, of approximately 10 nanoteslas, occur along the length of the survey, which may reflect mafic units in the Davidsville formation. The Mount Peyton Batholith to the west, just touches the western edge of the survey and is characterized by an increased magnetic response.

The north-eastern edge of the survey is characterized by strong magnetic response indicative of the mafic/ultramafic material in the GRUB Line aligning with the Weir Pond Formation of the Davidsville group.

In the southern half of the survey the boundary between the Hunts Cove and Outflow formations of the Davidsville group, shows clearly in the magnetic data, marked by a possible fault and extensive narrow magnetic features. Further to the north, the overburden likely becomes thicker and the signatures are considerably reduced. The boundary between the Indian Islands Group which has a strong magnetic response and the Outflow formation shows in the south but becomes increasingly disguised to the NE.

The magnetics on the Twin Ponds block, to the NW, clearly shows the boundary between the Ten Mile Lake Formation and the Mt. Peyton Intrusive Suite.

EM Data

Like the magnetic data discussed above, the general overall fabric trends NNE-SSW-NE-SW. Like the magnetic data, the roads (culture) show up clearly. Strong conductors correlate with Weir Pond formation of the Davidsville group to the east, likely related to the mafic to ultramafic material of the GRUB Line.

In the northern section of the survey, the AFZ, shows a strong contrast with more conductive material to the west and resistive material to the east. Further to the east, along the JBPDZ, conductivity increases to the east, and this continues to the east to a narrow resistive band just to the west of the boundary of the GRUB Line.

To the south of Gander Lake, extensive NNE-SSW sequences of conductive/moderately conductive and resistive material occur in the Davidsville group, continuing to the southern extent of the survey area. In the southern part a series of extensive, very conductive, zones are noted in the Davidsville group, one set flanking the boundary between the Outflow and Hunts Cove Formations, the other near the boundary between the Hunts Cove Formation and Indian Islands Group. Another conductor lies along the western survey boundary in the south and marks the boundary between the Indian Islands Group and a siliciclastic conglomerate of Early Devonian to Pennsylvanian age. Further north this conductor, which trends NE-SW, correlates with the Davidsville/Indian Islands boundary.

The Twin Ponds block to the northwest, is generally weakly conductive with stronger conductive features striking NNE- SSW along the boundary between the Duder Group and the Ten Mile Lake Formation.

5.7.5       2017 Preliminary Airborne Geophysical Interpretation - Results

DTM - Obvious trends in the digital terrain (“DTM”) are lineaments aligned NNE-SSW and a single one aligned NW- SE, where the western most NNE-SSW trend (the AFZ) and the NW-SE trend meet in the vicinity of the Appleton Road, Dome and Lotto showings. Therefore, if any favourable magnetic or EM features lie at similar intersections these could be areas of potential interest. A NE-SW fault if projected further to the southwest would also extend into this region. Other less obvious trends can be identified, also striking NW-SE as well as near NS and NE-SW/ENE-WSW. Faults determined from the topography are likely to be recent and/or reactivated. If these correspond with the later time EM (i.e. with depth) and large-scale magnetic trends – these may be older or are likely to be reactivated.

Magnetics - Overall the magnetic data is flat with the major narrow magnetic highs (brighter) likely mafic dykes or edges of mafic sills. The magnetic expression over this region is quiet apart from the GRUB Line ultramafic rocks and the narrow, short strike length mafic dykes and sills. This makes defining faults significantly more difficult and means potential structures will need to be defined from not only the magnetic data but also the DTM and EM information.

Electromagnetic - The general character is that conductive material flanks both sides of the area. To the east lie a series of NNE-SSW trending west dipping conductors, in the Gander River Complex, and to west the survey flanks the boundary between siltstone and shale (eastern side of boundary – Hunts Cove Formation) and greywacke with siltstone (western side of boundary – Outflow Formation) of the Davidsville group. The Outflow Formation appears to extend further to the east than shown on the mapped geology, with a new boundary drawn on the interpretation map.

A change is also noted in the Hunts Cove from west to east with the western half of the Hunts Cove quite resistive with zones of even lower response, striking NNE-SSW, that may be more resistive bands, airborne induced polarization (“IP”), or even the axis to a dipping feature. This marked change in the EM conditions was also seen in the Fugro DIGHEM survey data. The EM data also indicates zoning in the Hunts Cove Formation and shows many NNE-SSW trends. The eastern half of the Hunts Cove is slightly more conductive possibly related to a topographic low in the area. However, the EM responses dissipate by the later time B-field. An ENE/NE fault which offsets the EM dextrally is seen in the dB/dt and B Field, early time square pulse data, but disappears quickly, suggesting this is a recent occurrence. In the more slightly conductive zone, a few features occur indicative of slightly stronger (sometimes dipping) conductors. The character of these are similar to the EM response over the Outflow formation but with less amplitude, and they dissipate more quickly. Like the western part of the Hunt’s Cove, NNE-SSW lineaments look like resistors/IP effects trending through the area. Between the eastern conductive zone and the GRC the data returns to the more resistive nature as seen on the western side of the Hunts Cove Formation. The faults derived from the EM data show good correlation with the ground geophysics surveys in that many of the proposed faults offset the IP trends outlined in the survey report.

5.7.6       2018 Geophysical Interpretation-2017 Airborne Survey

Overview

Geophysics is important in the regional understanding of the geology and the gold mineralization but has not yet been of much use in defining or locating gold mineralization. Magnetics show a low magnetic response over the Davidsville group that is overshadowed by very high magnetic responses from the GRUB Line to the east and the Dog Bay Line to the west. Due to this the magnetics are of limited use in defining structure in either the GGN or GGS. The electromagnetic survey has also been of limited use in defining targets for follow up although it helps with the understanding of the geology in both the GGN and GGS. Both the magnetics and EM on the Twin Ponds area of the Queensway Project have been useful in defining geological units and also the structure although no significant gold zones have yet been located.

GGN

Most of the magnetic survey data, especially in the northern regions, shows a quiet magnetic background consistent with the mapped siliciclastic marine sediments of the Davidsville group, and NNE-SSW / NNW-SSE trending narrow magnetic features attributed to low-angle mafic dykes intruding the Davidsville group. The GRUB Line is obvious along the northeastern edge of the geophysical survey as a strong magnetic signature with associated EM zones / lineaments. Later NW-SE striking dykes are located in the Davidsville group close to the GRUB Line.

The magnetic data has been “upward continued” to identify areas of low magnetic intensity, possibly associated with gold mineralization, which are not easily identified in a magnetically quiet environment. It identifies several NNE trending areas of slightly lower magnetic intensity, including the Lotto, Letha, Grouse, H-Pond and Pocket Pond showings, and other areas between the AFZ and JPBDZ not yet explored.

Given the mostly low amplitude response of the magnetic data, structural features have been defined using upward continued magnetic grids, offsets and truncations in dykes and the EM data. The major structural directions determined from the geophysical data is NNW-SSE, NE-SW (dextral), NW-SE and N-S. The magnetic response from culture (a powerline) along the TCH is clearly identified crosscutting the survey.

Similar to the magnetic data, the EM response is relatively weak, with a fabric striking at 030 degrees. The weakly elevated background EM response is attributed to slightly more conductive material in low-lying areas. In a west to east direction, the units are more resistive closer to the AFZ and with an “abrupt” change in elevation (from 100 metres to 70 metres) closer to the JBPDZ, the EM is slightly more conductive. Variations in the data do not always directly correlate with changes in elevation – these may indicate changes in lithology.

Stronger conductive responses are noted immediately to the west of the AFZ and associated with the GRUB Line. The EM data also identified numerous lineaments, with several associated with mineralized areas. The lineaments have an unusual signature possibly an IP response, which may be due to clays, graphitic argillite or alteration. In the interpretation of the EM data, no differentiation has been made between conductive anomalies and potential airborne IP effect zones since along their length, these features can change geometry, appearing as either a conductive or airborne IP anomaly. Where strong and/or isolated IP effects exist, they have been labelled separately in the interpretation layers.

GGS

The magnetic fabric becomes more visible in the GGS and increases to the south. On the western geophysical survey boundary, a mafic unit is attributed to the Mount Peyton Intrusive Suite, and on the eastern survey boundary, the increased magnetic response may be part of the GRC.

An extensive gabbroic unit, striking NE-SW located in the south-central part hosts the Greenwood Pond showings. The unit may be folded and sheared along the fold axis with a strike of NE-SW. This unit is extremely disrupted and crosscut by multiple (proposed) structures and most of the showings occur in areas of reduced magnetic intensity, likely reflecting structures or alteration zones.

Extensive weak to moderate magnetic zones striking at 034 degrees in the south and 024 degrees in the north, lie in the south-central area of the survey and near the eastern survey boundary. The eastern magnetic zone, which approximately correlates with the mapped contact between the Outflow Formation and Hunts Cove Formation of the Davidsville group, is comprised of several narrow, close spaced magnetic lineaments coincident with formational EM conductors. The central zone is weaker than the zone to the east, and is adjacent to a formational conductive zone, rather than coincident, perhaps indicating that 7.5F and 7.5G are limbs of a NE-SW striking fold. Parallel with the eastern 7.5G zone on licences 24570M and 24568M, on the survey boundary is a unit of alternating mafic and felsic material judging by the magnetic signature with the IP zones correlating with the more felsic material.

Along the western survey boundary, between the Mount Peyton Intrusive Suite mafic units and the gabbroic unit, is a non-magnetic unit which corresponds with a weak to moderate conductive zone which may be part of the Indian Islands Group or Ordovician black shale.

The previously mapped Bear Pond Gabbro lies in a magnetically quiet area, with the response more consistent to that of a sedimentary unit. From the magnetic response, the Great Bend Ophiolite is more extensive than mapped and is possibly folded along a NW-SE axis, as is the southern extent of the gabbroic unit.

The GGS is structurally complex with major structures following the geologic fabric, striking 025 to 040 degrees, and other structures trending subparallel to the Gander River at 060 degrees showing dextral offset, and 095 to 125 degrees, also with dextral offsets, occurring throughout the area. Less commonly approximately 170-180 degrees structures are identified.

The combination of the magnetic and EM data produces a slightly different geologic scenario especially in the southern GGS area. The (proposed) gabbroic unit is essentially along the mapped contact between Indian Islands Group and Davidsville group, and the contact seems to lie closer to the western survey boundary than previously mapped. Likewise, if the extensive eastern magnetic / conductive zone marks the transition between the Outflow Formation and the Hunts Cove Formation, then the contact is approximately 2 km further to the west in the northern part of the GGS area than what was previously mapped.

5.7.7       Twin Ponds

Unlike the GGN area, the magnetic data over the Twin Pond properties shows an elevated magnetic background. The mapped geology suggests that the major lithologies are the Ten Mile Lake formation (“TMLF”), the Duder Group (“DG”) melange / Badger Group (“BG”) and Mount Peyton Intrusive Suite mafic intrusives and these contacts are clearly identifiable in the magnetic data. In addition, a strongly magnetic unit striking NE-SW / NNE-SSW, adjacent to the Reach fault may an extension of a mapped mafic unit located to the northeast along the boundary of the claims. Two sets of dikes are mapped in the TMLF – NE/SW and NW/SE. In the DG/BG the dikes strike closer to a N-S direction, with a few of the NW/SE dikes intruding the units, suggesting these dikes are from a more recent swarm.

The EM data over most of the area is quite resistive, showing little response in the TMLF, except for a strong airborne IP response in Twin Pond itself, which is likely due to a build up of clay / lake bottom sediments. A weak conductive zone is noted at the contact between the DG and TMLF. It exhibits a dip response in the southern part of licence 24270M. To the north of a proposed NW-SE structure, which extends through Twin Pond, the zone is more conductive. Two near NW-SE striking conductors are confined between structures that parallel the Reach Fault. Two other conductive zones strike sub-parallel to the Reach Fault and where they intersect to the north is close to the Clydesdale showing. A weak conductive zone located along a probable structure trending NNW-SSE, if extended to the northwest, would intersect the T-Rex showing. There is no obvious correlation between the magnetic signatures and the locations of the showings.

Several major structural directions are defined, NNE-SSW (Reach Fault direction), NE-SW and NW-SE.

5.7.8       2018 Geophysical Interpretation-2017 Airborne Survey – Results

GGN - AFZ

Determining an indicative signature from either magnetic or EM data over the AFZ showings is difficult due to the proximity of the TCH and associated powerlines, however, potential “anomalies” are identified near the showings, with all showings lying in close proximity to a contact identified from the EM data and reflected in the topography. The mapped geology suggests a contact striking approximately 010 degrees between the Outflow Formation and Hunts Cove Formation of the Davidsville group, and magnetic lineaments support this orientation, however the EM data suggests the contact may be closer to NE-SW, 035 degrees, similar to most other contacts in the AFZ / JBPDZ area. From north to south, drill hole LG99-22 by Herman’s Brook, seems to correspond with this contact and the Lotto Zone also is close to Herman’s Brook and the contact with both in magnetic lows. A strong airborne IP effect lies approximately 700 metres to the northwest of LG99-22. The Dome showing, like the Lotto showing, lies along the contact, and corresponds with a weak airborne IP effect. The Road showing does not give any anomalous values, however between 1.1 km – 1.3 km to the west of the Road showing, near drill hole LG03-02, the EM shows an airborne IP effect and a contact defined from the EM only. To the northwest of the Baseline/Keats showing there is a dramatic change in the Outflow Formation/Hunts Cove Formation contact from flat lying (to the north) to shallow dipping to the east. The contact lies on the western side of South Herman’s Pond, and there is a corresponding weak airborne IP response.

To the south of the TCH, the Bowater showing lies on strike with a north-south striking, weak magnetic low in mapped Outflow Formation. The EM shows nothing of significance associated with the showing however a strong airborne IP, noted on several lines, lies approximately 750 metres to the east. Strong magnetic lows are noted between the Knob/Bullet and Baseline/Keats showings on opposite sides of the TCH, however these are likely due to cultural effects, the roads, powerlines etc.

Much of the contact area to the south of the Grouse and Letha showings was mapped during the 2018 fieldwork. Although the region shows as a weak magnetic low, the fieldwork did not identify anything of interest in the southern AFZ. A 400 metres magnetic low that has not been explored extends southerly from Letha/Grouse. The zones further to the east also warrant further investigation. Comparison of the vertical derivative of the upward continued RMI with the EM contacts indicates that the EM contacts are likely structural.

Gander Gold North – JBPDZ

A geophysical EM signature is noted in the vicinity of the JBPDZ showings, and similar features are noted in close proximity to the known showings. Although there are a few, well-defined, conductors, the majority of EM anomalous features appear as IP effects which are due to faults, clays, alteration, graphitic material or mineralization, given the geometry of the profiles and how they correspond with features noted in historic ground IP data. The IP effects correlate with stronger IP zones from historic ground IP surveys.

Three resistive, sub-parallel, zones of interest, including the JBPDZ, were investigated during structural geology fieldwork in September 2018. All three areas showed alteration on the northern Gander River shore on these resistive zones. None showed major displacement, so they are alteration zones rather than structural features. The most prospective appears to be the JBPDZ however the central zone was only sampled along the shore.

The JBPDZ showings correlate with EM lineaments and lower magnetic zones, and tentatively with IP chargeability zones of variable strength. The zones may in part be due to graphitic content in the rocks which is also chargeable. The chargeability shows stronger zones to the west, closer to the AFZ. This is likely due to the more resistive EM background, resulting in a stronger chargeability response. These areas warrant further investigation. A third, large scale, structural element, parallel to the AL and JBPDZ is noted along the GRUB Line. Anomalous Au values in rock samples are noted adjacent to this structure in the Millers Brook area.

GGS - Greenwood Pond Area

The gabbroic unit, located in the south-central part, striking 047 degrees, hosts the Greenwood Pond showings, including Greenwood Pond #1-7, Aztec, A zone, Hornet, Road Gabbro, LBNL and Goose, further to the north. The structures in the area are complex but the dominant direction appears to be consistent with the geologic fabric, with most showings lying along regional NE-SW structures with potentially sinistral offset. Aztec, A-Zone and LBNL appear to lie along an ENE regional structure. A second subparallel structure, approximately 2 km to the south, extends through the Jumbo Brook area, close to anomalous Au in till areas and significant Au in soil values.

The North Paul’s Pond showing lies adjacent to an extensive formational conductor, likely graphitic argillite, in a weakly magnetic zone. Goose and LBNL lie adjacent to the formational conductor and a separate, weak, short strike length, near-vertical, conductor seems to correlate with the Goose showing which carries arsenopyrite and may explain the conductor. Several shorter strike length conductors lie on strike with Goose and LBNL to the southwest, parallel with the extensive formational conductive zone. Given their proximity and similarity to the Goose showing these short strike length conductors warrant further investigation. Only one, lies adjacent to the gabbroic unit. Several other conductors on the eastern side of the formational conductor also warrant further investigation.

Two km to the southeast of the Goose showing, an area of significant historic Au in soil samples lies at the junction of ENE, NE and WSW structures, an example of how a conductor can change geometry from a regular conductor to the south of a NE-SW structure to an IP anomaly to the north of the structure, with the strongest IP response correlating with the anomalous soil samples.

Significant anomalous Au in till samples in the magnetically low area corresponds with lower EM background values and a “gap” in the formational conductor with significant IP responses. This may represent alteration / mineralization and it warrants further investigation.

5.7.9       2018 Structural Geology Survey

Structure is a key aspect of the Queensway Project and is considered to be a critical control of gold mineralization in the area. A structural study of the area was contracted to GoldSpot was carried out in September, 2018 when geologists from GoldSpot visited the property in two groups of two field geologists and were oriented to the area by New Found geologists and prospectors who accompanied them during their traverses.

The intention of the survey was two-fold: (i) to understand the regional structure of the Davidsville group and nearby units. (ii) to evaluate the structural setting of the various gold showings to determine how the mineralization was emplaced and to look for similar structural settings in the Queensway Project that could host similar mineralization.

5.7.10       2018 Structural Geology Survey – Results

Most units display a penetrative, sub-vertical, axial planar structural fabric (S1) trending NNE-SSW. Local decimeter-scale, open to isoclinal F1 folds have been observed, plunging shallowly to the north-west. Occasional SW-plunging folds are interpreted to be caused by D2 interference, consistent with other studies.

Variations in the attitude of S1 are documented and are interpreted as resulting from the development of crosscutting NE- trending dextral fault/shear zones, consistent with a late stage dextral transpression during the main deformation event. Drag folds affecting the main fabric are present. Such fault zones are present at outcrop-scale, typically with 0.5 to a few metres offset determined in the presence of quartz veins. The widest example occurs on the north shore of Gander lake, to the west of the Gander river. It consists of a 10-20m wide, sub-vertical zone of intense S1 disruption trending at N75.

The S1 fabric is frequently affected by crosscutting D2 structures. Such structures consist of early to well-developed kink banding, fault planes and, locally open folds. They trend N125-N130 and dip approximately 60°SW. A conjugate, secondary set of faults / kink banding is locally present at approximately 30°. Relative kinematic indicators indicate NW- SE extension and NE-SW compression.

Most structures observed are of metre to decametre-scale. The lithological homogeneity of rocks in the Queensway Project hinder the identification and delineation of major structures at property scale. Consequently, geophysical data has been used to identify probable structures.

5.7.11       2018 Till Geochemistry

Geochemical till surveys mainly conducted for Au, by Noranda, with follow up reconnaissance and grid soil sampling, which generated prospecting targets by Noranda and later prospectors, resulted in the discovery of showings such as the Dome, Ketas/Baseline, H Pond, Knob and other zones on the GGN area and the Paul’s Pond and Greenwood Pond showings in the GGS area.

A detailed till survey for Au over the JBPDZ in late 2016 defined a large area of anomalous tills along the trend, resulting, with follow up prospecting, in the discovery of significant gold zones, such as the Glass and 1744 area. In the GGS area, regional till surveys by New Found in 2018 generated areas of anomalous Au values, prospective for gold mineralization.

A milder than normal winter in central Newfoundland allowed New Found crews to collect till samples starting in February through to July, 2018. The till locations were based on GPS based grids designed around property boundaries, lakes, rivers, and boggy areas. The regional till survey produced 339 samples (95 % coverage) and the detailed grid produced 276 samples (90% coverage). Sites with samples not taken resulted from excessive organic material, sandy, non-till material, or rocky ground with little till. Efforts were made to sample all sites however areas along the NW Gander River, especially on the detailed grid were sometimes reworked fluvial material and not true tills and were not sampled.

In the GGN area, 4 till samples (JBPT1 to JBT4-4) were collected in the area of the 2016 1,744 gold grain site identified in late 2016 to validate the results and compare the two analytical methods.

The geochemical samples were sent to Activation Laboratories (“Actlabs”) in Ancaster, Ontario and analyzed using analytical code 1H INAA (INAAGEO) / Total Digestion ICP (TOTAL) techniques for Au and 48 other elements. These techniques included a 4-acid digestion, followed by neutron activation analysis (“INAA”) for Au, and either neutron activation or ICP analysis for the other elements. Twenty-one samples, which gave anomalous gold geochemical results, had larger samples taken at the same time and from the same sample material were later sent to ODM of Nepean, Ontario for heavy mineral and gold grain analysis.

Figure 22 – Queensway Project Overview – Gold in Till Anomalies. Source: New Found, 2020

5.7.12       2018 Till Geochemistry – Results

Of the 615 till samples (356 regional, 276 detailed), 83 samples (64 regional & 19 detailed) gave analysis values > 8 ppb Au (14%) with 8 ppb Au considered a background level for the area. 413 samples gave values below detection of <2 ppb Au. Of the Au anomalous samples, 28 (25 regional & 3 detailed) gave values of 20 ppb Au or higher with the highest values - 133 ppb Au (Regional-33980), 65 ppb Au (Detailed-37338) and 45 ppb Au (Regional-33075).

The till results suggest at least 6 target areas for follow-up prospecting and advanced exploration, from north to south:

Hunt’s Brook - 33101 - 26 ppb Au, 33098 - 13 ppb Au – Shea Brook area. Just to the west, near the SW Gander River - 33980 - 133 ppb Au;

The Narrows – East NW Gander River - 36212 - 31 ppb Au, 36213 - 22 ppb Au, 36215 - 22 ppb Au.

SE of Paul’s Pond - Larsen’s Falls - 37494 - 35 ppb Au, 36149 - 30 ppb Au, 36745 - 26 ppb Au, 37488 - 25 ppb Au, 36746 - 16 ppb Au;

Bernard’s Brook - Pine Tree Hill - 36533 - 30 ppb Au, 36343 - 30 ppb Au, 36525 - 20 ppb Au , 37531 - 16 ppb Au , 36534 - 12 ppb Au;

South of Eastern Pond - 36245 - 40 ppb Au, 36249 - 23 ppb Au, 36246 - 22 ppb Au, 36247 - 18 ppb Au, 36248 - 16 ppb Au, 36238 - 15 ppb Au; and

Bear Pond - W Great Gull River - 33075 - 45 ppb Au, 33077 - 20 ppb Au, 39018 - 16 ppb Au.

The 2018 ODM gold grain analysis gave varied results. Till sample 33980 from the Shea Brook area gave the highest till value from the 2018 season at 133 ppb Au, however, the 2018 ODM gold grain analysis found no gold grains in the sample classified as a till, leaving unanswered questions such as whether the sample was analyzed correctly at Actlabs or there was an error during sampling or processing.

Ice flow direction is towards the north-northeast with target areas to the south-southwest and further till sampling is required to properly evaluate the results. The target areas, show little to no correlation with mineral occurrences indicating that unknown mineralized areas could exist in the GGS. The recognition of trace cinnabar in the samples in the ODM work requires additional research and review.

In the GGN area, samples JBT1 and JBT3 gave values of 9 ppb Au, JBT2 gave 15 ppb Au and JBT4 gave 18 ppb Au, all above the accepted background level of 8 ppb Au and considering the gold grains in till discovered by ODM in this area indicates significant potential in both the GGN and GGS areas.

5.7.13       2018-Present Prospecting

Prospecting of both outcrop and float boulders, mainly in follow up of till and soil geochemistry, has been the main discovery generator on the property with most gold zones found by prospecting. This is due to good logging road access to all three areas of the Queensway Project, the relatively thin till cover and the fact that most gold mineralization is associated with quartz veining which standardizes the identification of prospective mineralization. In the JBPDZ, recent logging activity, from the main road through the centre of the property, has included scarification which, while intended to help regeneration of the forest, has also had the effect of uprooting many quartz blocks derived from bedrock even in areas where overburden may be 6 metres plus in depth.

A total of 528 prospecting rock samples were taken on the Queensway Project in 2018. Samples were outcrop (309), chips from outcrop (5), subcrop (8) or float samples (206), taken mainly as “grab” samples or “selected” grabs with mineralization, especially visible gold, included in the sample. Forty-one control samples, 24 blanks and 17 standards, were also included for QAQC (defined below) analysis.

Targets in the GGS area, based on historical values and till results were evaluated. These included: Joe’s Feeder; the Narrows at Steel Bridge; Winter Brook; Hussey Pond; SE Paul’s Pond; Greenwood Pond; Jumbo Brook; Eastern Pond and Larson’s Falls. Associated with a structural study by GoldSpot, abnormally low water levels in the late summer, allowed for prospecting to be done along the shore of Gander Lake and the Gander river systems and around historic showings, including the southern AL trend in the Outflow area. In the northwest part of the JBPDZ trend, prospecting evaluated historical results which suggested a continuation or parallel trends.

5.7.14       2018-Present Prospecting – Results

Three hundred and three samples had Au values below detection limit of 1 ppb; seventy-two samples gave values >100 ppb Au including thirty-six >500 ppb Au, twenty-four >1000 ppb Au, eleven >3000 ppb Au, and four samples >10000 ppb Au. The highest value located was X942013 - 44.7 g/t Au, a grab sample from the Glass T2 trench in a sulphide enriched portion of a quartz vein. In general, an increase in Au values is associated with an increase in As values although overall As values are usually <500 ppm. Correlation of base metals and Ag with Au is negligible except for some mineralization along the eastern trend on the JBPDZ where Pb values are elevated and a dark grey sulphide, thought to be boulangerite is noted (Table 9-6).

GGS - Targeted anomalous tills or geophysical targets. These included, from south to north:

Eastern Pond – thirty-four samples, with four giving values >100 ppb Au with a maximum value of 680 ppb Au, a float sample collected near the eastern shore of Eastern Pond;

Greenwood Pond area – twenty-four samples gave seven values >100 ppb Au including four samples >1000 ppb Au. The highest values - 6590 ppb Au and 1.7 ppm Ag and 3310 ppb Au occur proximal to known mineral occurrences being the Greenwood #6 and the A-zone extension. Sample X942359, from the same area, gave Au below detection limit with 14.2 ppm Ag, the highest in the sample area;

Paul’s Pond – two samples >1000 ppb Au - 1185 ppb Au (LBNL showing) and X942609 - 1150 ppb Au (Goose Showing);

Till target areas C and D – one hundred and seventy samples, mainly along the river near Larsen’s Falls where extensive quartz veining is noted. Four samples gave values >100 ppb Au with float sample 33217 assaying 1910 ppb Au; and

Steel Bridge area to the east of the NW Gander River and along the river, based on anomalous tills - Till target B. 22 samples, including 5 chip samples, with 12 giving results >100 ppb Au and the highest value of 4000 ppb Au and 1660 ppb Au in outcrop along the river to the north of the bridge.

The remaining three areas: (1) NW Gander River forest access road between Yellow Fox Brook and Clarks Brook – twenty-seven samples all gave values <20 ppb Au; (2) the shoreline of Gander Lake and near Careless Cove – thirty-nine samples, ten giving values >100 ppb Au with a high value of 1185 ppb Au from outcrop along the shore of Gander Lake; and (3) the shoreline of Gander lake between the NW Gander River and Hunts Cove, including the SW Gander River, Shea Brook and Joe’s Feeder – forty-six samples with three >1000 ppb Au; 33317 - 3020 ppb Au, 3309 - 1340 ppb Au, and 33316 - 1285 ppb Au, from outcrop of brecciated quartz just west of Joe’s Feeder.

Twin Ponds - targeted conglomerates, gabbro sills, geophysical anomalies or areas on strike from the T-Rex, Clydesdale and Big Pond showings to the north off the New Found licences. Forty-three samples – four values >100 ppb Au, from outcrop with quartz veins at the contact between gabbro and host sediments to the north of Twin Ponds.

GGN – Targets - high till values or gold grain counts; Fault Zones- the AFZ and JBPDZ, in areas where limited work had been carried out, or geophysical anomalies.

South of the TCH along the AFZ and along the north shoreline of Gander Lake – thirty-three samples with seven >100 ppb Au and the highest values - 13,700 ppb Au, 3460 ppb Au, both quartz floats along the eastern shore of the Outflow on the AFZ;

North of the TCH – a cursory examination of historic trenches with X942081, from between the Dome and Lotto Zone giving a value of 14,650 ppb Au;

Between the Lachlan trench and H Pond showing on the JBPDZ – forty-one samples with fourteen giving values >100 ppb Au, eight >1000 ppb Au and two >10,000 ppb Au with all the anomalous values along the JBPDZ. The highest value – 44.7 g/t Au was a grab sample from the Glass trench while a value of 13,250 ppb Au came from a quartz float between the Glass trench and H Pond showing – This sample also had elevated Ag of 1.4 ppm and a low As value near the lower detection limit; and

Eastern and northeastern limits of the GGN licence – Targets - historical soil, till and prospecting results – thirty- two samples with two >100 ppb Au but <500 ppb Au, from quartz float along the JBPDZ.

5.8       Drilling

The 2019 diamond drilling program at the AFZ comprised 586 metres of HQ diameter core in 4 holes completed between October 28, 2019 and November 17, 2019 (Figure 23 and Figure 24 below). Holes New FoundC-19-01 and New FoundC- 19-02 were drilled to target the Keats Zone where historical drilling and trenching suggested gold mineralization was to occur. Holes New FoundC-19-03 and New FoundC-19-04 were drilled from a single setup at the Dome Showing to further evaluate known gold mineralization. The 2019 diamond drilling program was successful in identifying gold mineralization along the AFZ at both the Keats and Dome showings.

Drilling along the JBPDZ in 2019 was comprised of six holes totaling 1,400m between November 17, 2019 and December 14, 2019 targeting the Glass zone and extensions of the H-Pond zone. Holes New FoundC-19-05, 07, 08, 09, 10 targeted mineralization along both the Glass and H-Pond corridors while New FoundC-19-06 only tested the glass vein system.

The samples with the highest potential for gold were assayed using the ALS Mineral multi analysis screen, gravimetric and ore grade analysis, methods include; Au-AA26 Ore Grade Au 50g FA AA Finish, Au-GRA22 Au 50g FA-GRAV Finish, and Au-SCR24C Au Screen FA Double minus 50g 2-3 Kg.

BHID	UTME (NAD27)	UTMN (NAD27)	ZPT	DIP	BRG	LENGTH (m)
NFGC-19-01	658148	5427245	93	-43.6	302.19	199
NFGC-19-02	658035	5427130	90	-43.5	299.69	270
NFGC-19-03	658632	5428486	85	-44.7	0.39	64
NFGC-19-04	658632	5428486	85	-63.5	0.59	52
NFGC-19-05	664842.5	5430309	85	-44.7	302.69	274
NFGC-19-06	664867	5430352.5	85	-44.1	302.19	94.5
NFGC-19-07	664891	5430400	85	-44.6	300.99	248
NFGC-19-08	664823	5430200	85	-44.2	299.39	262
NFGC-19-09	665093	5430660	85	-44.2	300.89	299.6
NFGC-19-10	665176	5430750	85	-43.7	303.99	222.2

TOTAL						1985.3

Figure 23 – 2019 Diamond Drill Hole Locations

N
Gander River
Appleton Fault Zone
JBP Fault Zone
Appleton
Gander Lake
027636M
024112M
025205M
007984M
024138M
023880M
023881M
026074M
006821M
023864M
023862M
023863M
023874M
023720M
024031M
023987M
024026M
023721M
023861M
024264M
024141M
023866M
024140M
023875M
024266M
022215M
022804M
024997M
022491M
023962M
024268M
023916M
025008M
024139M
NFGC-19-10
NFGC-19-09
NFGC-19-07
NFGC-19-06
NFGC-19-05
NFGC-19-08
NFGC-19-03 & 04
NFGC-19-01
NFGC-19-02
2019 Drill Collar
Historic Drill Hole
Mineralized Trend
Licences 23720M & 23863M
Licence 7984M
Queensway Gold Project Licences
Map Staked Licences
NEWFOUND
GOLD CORP
Appleton & JBP Fault Zones
Drill Collar Location Map
0
0.5
1
2
Kilometers
658000
660000
662000
664000
666000
5434000
5432000
5430000
5428000
5426000
5424000
5422000

Figure 24- Queensway Project – 2019 Diamond Drill Hole Locations. Source: New Found, 2020.

The 2019 diamond drilling program at the AFZ was designed to further evaluate the gold mineralization and quartz veining along the east side of the AFZ trend specifically at the Keats and the Dome Showings. The results of this drilling will be used in conjunction with historical data to plan future exploration along the AFZ trend.

Drilling along the JBPDZ in 2019 was comprised of six holes totaling 1,400m targeting the Glass zone and extensions of the H-Pond zone. Holes New FoundC-19-05, 07, 08, 09, 10 targeted mineralization along both the Glass and H-Pond corridors while New FoundC-19-06 only tested the glass vein system (Figure 25).

Figure 25 - Queensway Project – Plan View Interpretation of the JBPDZ Drilling with Major Vein Sets as Indicated (Holes New FoundC-19-05 through New FoundC-19-10). Source: New Found, 2020

New FoundC-19-01

Drilling at New FoundC-19-01 was planned to target 50 metres vertically below historic drill hole LG08-48 at the Keats Zone. A significant gold mineralized zone was intercepted from 96 to 115 metres grading 92.86g/t Au over 19.0 metres including 285.2 g/t Au over 6.0 metres containing considerable visible gold and wall rock sulphidation consisting of pyrite and lesser arsenopyrite. Within the quartz vein material traces of arsenopyrite, chalcopyrite and boulangerite were found. The zone was hosted in dark grey shale belonging to the Davidsville group and the quartz zone is spatially associated with a number of fault structures including one gouge zone up to 60cm in width. This is believed to be a second order structure to the AFZ and was intersected by all of the historic diamond drilling at the Keats zone but previously undocumented.

The vein intersection is the extension of the zone encountered in drill hole LG08-48 (50m above) and believed to be the extension of surface mineralization found in historical United Carina trench #3.

The quartz vein was notably vuggy and exhibiting textures associated with boiling events in epithermal gold zones. Possibly due to a flashing event within the larger mesothermal AFZ system.

A second mineralized fault structure was intersected at 177.5m with associated gold mineralization in lesser quartz stockwork from 177.5 to 180.0m depth grading 3.38g/t Au over 2.5m. Both fault zones intersected in the hole are believed to be secondary to the regional AFZ. Drilling did not continue in order to intersect the primary fault.

Figure 26 - Queensway Project – New FoundC-19-01 Visible Gold in Quartz Circled. Source: New Found, 2020

Figure 27 - Queensway Project - New FoundC-19-01 Keats Zone Intercept. Source: New Found, 2020

Figure 28 – Individual Assay Results – New FoundC-19-01 – Keats Zone

New FoundC-19-02

Drilling at New FoundC-19-02 also targeted the Keats zone located 160m south of New FoundC-19-01 and targeting 50m vertically below historic drill hole LG99-12. This hole also intersected the second order fault structure found in New FoundC-19-01 with associated narrower quartz veinlets and wall rock sulphidation (pyrite and arsenopyrite) and visible gold in quartz. The composite grade of the zone was 1.54 g/t Au over 12.0 metres with one metre grading 5.45 g/t Au and containing visible gold. Exhibiting a similar width and structural control to New FoundC-19-01 the results of this hole are promising as the Keats system is showing robust width and a known length up to 300m. Figure 29 below shows a plan view interpretation of the Keats zone with dill holes New Found-19-01 and New FoundC-19-02. Based on the vein intersection angles and overall geometry the true width of mineralization in New FoundC-19-01, 02 is estimated to be 70% of the down hole interval.

Figure 29 - Queensway Project – 2019 Drilling at the Keats Zone. Source: New Found, 2020

New FoundC-19-03

Drilling at New FoundC-19-03 targeted the Dome showing main vein where historical drilling had previously intersected high grade gold mineralization. The main vein was intersected at a depth of 20.9 to 22.0 metres with a second vein from 24.9 to 25.5 metres and gave an overall composite grade of 16.52 g/t Au over 6.1 metres anchored by 162.5 g/t Au over 0.6 metres.

New FoundC-19-04

Drilling at New FoundC-19-04 also targeted the Dome showing main vein and from the same setup but drilling at -60 degrees below New FoundC-19-03; this hole intersected the main Dome vein from 28.3 to 29.7 metres noting visible gold on the margin of the vein. This gave a composite average of 1.14 g/t Au over 8.0 metres including one metre grading 4.61 g/t Au.

At the Dome showing visible gold mineralization appears to be primary confined to the margin of the vein. Of particular note was the apparent vuggy nature of the quartz and similarity to the veining intersected at the Keats zone suggestive that the emplacement mechanisms were similar. Based on the vein intersection angles and overall geometry the true width of mineralization in New FoundC-19-03, 04 is estimated to be 90% and 60% respectively of the down hole interval.

New FoundC-19-05, 06, 07, 08

New FoundC-19-05, 06, 07, 08 were all drilled to target the Glass vein system which was discovered in 2017 and excavated by New Found in 2017 and again in 2018. All four holes were targeted to intersect the Glass vein system at shallow depths (<25m). The Glass vein system is believed to be a parallel vein system to the H-Pond zone approximately 100m to the west and drill holes New FoundC-19-05, 07 and 08 were extended to intersect both vein systems.

The Glass vein array was noted in holes New FoundC-19-05, 06 and 08 but gave poor gold results and visible mineralization was very limited.

New FoundC-19-05 was successfully intersected a broad vein intercept within the H-Pond zone from 231.0 to 242.0m grading 2.35 g/t over 11.0 metres including 6.73 g/t Au over 3.0 metres as well as a second vein intersection from 268.0 to 269.0m grading 2.75 g/t Au over 1.0 metres. This intercept has extended the known mineralized extents of the H-Pond zone by roughly 150 metres along strike. The vein system was marked by significant iron-carbonate alteration zone. This is also one of the deepest intersections of the H-Pond zone to date.

New FoundC-19-06, 07 and 08 failed to intersect and significant mineralization.

New FoundC-19-09, 10 were both drilled along strike of the H-Pond and Glass vein systems along the JBP fault zone and drilling in an area with very high gold in till results (1744 zone) and a significant number of visible gold bearing float samples which were interpreted to be derived from the JBP fault zone. Both holes were successful in intersecting new vein systems. The broad quartz intercept in New FoundC-19-09 shows a nearly identical alteration and sulphide pattern to the intercept in New FoundC-19-05 from the H-Pond zone. The intercept in New FoundC-19-09 is believed to be an extension of the H-Pond by roughly 500m along strike. New FoundC-19-09 intersected 4.39 g/t Au over 9.0 metres including 17.45 g/t Au over 2.0 metres from the well altered vein set thought to be the extension of the H-Pond zone. An intercept near the top of New FoundC-19-10 with unknown correlation to New FoundC-19-09 intersected 1.07 g/t Au over 4.0 metres and several lesser zones. Based on the vein intersection angles and overall geometry the true width of mineralization in New FoundC-19-05, 09, 10 is estimated to be 70% of the down hole interval.

The 2019 drilling campaign was successful in identifying auriferous quartz veined zones of sufficient size, tenor and textural characteristics to warrant additional exploration. Based on the drill results to date, the Appleton Fault Trend has an enormous potential to host an Epizonal style Orogenic gold deposit with mineralization styles similar to those of Fosterville in Australia. The occurrence of vuggy veins with free gold and a blend of antimony mineral species including stibnite and boulangerite suggest a flash boiling event on a near mesothermal orogenic gold system such as seen at Fosterville.

Significant composite gold assay results are shown in Figure 30; the true widths of the mineralization in the below table is not known but estimated to be from 60-80% of the down hole composite width based on intersection angles and correlation to historical drilling.

Hole ID	From	To	Length(m)	Au (g/t)	Zone
NFGC-19-01	83.0	83.7	0.7	2.46	Keats
NFGC-19-01	95.0	115.5	20.5	86.17
incl	96.0	115.0	19.0	92.86	Keats
incl	105.0	111.0	6.0	285.20
NFGC-19-01	117.5	118.5	1.0	1.56	Keats
NFGC-19-01	146.5	147.5	1.0	1.30	Keats
NFGC-19-01	177.5	180.0	2.5	3.38	Keats
NFGC-19-02	142.0	154.0	12.0	1.54
incl	142.0	143.0	1.0	5.45	Keats
NFGC-19-02	253.0	254.0	1.0	1.07	Keats
NFGC-19-03	20.4	26.5	6.1	16.52	Dome
incl	20.9	21.5	0.6	162.50
NFGC-19-04	26.0	34.0	8.0	1.14	Dome
incl	29.0	30.0	1.0	4.61
NFGC-19-05	231.0	242.0	11.0	2.35
incl	231.0	234.0	3.0	6.73	H-Pond
NFGC-19-05	268.0	269.0	1.0	2.75	H-Pond
NFGC-19-06	NSV
NFGC-19-07	NSV
NFGC-19-08	NSV
NFGC-19-09	15.5	16.5	1.0	1.65	H-Pond
NFGC-19-09	120.0	122.0	2.0	1.13	H-Pond
NFGC-19-09	162.0	171.0	9.0	4.39	H-Pond
incl	165.0	167.0	2.0	17.45	H-Pond
NFGC-19-10	22.0	26.0	4.0	1.07	H-Pond
NFGC-19-10	66.0	68.0	2.0	1.59	H-Pond
NFGC-19-10	180.0	185.0	5.0	0.62	H-Pond

Figure 30 - 2019 Diamond Drill Hole Significant Gold Composite Intercepts

5.9       Sample Preparation, Analysis and Security

All analytical data for New Found’s Queensway Project after May of 2018 is obtained and reported under a formal quality assurance and quality control (“QAQC”) program, monitored by Greg Matheson P.Geo New Found’s Qualified Person for QAQC as defined by NI 43-101.

An independent review of the QAQC program by the QP of the Queensway Technical Report confirms that it utilizes CIM Best Practices Guidelines and NI 43-101 standards of disclosure. The program is designed to suit the Queensway Project and is guided by the level of confidence in the laboratory, anticipated grades in samples, distribution of mineralization, geology and other factors. The procedure for sample collection, processing and analyzing is defined in the sections below.

Check analysis of New Found samples collected prior to May 2018 was completed by sending selected and random samples to ALS for secondary lab validation. No issues with the historical New Found samples were noted.

Samples collected since May 2018, under the adoption of New Found’s formal QAQC policy have shown with a high level of confidence that the analytical results produced from ALS are an accurate representation of the mineralized content within the sampled rock.

The insertion of a blank or standard occurred every 10 samples switching between the blank and standard reference material using 3 different standards, OREAS 218, 224 and 255 for all rock and core samples. The blank consisted of a unmineralized red sandstone from a roadcut near Botwood, NL whereas the standards were purchased from Analytical Solutions Ltd. Of Mulmur, ON who provided the OREAS certified reference materials. Detailed QAQC policy and results can be seen in section 12 below.

It is the opinion of the QP of the Queensway Technical Report, that the sample preparation, analyses and security employed by New Found is adequate and meets the CIM best practices.

ALS and EA are accredited by the International Accreditation Service, which conforms with requirements of ISO/IEC 17025:2005. There is no relationship between the laboratories used and New Found.

5.9.1       Analytical Methods

EA – Pre 2018

Assay preparation procedures at EA for standard New Found samples involve crushing of the entire sample to approximately 80% passing -10 mesh. The complete sample is riffle split down to approximately 250g of material. The remainder of the sample is bagged, labelled and stored as a coarse reject. The 250g split is pulverised using a ring mill pulveriser to approximately 95% -150 mesh material. Analysis is conducted on a 30g pulp split with fire assay followed by ICP-AES finish.

EA metallic screen assay preparation procedure is to crush the sample to approximately 80% passing -10 mesh. The entire sample is pulverized to approximately 95% in 200-300g portions. All pulverised material is passed through a 150 mesh screen. The total fraction (+150 mesh) is fire assayed as one sample and the weight recorded. A 30g sample from the -150 mesh is weighed and fire assayed. The two fire assay results (+150 and -150 mesh) are calculated and the weighted average gold result is reported.

ALS

Assay preparation procedures at ALS for standard New Found samples involve crushing of the entire sample to 85% passing 2mm then riffle splitting a 1000g pulp to be pulverized to 85% passing 75 microns. Analysis is conducted on a 30g pulp split with fire assay followed by ICP-AES finish. Samples reporting above 10 ppm in ICP analysis are subject to a 30g gravimetric fire assay.

Samples noted to contain visible gold or anticipated to carry high assay grade (including core samples) are subject to a metallic screen analysis. ALS metallic screen assay preparation procedures involve the crushing of the entire sample to 70% passing 6mm and pulverising up to a 3kg split to 85% passing 75 microns. The sample is then dry screened at 100 micron. Duplicate 50g fire assays with AAS finish are completed on splits of the undersize fraction and the entire oversize fraction is assayed. Total gold content is calculated based on the individual assays and weight fractions.

5.9.2       Sample Security and Transportation

The security of samples is a major component of the sampling process. The collection, packaging, transport, and receipt of samples are conducted under a strict and traceable chain of custody. The collection and packaging of samples for shipping is undertaken by contractors of New Found under the supervision of New Found’s site geologist, Mike Regular P.Geo. Samples are collected and promptly stored in a dedicated, secure storage room under lock and key pending shipment to the laboratory. For shipment, several individual sealed samples are placed into labelled shipping boxes and are securely closed with shipping tape.

All of New Found samples were transported directly to EA in Springdale, Newfoundland, upon completion of sampling, prior to May 2018. Since May 2018, New Found has been using ALS in Vancouver B.C. All 2018 sampling was directly supervised by Mike Regular, P.Geo., and all samples were handled and shipped by Mike Regular, P.Geo. Rock samples are shipped by commercial courier to ALS Minerals preparation facilities in either Sudbury, ON or Timmins, ON. Drill Core samples are shipped by commercial courier to ALS preparation facilities in either Timmins, ON or Moncton, NB.

Samples are shipped on a regular basis to ALS. Upon receipt by the lab, the samples are logged in and checked against New Found’s submittal form and chain of custody document for any discrepancies.

The Company maintains secure physical chain of custody documentation with its transportation suppliers.

5.9.3       Quality Assurance and Quality Control

New Found’s QAQC program is designed to systematically monitor and evaluate sample collection and handling from the field or core shack to the assay laboratory to prevent mishandling and/or tampering of the samples and to eliminate potential sources of uncertainty and issues in the final assay results.

New Found’s personnel ensure that four quality control samples are included in every 40 samples, representing 10% of the total samples, which meets the industry standard. All control samples are submitted to the laboratory without any additional identification marks apart from the sample tag number.

The control process is that every 10th sample submitted is a controlled sample. A standard or blank is inserted every tenth sample in alternating order.

Certified Reference Material (“CRM”); and

Blank.

This control insertion cycle is repeated until all samples are submitted to the lab for analysis. Additionally, for a minimum of 1 sample per batch submitted, or a minimum of 1 sample per 100 samples submitted, the pulps are set aside to be submitted to the check lab once enough samples have accumulated.

Samples New Found submitted to EA prior to May 2018 did not utilize a formal QAQC program, samples were submitted to the lab without the use of certified reference materials, blanks or duplicate samples. QAQC monitoring was left to the lab’s in-house QAQC controls to detect any issues with the analytical testing. Further check analysis in 2018 as indicated above has shown the samples collected by New Found prior to May 2018 are of an industry standard analytical quality and analytical control.

The different types of QAQC samples that are used within New Found:

Standards or CRM are samples of known or accepted value that are submitted to assess the accuracy of a laboratory. A difference from the expected CRM result indicates a bias within or between the assay batches. Standard samples may be purchased commercially or may be prepared internally, and it is recommended to utilize standards that span the potential range of likely assay values. These CRMs used to date were produced by Ore Research and Exploration Pty Ltd. of Bayswater, Australia and include the following CRM codes: OREAS 218, 224 and 255.

Blanks are samples without gold mineralization are submitted with each batch of samples sent to the laboratory. The blank material is collected form a location known to be devoid of any mineralization or purchased from a reputed supplier. Results from these samples indicates any contamination introduced during the sample preparation or analysis procedures.

Lab Check Samples: lab check samples check the analytical precision of the laboratory relative to another laboratory. Check assays through a secondary laboratory does not determine which laboratory is more accurate. Pulp samples from the primary laboratory are retrieved and submitted as a batch to the secondary laboratory for analysis. The selection to the second laboratory is done after ensuing that is uses an assaying technique identical to the principal laboratory.

As part of the 2018 prospecting and surface exploration program at the Queensway Project, the Company utilized three certified reference materials as well as blank rock material in its sample stream. All samples during this time were submitted to ALS laboratories with preparation completed in Sudbury, Ontario and analysis completed in Vancouver, British Columbia. Overall, the standard reference materials performed very well with no samples reaching a warning limit.

The blank materials submitted to the laboratory also performed well with only one sample showing a gold value above the lower detection limit of the laboratory.

The QP of the Queensway Technical Report declares that the results presented by New Found and conducted by its analytical provider would be satisfactory for use in the Queensway Technical Report.

5.9.4       Data Verification

QP Dawn Evans-Lamswood visited the site between February 13th and 14th, 2020. The visit included reviewing the Queensway Project geology, project data, drill cores, core processing techniques and viewing the claim areas. Inclement weather conditions prevented the author from visiting individual drill collars.

Historic diamond drill core was not available for review at the time of the visit as the majority of historic core is stored at the provincial core library in Buchans, NL.

During the site visit the QP of the Queensway Technical Report conducted independent sampling of several intervals from the 2019 drilling program. Selected intervals were sawn in one quarter core and bagged for analysis at Eastern Analytical laboratories in Springdale, NL. The results of the verification analysis show a good correlation to the sampling conducted by New Found (Figure 31).

HolelD	From	To	Width	Sample Type	DEL Sample ID	DEL Sample Grade g/t	NFGC Sample ID	NFGC Sample Grade g/t
NFGC-19-01	95.00	96.00	1.00	1/4 Core	X942757	1.09	X943095	1.33
NFGC-19-02	143.00	144.00	1.00	1/4 Core	X942758	0.19	X943374	0.43
NFGC-19-02	197.00	198.00	1.00	1/4 Core	X942759	0.03	X943435	0.05
NFGC-19-03	20.90	21.50	0.60	1/4 Core	X942761	206.95	X943534	162.50
NFGC-19-04	27.00	28.00	1.00	1/4 Core	X942762	0.29	X943612	0.55

Figure 31 - Results of Independent Sample Validation: Source New Found, 2020

The digital database prepared by New Found, and provided to QP Dawn Evans-Lamswood, relied on the industry professionalism of information supplied by New Found. As the database was limited in size no discrepancies were noted to source data. As this was found to be the case, New Found has obviously undertaken taken significant internal QAQC while producing the data.

New Found personnel have handled the data with the utmost regards to accurate transfer of the verified data entry. The QP of the Queensway Technical Report has conducted a number of checks of the digital database against the primary assay certificate records and no errors were found. The QP of the Queensway Technical Report believes that the data is adequate to support drill planning and targeting and for use in the Technical Report.

5.10       Mineral Processing and Metallurgical Testing

New Found has no knowledge of any historical mineral processing/metallurgical testing of the Gold mineralization on the Queensway Project.

5.11       Mineral Resource and Mineral Reserve Estimates

There are no current mineral resources or mineral reserves on the Queensway Project.

5.12       Conclusions

The Queensway Project is mostly composed of rocks of the Davidsville group (Barry’s pond, Hunt’s Cove, and Outflow Formations), which is dominated by mudstone. However, some portions include siltstone and/or sandstone making up to 50% of the layering. Open to isoclinal, shallowly NE-plunging F1 folds are frequent but the overall sequence appears to be rather monoclinal. No regional scale fold has been identified to date. The D2 deformation has little to no impact on pre-existing structures. Gold mineralization is interpreted to be syn- to late-D1 deformation. On both lithological and structural perspectives, a good analog for the Queensway Project is the Bendigo-Castlemaine goldfields in Victoria, Australia. Mudstone, containing pyrite nodules locally, is a favourable source rock for sulphur and gold, provided that metamorphism was high enough at depth to lead to pyrite breakdown and fluid devolatilization that would enable gold mobilization and upward migration. Gold occurrences over the Queensway Project show there is good potential and both fault zones bounding the Davidsville group (i.e., the Dog Bay line and Gander River Complex line) can be considered as first-order structure, in the vicinity of which second-order structures could host gold mineralization.

The historic exploration programs appear to have been generally well planned and carried out in a prudent and careful manner although many of the programs have not been carried through to fruition, due to issues such as funding or other projects taking precedence. Historic geochemical and geophysical surveys, trench channel sampling and mapping, and drill hole logging and sampling has been done by trained and professional personnel. Overall, to the extent known, there are no significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the historic exploration information.

New Found exploration from 2016 to the present has been early stage exploration – compilation, prospecting, geochemistry, airborne geophysics, trenching and drilling. The Company has defined new gold showings such as the Glass and the area of highly anomalous gold in tills along the JBPDZ in the GGN area and has defined areas of anomalous gold in tills in the GGS area outside of the known gold showings. Targets generated through New Found exploration to date, including the 2019 drilling program, plus historical targets requiring further evaluation should be further explored including proposed trenching and diamond drilling by New Found.

Significant potential exists for the expansion of the known zones through diamond drilling both along strike and down dip of existing intercepts as well as other favourable geological targets such as the linear soil anomalies near to the AFZ. Very few drill holes have reached below 100m vertical depth and significant distances exist between the known mineralized zones with no drilling.

The GGS portion of the project contains similar geological environment to the GGN area of the project and combined present over 105 km of strike length potential to discover mineralized structures either along the AFZ or JPBFZ or similar structural controls.

5.13       Recommendations

The QP’s recommendation include continued exploration for both regional grass roots work in follow up of regional targets, any prospecting targets generated in the past 3 years and the gold in till anomalies located in the GGS area, plus more detailed exploration including both trenching and diamond drilling on, and in the vicinity of, known gold showings on both the AFZ and the JBPDZ.

The QP’s recommendations include a significant exploration program comprised primarily of till geochemistry, airborne geophysics, surface trenching and diamond drilling (the “Exploration Program”) (Figure 32). The drilling program is designed to meet two objectives: (1) drill test established, known targets, and (2) to drill test the JBPDZ and AFZ for areas of mineralization. The phase 1 drilling program includes an estimated 25,000 metres of diamond drilling. A total of $4,500,000 is estimated for the diamond drilling based on an all-in cost of $180/m which includes costs on coring, assaying, extra hourly charges, logistics, and supervision. These holes will be primarily drilled in the AFZ and JBPDZ areas, holes will be designed to test known gold mineralized zones as well as testing for new zones. Specifically drilling should target extensions of the mineralized zone intersected in New FoundC-19-01. Contingent on the result of the phase 1 drilling program, additional exploratory drilling and inferred resource definition drilling will occur in the phase 2 drilling program. The phase 2 drilling program is planned at 75,000 metres of diamond drilling and a total of $13,500,000 is estimated for the phase 2 drilling program at an all in cost of $180/m.

A trenching program is recommended for the GGN claims to re-expose the known surface gold occurrences along the AFZ and JBPDZ and follow their surface extensions.

A second phase of till sampling is also recommended to better refine the areas of anomalous gold concentrations found during the 2018 till sampling program (the “Till Sampling Program”). The Till Sampling Program would cover an additional 750 sites at an estimated cost of $750,000. Subsequent to the Till Sampling Program, additional trenching, mapping and diamond drilling is anticipated for the GGS area; this regional diamond drilling program should be roughly 2,000 metres at an all in cost of $180 per metre. The GGS trenching program consisting of trenching and diamond drilling will be contingent on a successful delineation of targets formed by the Till Sampling Program.

After the completion of the airborne gravity geophysical survey in March 2020, the Company is recommended to pursue advanced geophysical interpretation to identify the structural, lithological and alteration characteristics of the GGN area.

If successful in outlining these characteristics, the author of the Queensway Technical Report recommends a second phase of airborne gravity to cover the licenses in the GSS area at total estimated program cost of $1,200,000.

After successful completion of the recommended work programs, adequate knowledge of the mineralization controls should be known allowing for more detailed and directed programs allowing for definition and delineation of a possible resource zone.

	Unit	Year 1	Year 2
Queensway Project	Costs	Q3-Q4- 2020	Q1-Q4 -2021
Till Sampling Program
Follow Up Till Sampling Program		$750,000
Regional Prospecting/Geological Mapping		$300,000	$300,000
Geophysical Anomaly Investigation		$50,000
GGN Gravity Geophysical Interpretation		$200,000
GGS Gravity Survey			$1,200,000

GGN Trenching Program		$200,000
GGS Trenching Program		$100,000	$225,000

Drilling Program
Drill Hole Relogging	$500/day	$50,000	-
Diamond Drilling Phase 1(JBPDZ and AFZ) 25,000m
Core Drilling (HQ size)	$110/m	$2,750,000
Assaying and Geochemistry	$30/m	$750,000
Logging and Supervision	$30/m	$750,000
Contingency	$10/m	$250,000
Regional Drilling Program 2,000m
Core Drilling (HQ size)	$110/m		$220,000
Assaying and Geochemistry	$30/m		$60,000
Logging and Supervision	$30/m		$60,000
Contingency	$10/m		$20,000

Diamond Drilling Phase 2 (JBPDZ and AFZ) 75,000m
Core Drilling (HQ size)	$110/m		$8,250,000
Assaying and Geochemistry	$30/m		$2,250,000
Logging and Supervision	$30/m		$2,250,000
Contingency	$10/m		$750,000
Total:		$6,150,000	$15,585,000

Figure 32 - Cost estimates for Recommended Exploration Program for the Queensway Project

f

5.14       Development Activities Subsequent to the Effective Date of the Queensway Technical Report

5.14.1       Current Drill Campaign

On August 17, 2020, New Found announced that it had initiated a 100,000m HQ size diamond drilling program at the Queensway Project. Drilling started at the Little-Powerline trend and would progress through various targets within the QWN property including an initial 12,000m planned for the Keats Zone. New Found announced on January 6, 2021, that it has now increased the drilling program started in 2020 to a total of 200,000m and plan to continue this program through to 2022 with eight drill rigs. In 2020, New Found completed 66 drill holes targeting the Little-Powerline, Lotto, Dome and Keats zones for total of 13,400m.

Figure 33 - Queensway North – Plan Map of Initial 2020 Drilling Grid Lines/Zones

5.14.2       2020 Trenching Campaign

New Found began surface excavation of a number of targets starting in July 2020 and completed 16 trenches of varying size; all of the excavation to date has occurred along the Appleton Fault Zone and includes trenching of the Little Zone, Hornet Zone, Road Zone as well as the discovery of two new zones (Regular Zone and Zone 36). Zone 36 is located 2.5 Km north-west of the Keats Zone as shown in the above figure and has been exposed along 120m of strike length and shows mineralization of Arsenopyrite, Pyrite, Chalcopyrite, Boulangerite and Visible Gold.

5.14.3       2020 Field Program

Starting in June 2020, New Found initiated a field recognisance program within the QWS mineral licenses. The objective of this program is to conduct geological mapping, structural analysis, prospecting and the collection of C horizon till samples to be processed for gold grain analysis.

Initial results from the 2020 field program detailed till survey were released on August 27, 2020 where New Found had announced that it had found a new fertile gold region 45 km south of the current Queensway North drill targets. The newly defined Eastern Pond target is comprised of two areas where recent till results have shown highly anomalous total gold grain counts including a high percentage of pristine gold grains, and yielded several sub-crop samples up to 15.0 g/t Au.

One till sample yielded 216 gold grains, 163 (75%) of them classified as pristine. A second cluster of samples yielded up to 155 gold grains with 127 (82%) of these classified as pristine. The pristine morphology of these grains indicates that they have not travelled far from their bedrock source.

To date the Eastern Pond target is defined by sub-crop and till sample results over an approximately 4 km of strike length (see Figures 34 and 35 below).

Figure 34 - Queensway South Project: Location of the newly defined Eastern Pond Anomaly at Queensway South

Figure 35 - Queensway South Project: Eastern Pond anomaly and preliminary till results

Sample ID	Easting	Northing	Total Gold Grains	Pristine Gold Grains
41674	629784	5382499	216	163
41656	630332	5381175	155	127

Figure 36 - Queensway South Project: Eastern Pond target till samples

Field crews were remobilized to the Eastern Pond area in late 2020 to conduct follow up work including prospecting, geological mapping and the collection of additional till samples to further vector the Company’s exploration towards bedrock sources. Follow up work at Eastern Pond in late 2020 resulted in the collection of rock samples, additional tills samples and two trenches were excavated. Results of this work are pending at the date of this Registration Statement.

5.14.4       2020 Drill Campaign

New Found announced on August 17, 2020, that it had initiated a 100,000m diamond drilling program at the Queensway Gold Project. The drilling program is designed to test multiple exploration targets and zones along the 5 km of the Appleton Fault Zone and JBP Fault Zone.

Drilling to date has focused along the Appleton Fault zone with four drilling rigs active at the project as of the date of this Registration Statement. Approximately 13,400m of drilling has been completed in 66 holes targeting the Little-Powerline, Dome, Road, Keats and Lotto zones.

Drilling gold assay highlights released to date include a new high-grade discovery at the Lotto Zone announced on October 2, 2020. Drill hole NFGC-20-17 intersected two separate near surface, intervals of intense quartz veining with significant sulfide and visible gold returning assays of 41.2 g/t Au over 4.75m starting at 35 metres down hole depth and 25.4 g/t Au over 5.15 metres starting at 57 metres down hole depth (see Figures 37 below). The orientation of these veins is uncertain and true widths may vary from 50% to 80%. On January 14, 2021, New Found announced the discovery of a new zone named the “Sunday Zone” proximal to the Lotto zone along the hanging wall of the Appleton Fault Zone. The new discovery represents the first known occurrence of gold mineralization along the primary Appleton Fault structure with an intercept in drill hole NFGC-20-44 grading 18.1g/t Au over 6.5m at a down hole depth of 239m, further to the released results on October 2, 2020, New Found received additional assay results from drill hole NFGC-20-17 at a depth of 29.8m included an interval of 16.3/g/t Au over 2.20m highlighting the potential for shallow gold mineralization at Lotto. The results of drill holes NFGC-20-17/44 are shown in the Figure 38 below. Drilling at the Lotto zone continued in 2020 and results of that work are pending at the time of this AIF.

Figure 37 - Queensway Project – Plan Map of 2020 Drilling Program (Lotto/Sunday Zone – Jan 14, 2021)

The location and assay intervals reported from NFGC-20-17 are shown in Figure 38:

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-44 Including	238.55 242.10	245.05 245.05	6.5 2.95	18.1 38.7	Sunday
NFGC-20-17	29.80	32.0	2.20	16.3	Lotto
NFGC-20-17 Including	35.25 35.25	40.00 36.9	4.75 1.65	41.2 108.7	Lotto
NFGC-20-17 Including Including	56.95 56.95 61.0	70.75 62.1 61.8	13.8 5.15 0.8	10.1 25.4 138.3	Lotto

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-44	300	-45	294	658956	5429030
NFGC-20-17	302	-46	354	658931	5428990

Figure 38 - The location and assay intervals reported from NFGC-20-17

Along with drilling at the Lotto Zone, New Found have focused its drilling efforts at the Keats zone where a discovery hole in late 2019 (NFGC-19-01) was drilled. New Found planned to conduct an initial 12,000m of drilling at the Keats zone using two parallel exploration strategies. New Found plan to continue 10m step outs both along strike and dip of the discovery hole NFGC-19-01 and in parallel to these planned holes, New Found are also conducting a 50m grid drilling program along roughly 950m of strike length and to vertical depths of 500m to test the geology and gold potential of the controlling geological structure, the Keats-Baseline fault. Three drills are currently active at the Keats Zone and one drill is active at the Lotto zone.

Initial assay results from five drill holes at the Keats zones have been released with four holes released on Oct 27, 2020 which were drilled as the first 10m step-outs from drill hole NFGC-19-01 and one additional hole was released on Nov 16, 2020 as a 60m step-out along strike of drill hole NFGC-19-01. On December 15, 2020, New Found announced results of a further four additional 10m step-outs from drill hole NFGC-19-01 and two additional 25m and 50m stepouts along section line 4750N located 50m south of drill hole NFGC-19-01. Further on January 11, 2021, New Found released results from an additional four holes at Keats with two step outs from NFGC-19-01 with one hole 50m north on section line 4850N and one hole 50m south along section line 4750N. Combined this represents fifteen drill holes completed in 2020 with partial results received and released to date along over 100m of strike length within the Keats zone.

Gold assay results highlight from the first fifteen holes drilled at the Keats Zone are shown in the Figure 39 below.

Logging of the core drilled to date along with assay results received so far indicate that the veining and high-grade gold mineralization demonstrates good continuity along strike and down dip.

Further to the drilled 10m pattern around NFGC-19-01, New Found is actively drilling a roughly 50m grid pattern along the Keats-Baseline fault zone to better assess the broader geological and gold mineralization potential of the primary Keats zone.

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-20-18 Incl.	92.0 98.9	99.9 99.9	7.9 1.0	24.1 167.6	Keats Main
NFGC-20-19 Incl. Incl.	89.65 96.0 102.0	108.5 107.25 107.25	18.85 11.25 5.25	31.2 50.7 100.6	Keats Main
NFGC-20-19	151.0	152.9	1.90	4.4	Keats FW
NFGC-20-21 Incl.	101.65 109.55	120.0 118.5	18.35 8.95	15.8 29.4	Keats Main

NFGC-20-23 Incl. And Incl.	82.65 93.65 93.65 101.8 118.85	124.0 108.2 94.0 104.4 123.4	41.35 14.55 0.35 2.60 4.55	22.3 57.4 1120 140.8 15.2	Keats Main
NFGC-20-26 Incl. Incl.	44.7 67.0 73.5	73.85 73.85 73.85	29.15 6.85 0.35	11.8 44.5 824	Keats Main
NFGC-20-26	194.4	197.6	3.20	1.09	Keats FW
NFGC-20-26	219.7	222.3	2.60	2.02	Keats FW
NFGC-20-25	80	85.7	5.7	1.5	Keats Main
NFGC-20-25 incl.	99.8 101.65	101.95 101.95	2.15 0.3	7.31 25.8	Keats Main
NFGC-20-28	88.5	93	4.5	1.64	Keats Main
NFGC-20-28 incl.	106.95 109.4	111 110.4	4.05 1	40.1 119.8	Keats Main
NFGC-20-29 incl.	104 113.65	120.85 117.55	16.85 3.9	25 103.2	Keats Main
NFGC-20-30 incl. incl.	97.4 119.65 120.25	129.4 125.75 122.25	32 6.1 2	2.59 10.3 26.1	Keats Main
NFGC-20-32 incl. incl.	103 118.9 119.9	132 132 125.35	29 13.1 5.45	20.8 45.3 82.7	Keats Main
NFGC-20-34 incl.	109.4 120.1	152.6 122.45	43.2 2.35	2.39 29.3	Keats Main
NFGC-20-33 And	151.9 164.4	156 172.2	4.0 7.8	2.59 1.78	Keats Main
NFGC-20-36 And Incl. And	75.4 88.8 96.4 117.7	77.4 107.7 105.3 123.8	2.0 18.9 8.9 6.1	7.22 3.29 5.15 1.11	Keats Main
NFGC-20-41 Incl. And And Incl.	11.7 13 32 45 49.3	22.1 16.7 35.5 60.9 55.6	10.4 3.7 3.5 15.9 6.3	22.5 58.9 1.36 31.4 67.7	Keats Main
NFGC-20-43 And Incl. And	109.7 119.8 122.3 145.6	114 138 130 147.8	4.3 18.2 7.7 2.2	1.54 10.0 20.7 1.29	Keats Main

Figure 39 - Gold assay results highlight from the first fifteen holes drilled at the Keats Zone

The orientation of the veining is uncertain and true widths are estimated to be in the 70% to 80% range

A coordinate table and plan map and for Keats drill holes announced as of the date of this AIF are shown in Figures 40 and 41, respectively, below:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-18	300	-45	278	658223	5427467
NFGC-20-19	300	-45	154	658232	5427462
NFGC-20-21	300	-45	190	658236	5427449
NFGC-20-23	300	-45	185	658240	5427458
NFGC-20-26	300	-45	269	658151	5427444
NFGC-20-25	300	-45	147	658217	5427459
NFGC-20-28	300	-45	150	658213	5427450
NFGC-20-29	300	-45	186	658222	5427445
NFGC-20-30	300	-45	167	658195	5427419
NFGC-20-32	300	-45	269	658151	5427444
NFGC-20-34	300	-45	213	658258	5427440
NFGC-20-33	300	-45	297	658238	5427394
NFGC-20-36	300	-45	150	658245	5427466
NFGC-20-41	300	-45	195	658232	5427514
NFGC-20-43	300	-45	182	658239	5427435

Figure 40 – Coordinate Table for Keats drill holes

Figure 41 - Queensway Project – Plan Map of 2020 Drilling Program (Keats Zone -Jan 11, 2021)

On February 11, 2021, New Found released the results of assay results from drilling at the Keats Zone.

•     Highlights from these results are summarized if Figure 42 below.

Keats Zone Summary Results
Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)
NFGC-20-37	9.0	19.3	10.3	25.0
NFGC-20-38	105.8	111.6	5.8	19.8
NFGC-20-40A	107.4	114.7	7.3	19.3
NFGC-20-45	46.6	60.4	13.8	28.4
and	68.0	71.3	3.3	20.6
and	83.3	85.3	2.0	17.1
NFGC-20-46	112.7	115.6	2.9	13.7
NFGC-20-56	25.6	57.9	32.3	6.18
Including	25.6	31.0	5.4	15.7

Figure 42 – Highlights of Keats Zone assay results

Note that the exact orientation of the veins is uncertain but believed to be steeply dipping thus implying true widths of the highgrade zone to be in the 70% to 80% range of reported drill lengths. At Keats while mineralization remains open in all directions, New Found observed a clear trend in the highest grade material forming a zone with a shallow plunge to the south along the Keats Baseline Fault.

High-grade assay intervals received to date at Keats have correlated directly with the observation of significant visible gold in drill core. The Company is utilizing the observation of visible gold in drill core as the primary method to guide step-out drilling at Queensway.

Assay results received from drilling to date have outlined an approximate 115m strike length of a thick, high-grade zone of gold mineralization at Keats. Logging and interpretation of drill core in step out holes to the north and south of this 115m interval have expanded the potential continuation of this zone to at least 260m of strike. This target zone remains open in both directions along strike and to depth.

To the north the high-grade zone daylights at rock surface (under approximately 10m of glacial till), where broad intervals of near-surface high grade gold have previously been reported. Hole NFGC-20-41 for example was drilled in this area and returned two near surface intervals: 22.5 g/t Au over 10.4m and 31.4 g/t Au over 15.9m, with the first interval starting at 11.7m down hole (see above).

Keats Drill Hole Interval Details

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-37	9.0	19.3	10.3	25.0
And	22.7	28.6	5.9	5.18
And	32.8	40.7	7.9	2.82	Keats Main
And	43.8	45.8	2.0	13.2
And	151.6	153.6	2.0	1.21	Keats FW
NFGC-20-38	90.0	94.8	4.8	0.97
And	101.5	103.8	2.3	1.13	Keats Main
And	105.8	133.2	27.4	5.64
Including	105.8	111.6	5.8	19.8
And	159.4	161.7	2.3	1.33	Keats FW
NFGC-20-40A	93.4	95.7	2.3	1.91
And	107.4	114.7	7.3	19.3
And	120.5	123.4	2.9	1.73	Keats Main
And	129.9	132.2	2.3	5.03
And	144.5	146.8	2.3	3.75
And	171.9	174.0	2.1	1.09	Keats FW
NFGC-20-45	22.5	25.0	2.5	2.1	Keats HW
And	46.6	60.4	13.8	28.4
And	68.0	71.3	3.3	20.6	Keats Main
And	83.3	85.3	2.0	17.1
NFGC-20-46	92.8	95.0	2.2	7.32
And	112.7	115.6	2.9	13.7
Including	114.0	114.5	0.5	59.8	Keats Main
And	133.5	135.5	2.0	5.23
NFGC-20-49			NSV
NFGC-20-53	20.6	23.4	2.8	1.07
And	32.6	35.0	2.4	2.20
And	53.4	55.9	2.5	2.59
And	58.6	62.0	3.4	3.24	Keats Main
And	70.0	74.3	4.3	1.83
And	75.8	78.1	2.3	3.64
And	90.0	92.4	2.4	4.72
NFGC-20-54	69.5	80.5	11.0	1.98
Including	69.5	70.5	1.0	6.68
And	85.4	94.1	8.7	2.02	Keats Main
Including	85.4	85.9	0.5	18.9
NFGC-20-56	25.6	57.9	32.3	6.18
Including	25.6	31.0	5.4	15.7	Keats Main
And	62.3	68.7	6.4	3.52
Including	66.0	68.3	2.3	6.69

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-37	300	-45	344	658224	5427518
NFGC-20-38	300	-45	176	658254	5427461
NFGC-20-40A	300	-45	204	658249	5427453
NFGC-20-45	300	-45	164	658240	5427509
NFGC-20-46	300	-45	169	658267	5427493
NFGC-20-49	300	-45	234	658309	5427468
NFGC-20-53	300	-45	188	658254	5427513
NFGC-20-54	300	-45	198	658160	5427439
NFGC-20-56	300	-45	118	658226	5427505

Figure 43. Reported and pending holes at Keats Zone.

Note that the exact orientation of the veins is uncertain but believed to be steeply dipping thus implying true widths of the high-grade zone to be in the 70% to 80% range of reported drill lengths.

On February 23, 2021, New Found released results from received assay results from drilling at the Lotto Zone.

•    Highlights from these results are summarized below:

Table 1: Lotto summary results

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)
NFGC-20-20	100.3	103.3	3.00	5.31
NFGC-20-27	222.9	224.9	2.00	31.3
NFGC-20-50	43.7	45.8	2.10	65.3
NFGC-21-100	118.0	120.5	2.45	224.7
Previously Reported
NFGC-20-17	35.3	40.0	4.75	41.2
And	57.0	62.1	5.15	25.4

* Note that the true width of the mineralization is uncertain, but host structures are interpreted to be steeply dipping implying true widths in the range of 70% of reported intercepts. Intervals are calculated at a 1 g/t Au cut-off grade and minimum width of 2m, grades have not been capped in the averaging, maximum dilution allowed is 2m.

The intercept in NFGC-21-100 included over 250 disseminated flakes of visible gold and fine fracture coatings, with similar mineralogy to other high-grade drill intervals along the Appleton Fault.

High-grade intercepts to date at Lotto are interpreted to primarily occur in a network of secondary, generally north south striking, structures. Veining on some of these structures is interpreted as continuous over up to at least 300m of strike and open.

Thickening and higher grades appear to correlate to fault splays and the intersection of subvertical structures. The high-grade intervals in Holes 17, 50, and 100 are interpreted to occur over such a vertically oriented zone. Drilling at Lotto will continue to step-out to depth on identified zones, and will also test for additional high-grade zones focused on projected structural intersections and fault splays.

Drilling is also targeting the Lotto Baseline Fault for gold mineralization similar to that being drilled in the Keats Baseline Fault. Keats also exhibits a series of mineralized secondary structures surrounding the broader Keats Baseline Zone mineralization. Drill definition of high grade gold in secondary structures at Lotto will be utilized to vector to targets in the Lotto Baseline Fault itself.

To the north the high-grade zone daylights at rock surface (under approximately 10m of glacial till), where broad intervals of near-surface high grade gold have previously been reported. Hole NFGC-20-41 for example was drilled in this area and returned two near surface intervals: 22.5 g/t Au over 10.4m and 31.4 g/t Au over 15.9m, with the first interval starting at 11.7m down hole.

656000
658000
660000
5430000
5428000
5426000
N
Zone 36
Trench 26
Lotto
Powerline
Little
Dome
Road
Cokes
Keats
Bowater
Appleton Fault Zone
The Knob
Golden Bullet
Letha
Grouse
Glen Eagles
0
500
1,000 m
Legend
Queensway North project
Gold associated faults
Geophysically interpreted faults
Trans-Canada Highway
Drill hole/grab/trench sample assays
Au (g/t)
<0.1
0.1 - 0.5
0.5 - 1.0
1.0 - 5.0
>5.0
CRS: NAD83 (EPSG 4269)
Date drafted: 21-02-2021

Figure 44 - Lotto Zone location and other target areas along the Appleton Fault Zone

Figure 45. Interpreted faults, veining and assay results at Lotto

Drill Hole Details

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-20	100.25	103.25	3.00	5.3	Lotto
Including	100.60	101.30	0.70	15.6	Lotto
NFGC-20-22	91.50	99.90	8.40	1.3	Lotto
NFGC-20-24	35.00	37.00	2.00	2.0	Lotto
	42.30	45.40	3.10	1.3	Lotto
	138.10	140.30	2.20	1.2	Lotto
NFGC-20-27	156.00	158.10	2.10	1.7	Lotto
	222.90	224.90	2.00	31.3	Lotto
NFGC-20-31	45.70	52.00	6.30	1.0	Lotto
NFGC-20-35				NSV	Lotto
NFGC-20-39				NSV	Lotto
NFGC-20-42	40.50	42.80	2.30	1.2	Lotto
	108.00	112.55	4.55	1.4	Lotto
NFGC-20-44	70.15	72.15	2.00	2.1	Lotto
	**238.55	245.05	6.50	18.1	Lotto
NFGC-20-47	15.25	18.00	2.75	1.4	Lotto
	29.35	31.35	2.00	1.1	Lotto
	34.45	37.60	3.15	2.5	Lotto
	42.00	45.10	3.10	1.1	Lotto
NFGC-20-50	43.65	45.75	2.10	65.3	Lotto
NFGC-20-100	118.00	120.45	2.45	224.7	Lotto

* Note that the true width of the mineralization is uncertain, but host structures are interpreted to be steeply dipping implying true widths in the range of 70% of reported intercepts. Intervals are calculated at a 1 g/t Au cut-off grade and minimum width of 2m, grades have not been capped in the averaging, maximum dilution allowed is 2m.

** Interval previously released on January 14, 2021.

Figure 46. Summary of results

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-17	302	-46	354	658 931	5 428 990
NFGC-20-20	300	-45	190	658 973	5 428 962
NFGC-20-22	300	-45	214	658 963	5 428 996
NFGC-20-24	300	-45	258	658 936	5 428 954
NFGC-20-27	300	-45	465	658 946	5 428 920
NFGC-20-31	300	-45	258	658 878	5 428 902
NFGC-20-35	300	-45	240	658 921	5 428 876
NFGC-20-39	300	-45	164	658 885	5 429 156
NFGC-20-42	300	-45	177	658 933	5 429 100
NFGC-20-44	300	-45	294	658 956	5 429 030
NFGC-20-47	300	-45	98	658 922	5 428 995
NFGC-20-50	300	-45	92	658 927	5 428 981
NFGC-21-100	300	-45	258	658 979	5 428 930

Figure 47. Details of drill holes.

Sampling, Sub-sampling and Laboratory

True width of the mineralization is uncertain, but host structures are interpreted to be steeply dipping implying true widths in the range of 70% of reported intercepts. Selected intervals were submitted on a rush basis including the reported interval for NFGC-21-100. Additional assays for these holes will be reported once received. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cutoff of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

6       OTHER MINERAL PROJECTS

The Company owns a 100% interest in the Lucky Strike Project in Kirkland Lake, Ontario, comprising 11,441 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The Company acquired the rights to the Lucky Strike Project by map staking mineral licenses and making staged payments in cash and Common Shares from 2016 through 2019 under two fully-executed option agreements.

On May 27, 2016, the Company optioned the primary Lucky Strike Project property from Ashley Gold Mines Ltd. (“Ashley Gold”) under a property option agreement, which was ultimately amended in May 2019, and fully exercised in November 2019. Under the terms of this agreement, the Company paid $115,000 and issued Common Shares equivalent to $80,000 to Ashley Gold. The option agreement included an underlying 1% NSR payable to Wallbridge Mining Company, which covers a small portion of the applicable claims, with most of the claims carrying no NSR.

On July 26, 2017, the Company optioned the Vallillee extension claims west of the primary Lucky Strike Project and this option agreement was fully executed July 2018. Under the terms of the agreement the Company paid $40,000 and issued a 2% NSR in favour of the optionors.

In April 2020, the Company staked an additional 70 unpatented mining cells on the west side of the Lucky Strike Project. These lands carry no NSR.

On May 7, 2020, the Company completed a claim purchase agreement with Eric Marion to purchase 21 unpatented mining claim cells adjacent to the east of the Lucky Strike Project. Under the terms of the agreement the Company paid $25,000. The claims carry no NSR.

For the purpose of NI 43-101, the Lucky Strike Project is not a material property of the Company.

7       DIVIDENDS AND DISTRIBUTIONS

7.1       Summary

The Company has not, since the date of its incorporation, declared or paid any dividends or other distributions on its Common Shares, and does not currently have a policy with respect to the payment of dividends or other distributions. The Company does not currently pay dividends and does not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of the Company and its subsidiaries and such other factors as its directors consider appropriate. There can be no assurance that the Company will pay dividends under any circumstances. See “Risk Factors – Risks Related to the Company – Dividends”.

8       DESCRIPTION OF CAPITAL STRUCTURE

8.1       Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value (the “Common Shares”). As at December 31, 2019, there were 78,924,249 Common Shares issued and outstanding. As of the date of this AIF, there are 149,064,285 Common Shares issued and outstanding.

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive dividends as and when declared by the Board in respect of the Common Shares on a pro rata basis. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

Any alteration of the rights, privileges, restrictions and conditions attaching to the Common Shares under the Company’s Articles must be approved by at least two-thirds of the Common Shares voted at a meeting of the Company’s shareholders.

8.2       Options

New Found has a stock option plan (the “Plan”) pursuant to which the Board of Directors may grant stock options (the “Options”) to any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board of Directors may determine, exercisable for of up to a maximum of 10% of the issued and outstanding Common Shares at the time of grant. Every Option granted has a term not exceeding 10 years after the date of grant.

As of the date of his AIF, New Found had the following Options outstanding:

	Common	Exercise Price
	Shares Under	(C$ per
	Options	Common		Vesting
Holder of Options	Granted	Share)	Grant Date	Conditions	Expiry Date
Executive and other officers of	250,000	$0.40	October 1, 2018	Fully vested	September 30, 2023
New Found, as a group (1)	1,725,000	$0.50	December 17, 2019	Fully vested	December 17, 2024
	1,200,000	$1.00	April 15, 2020	Fully vested	April 15, 2025
	200,000	$1.075	May 23, 2020	Fully vested	May 23, 2025

	Common	Exercise Price
	Shares Under	(C$ per
	Options	Common		Vesting
Holder of Options	Granted	Share)	Grant Date	Conditions	Expiry Date
	2,375,000	$1.40	August 11, 2020	Fully vested	August 11, 2025
	5,080,000	$4.10	December 31, 2020	Fully vested	December 31, 2025
Total	10,830,000
Directors (who are not also executive officers) of New Found, as a group (2)	650,000	$0.50	December 17, 2019	Fully vested	December 17, 2024
	50,000	$1.00	April 15, 2020	Fully vested	April 15, 2025
	25,000	$1.075	May 23, 2020	Fully vested	May 23, 2025
	250,000	$1.40	August 11, 2020	Fully vested	August 11, 2025
	200,000	$4.10	December 31, 2020	Fully vested	December 31, 2025
Total	1,175,000
Consultants of New Found, as a group	75,000	$0.15	January 31, 2017	Fully vested	February 20, 2022
	210,000	$0.50	December 17, 2019	Fully vested	December 17, 2024
	250,000	$1.00	April 15, 2020	Fully vested	April 15, 2025
	340,000	$1.40	August 11, 2020	Fully vested	August 11, 2025
	115,000	$2.07	September 3, 2020	Fully vested	September 3, 2025
	25,000	$2.15	October 1, 2020	Fully vested	October 1, 2025
	962,500	$4.10	December 31, 2020	Fully vested	December 31, 2025
Total	1,977,500
Any other person or company,other than the Agent	100,000	$2.07	September 3, 2020	Fully vested	September 3, 2025
TOTAL OPTIONS	14,082,500

Notes:

(1)	Total of four persons, being Collin Kettell the Executive Chairman, Greg Matheson the Chief Operating Officer, Craig Roberts the Chief Executive Officer and Denis Laviolette the President.

(2)	Total of two persons, being John Anderson and Quinton Hennigh.

8.3       Warrants

As of the date of this AIF, there were there were 653,578 common share purchase warrants outstanding, comprised of: (i) 4,107 Finder Warrants entitling the holder thereof to acquire one common share at price of $1.30 per common share until June 10, 2022; (ii) 25,845 Finder Warrants entitling the holder thereof to acquire one common share at a price of $1.50 per common share until June 4, 2022; (iii) 36,052 Finder Warrants entitling the holder thereof to acquire one common share at a price of $1.50 per common share until May 13, 2022; (iv) 35,667 Finder Warrants entitling the holder thereof to acquire one common share at a price of $1.30 per common share, until May 12, 2022; (v) 476,307 Broker Warrants entitling the holder thereof to acquire one common share at a price of $1.30 per common share until August 11, 2021; and (vi) 75,600 Broker Warrants entitling the holder thereof to acquire one common share at a price of $1.30 per common share until August 13, 2021.

The following table sets forth the aggregate number of warrants, outstanding as at the date of this AIF:

			Exercise Price
			(C$ per		Market Value of
	Number of		Common		Common Shares
Holder of Warrants	Warrants Held		Share)	Issue Date	Under Warrants(1)	Expiry Date
Executive and other officers of New Found, as a group	Nil.		N/A	N/A	N/A	N/A

Directors (who are not also executive officers) of New Found, as a group	Nil.		N/A	N/A	N/A	N/A

Consultants of New Found, as a group	Nil.		N/A	N/A	N/A	N/A

Any other person or company, other than the Agents	4,107	(2)	$1.30	June 10, 2020	N/A	June 10, 2022
	25,845	(3)	$1.50	June 4, 2020	N/A	June 4, 2022
	36,052	(4)	$1.50	May 13, 2020	N/A	May 13, 2022
	35,667	(5)	$1.30	May 12, 2020	N/A	May 12, 2022
	476,307	(6)	$1.30	August 11, 2020	N/A	August 11, 2021
	75,600	(7)	$1.30	August 13, 2020	N/A	August 13,2021
TOTAL	653,578

Notes:

(1)	Market value of the Common Shares under warrants are not reasonably ascertainable on the grant date or another date given that the Common Shares are not and have never been publicly traded or listed.
(2)	Finder Warrants issued in connection with 2020 Flow-Through Private Placements.
(3)	Finder Warrants issued in connection with 2020 Flow-Through Private Placements.
(4)	Finder Warrants issued in connection with 2020 Flow-Through Private Placements.
(5)	Finder Warrants issued in connection with 2020 Flow-Through Private Placements.
(6)	Broker Warrants issued in connection with Company’s Initial Public Offering.
(7)	Broker Warrants issued in connection with Company’s Initial Public Offering.

9            MARKET FOR SECURITIES

9.1       Trading Price and Volume

As of the fiscal year ended December 31, 2019, no securities of New Found were traded or quoted on any marketplace.

New Found’s Common Shares are currently listed for trading through the facilities of the TSX Venture Exchange under the symbol “NFG” and on the OTC under the symbol “NFGFF”. No other securities of New Found are traded or quoted on any marketplace.

During the period from August 11, 2020 until the date of this AIF, the Common Shares traded on the TSX Venture Exchange as follows based on information available from Bloomberg:

TSX VENTURE EXCHANGE

Month	Volume	High (Cnd$)	Low (Cnd$)
August 2020	18,520,969	2.01	1.24
September 2020	9,288,028	2.56	1.85
October 2020	13,142,070	4.50	2.15
November 2020	6,905,260	4.90	3.60
December 2020	10,831,311	4.74	3.52
January 2021	4,453,432	4.40	3.16
February 1 to 17, 2021	2,524,214	3.60	3.21

OTC

Month	Volume	High (Cnd$)	Low (Cnd$)
September 2020	1,230,256	2.51	1.87
October 2020	4,485,669	5.00	2.19
November 2020	2,467,114	5.17	3.61
December 2020	1,540,241	4.72	3.52
January 2021	1,602,246	4.44	3.18
February 1 to 17, 2021	1,216,254	3.81	3.20

9.2       Prior Sales

The following table summarizes the issuances of Common Shares and securities that are convertible or exchangeable into Common Shares in the 12 months prior to the date of this AIF:

Issue Date	Type of Security	Number Issued	Issue Price	Exercise Price	Description of Issuance
January 11, 2021	Common Shares	275,954	$1.30	N/A	Issued pursuant to the exercise of 2020 Warrants
January 6, 2021	Common Shares	3,808	$1.30	N/A	Issued pursuant to the exercise of 2020 Warrants
January 6, 2021	Common Shares	100,000	$0.50	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
December 31, 2020	Options	6,242,500	N/A	$4.10	Options issued pursuant to the Stock Option Plan
December 31, 2020	Common Shares	2,075,000	$1.40	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
December 31, 2020	Common Shares	1,395,000	$1.075	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
December 31, 2020	Common Shares	100,000	$1.00	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
December 31, 2020	Common Shares	1,135,000	$0.50	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
December 23, 2020	Common Shares	700,000	$1.00	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
December 16, 2020	Common Shares	100,000	$0.15	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
November 12, 2020	Common Shares	75,000	$0.15	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
November 2, 2020	Common Shares	2,385	$1.50	N/A	Issued pursuant to the exercise of 2020 Warrants
October 27, 2020	Common Shares	450,000	$0.50	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
October 13, 2020	Common Shares	50,000	$1.075	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
October 6, 2020	Common Shares	551,907	$1.30	N/A	Issued pursuant to the exercise of 2020 Warrants
October 1, 2020	Options	25,000	N/A	$2.15	Options issued pursuant to the Stock Option Plan

Issue Date	Type of Security	Number Issued	Issue Price	Exercise Price	Description of Issuance
September 3, 2020	Options	215,000	N/A	$2.07	Options issued pursuant to the Stock Option Plan
August 27, 2020	Common Shares	50,000	$0.40	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
August 14, 2020	Common Shares	50,000	$0.40	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
August 13, 2020	Broker Warrants	188,999	N/A	$1.30	Issued to the Agents’ in connection with the exercise of the over-allotment option grants to the Agents pursuant to the Company’s initial public offing.
August 13, 2020	Common Shares	3,150,000	$1.30	N/A	Issued pursuant to the exercise of the Agents’ overallotment option granted pursuant to the Company’s initial public offering.
August 12, 2020	Common Shares	4,000,000	$0.75	N/A	Issued pursuant to the exercise of 2019 Warrants
August 11, 2020	Options	5,040,000	N/A	$1.40	Options issued pursuant to the Stock Option Plan
August 11, 2020	Broker Warrants	1,190,769	N/A	$1.30	Issued to the Agents in connection with the Company’s initial public offering
August 11, 2020	Common Shares	21,000,000	$1.30	N/A	Issued pursuant the Company’s initial public offering
July 21, 2020	Common Shares	12,000,000	$0.75	N/A	Issued pursuant to the exercise of 2019 Warrants
July 17, 2020	Common Shares	100,000	$0.15	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
June 30, 2020	Common Shares	1,000,000	$0.15	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
June 10, 2020	Finder Warrant	4,107	N/A	$1.30	Finder Warrants issued to certain finders in connection with 2020 Flow-Through Private Placements
June 10, 2020	Common Shares	68,462	$1.30	N/A	Issued pursuant to 2020 Flow-Through Private Placements
June 4, 2020	Finder Warrant	28,230	N/A	$1.50	Finder Warrants issued to certain finders in connection with 2020 Flow-Through Private Placements
June 4, 2020	Common Shares	1,227,753	$1.50	N/A	Issued pursuant to 2020 Flow-Through Private Placements
May 23, 2020	Options	1,670,000	N/A	$1.075	Options issued pursuant to the Stock Option Plan
May 22, 2020	Common Shares	85,000	$0.50	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
May 19, 2020	Common Shares	250,000	$0.50	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
May 14, 2020	Common Shares	580,000	$0.15	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan

Issue Date	Type of Security	Number Issued	Issue Price	Exercise Price	Description of Issuance
May 13, 2020	Finder Warrant	36,052	N/A	$1.50	Finder Warrants issued to certain finders in connection with 2020 Flow-Through Private Placements
May 13, 2020	Common Shares	2,766,844	$1.50	N/A	Issued pursuant to first tranche of 2020 Flow-Through Private Placements
May 12, 2020	Finder Warrant	39,475	N/A	$1.30	Finder Warrants issued to certain finders pursuant to 2020 Flow-Through Private Placements
May 12, 2020	Common Shares	797,923	$1.30	N/A	Issued pursuant to 2020 Flow-Through Private Placements
April 29, 2020	Common Shares	200,000	$0.50	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
April 13, 2020	Common Shares	800,000	$0.50	N/A	Issued pursuant to the exercise of Options issued under the Stock Option Plan
April 15, 2020	Options	2,300,000	N/A	$1.00	Options issued pursuant to the Stock Option Plan
March 6, 2020	Common Shares	15,000,000	$1.12	N/A	Issued pursuant to Novo Transaction

10         ESCROWED SECURITIES

10.1    Summary

For the fiscal year ended December 31, 2019 there were no securities of New Found subject to escrow or to a contractual restriction on transfer.

Subsequent to the fiscal year ended December 31, 2019, in connection with the initial public offering of the Company’s Common Shares, Palisade Goldcorp Ltd, Novo Resources Corp., 2176423 Ontario Inc. (a corporation controlled by Eric Sprott), Collin Kettell, Denis Laviolette and Craig Roberts (collectively, the “Principals”), entered into an escrow agreement (the “Escrow Agreement”) with Computershare Trust Company of Canada, as escrow agent (the “Escrow Agent”), pursuant to which the Principals deposited 90,199,500 Common Shares into escrow (the “Escrowed Securities”) with the Escrow Agent, representing approximately 63% of the issued and outstanding Common Shares as of the date of this AIF.

In accordance with NP 46-201, the Escrowed Securities will be subject to a three-year escrow and subject to the following release scheduled:

Date	Amount of Escrowed Securities Released
On the August 11, 2020 (the “Listing Date”)	1/10th of the Escrowed Securities
6 months after the Listing Date	1/6th of the remaining Escrowed Securities
12 months after the Listing Date	1/5th of the remaining Escrowed Securities
18 months after the Listing Date	1/4th of the remaining Escrowed Securities
24 months after the Listing Date	1/3rd of the remaining Escrowed Securities
30 months after the Listing Date	1/2 of the remaining Escrowed Securities
36 months after the Listing Date	the remaining Escrowed Securities

Additionally, securities of New Found may be subject to additional escrow restrictions and restrictions on transfer pursuant to NP 46-201, or if required by the TSXV (in accordance with TSXV Policy 5.4) or other applicable regulations of any other stock exchange on which the securities of New Found may be listed for trading in the future.

11         DIRECTORS AND OFFICERS

11.1     Name, Occupation and Security Holding

The name, municipality of residence, positions held with the Company, and principal occupation within the five preceding years as at the date of this AIF each director and executive officer of New Found are as follows:

Number and
Percentage of
	Position(s) and Office(s)	Principal Occupation(s) During		Common
Name and Residence	with New Found	Past Five Years	Director Since	Shares Held
COLLIN KETTELL, Puerto Rico, United States	Executive Chairman and Director	Executive Chairman (since March 2020) and former CEO (2016 -2020), New Found.; CEO, Victory Metals Inc., since January 2019; Executive Chairman, Palisades Goldcorp Ltd., since August 2019; Founder; Director, Golden Planet Mining Corp., since January 2021; previously, CEO, Palisade Global Investments Ltd. All of the foregoing companies are mineral exploration and development companies.	January 21, 2016	4,280,000 (1) (2.87%)
CRAIG ROBERTS(7) British Columbia, Canada	Chief Executive Officer and Director	CEO and Director, New Found Gold Corp., since March 2020 and December 2019, respectively; CEO and Director, Ethos Gold Corp., since 2018; Director, K2 Gold Corporation, since 2016; Director, Global Battery Metals Ltd., since 2016. All of the foregoing companies are mineral exploration and development companies.	December 17, 2019	2,200,000 (2) (1.48%)
DENIS LAVIOLETTE, Ontario, Canada	President and Director	President and Director of New Found since 2016; Executive Chairman, Goldspot Discoveries Inc since 2016.	January 21, 2016	3,500,000 (3) (2.35%)
GREG MATHESON, Ontario, Canada	Chief Operating Officer	COO of New Found since 2019; former Manager of Exploration, Northern Gold Mining Inc., former Senior Project Manager, Oban Mining Corp. All of the foregoing companies are mineral exploration and development companies.	-	Nil (4)
MICHAEL KANEVSKY, British Columbia, Canada	Chief Financial Officer	CFO of New Found since 2019; CFO of Mexican Gold Corp; CFO of Palisades Goldcorp Ltd. All of the foregoing companies are mineral exploration and development companies.	-	Nil

Number and
Percentage of
	Position(s) and Office(s)	Principal Occupation(s) During		Common
Name and Residence	with New Found	Past Five Years	Director Since	Shares Held
JOHN ANDERSON(8), British Columbia, Canada	Director	Executive Chairman of Triumph Gold Corp. since December 2014; Director of Triumph Gold Corp. since January 2010; director of Mexican Gold from 2017 to present. All of the foregoing companies are mineral exploration and development companies	April 20, 2018	Nil (5)
DR. QUINTON HENNIGH(9)	Director	President and Chairman of Novo Resources Corp, since 2009, director of New Found, since 2020; Director of Irving Resources Inc. since 2015; Director of Kuya Silver Corporation (formally Miramont Resources Corp.) since 2017; Director of Precipitate Gold Corp since 2010; Director of Condor Resources Inc. since 2020; Director of Tristar Gold Inc. since 2015. All of the foregoing companies are involved in one or all of: mineral exploration, development, production and the capital markets.	June 17, 2020	130,600(6) (0.09%)

Notes:

(2)	Mr. Kettell is the principal securityholder of Palisades Goldcorp Ltd., which directly holds the 45,566,425 Common Shares of the Company (or 32.7% of the issued and outstanding Common Shares as of the date of this AIF). As of the date of this AIF, Mr. Kettell also holds 4,280,000 Options, entitling him to acquire an additional 4,280,000 Common Shares.
(2)	As of the date of this AIF, Mr. Roberts also holds 3,175,000 Options, entitling him to acquire an additional 3,175,000 Common Shares.
(3)	As of the date of this AIF, Mr. Laviolette also holds 2,750,000 Options, entitling him to acquire an additional 2,750,000 Common Shares.
(4)	As of the date of this AIF, Mr. Matheson also holds 625,000 Options, entitling him to acquire an additional 625,000 Common Shares.
(5)	As of the date of this AIF, Mr. Anderson also holds 625,000 Options, entitling him to acquire an additional 450,000 Common Shares.
(6)	As of the date of this AIF, Dr. Quinton Hennigh also held 550,000 Options, entitling him to acquire an additional; 300,000 Common Shares.
(7)	Member of the Audit Committee.
(8)	Member of the Audit Committee.
(8)	Member of the Audit Committee. Dr. Hennigh is the Chairman of this committee.

11.2     Directors’ Terms of Office

The term of office for each director of New Found expires at the next annual general meeting of shareholders of the Company.

The members of board committees are appointed by the Board of Directors as soon as possible following each annual general meeting of shareholders of the Company.

The officers of New Found are appointed by the Board of Directors and hold office for such period and on such terms as the Board of Directors may determine.

11.3       Committees of the Board of Directors

The committees of the Board of Directors of New Found and the directors serving on each of the committees are described below:

11.4       Audit Committee

11.4.1       Overview

The Company has formed an Audit Committee comprised of John Anderson (Chair), Dr. Quinton Hennigh and Craig Roberts, all of whom are “financially literate” as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Mr. Anderson and Dr. Hennigh are considered “independent” and Mr. Roberts, as Chief Executive officer of the Company, is not considered “independent”, pursuant to NI 52-110.

The Audit Committee provides assistance to the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditors of the Company report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities include: (i) reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, if any, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements; (ii) reviewing material changes in accounting policies and significant changes in accounting practices and their impact on the financial statements; (iii) overseeing the audit function, including engaging in required discussions with the Company’s external auditor and reviewing a summary of the annual audit plan at least annually, overseeing the independence of the Company’s external auditor, overseeing the Company’s internal auditor, and pre-approving any non-audit services to the Company; (iv) reviewing and discussing with management the appointment of key financial executives and recommending qualified candidates to the Board; (v) reviewing with management and the Company’s external auditors, at least annually, the integrity of the internal controls over financial reporting and disclosure; (vi) reviewing management reports related to legal or compliance matters that may have a material impact on the Company and the effectiveness of the Company’s compliance policies; and (vii) establishing whistleblowing procedures and investigating any complaints or concerns it deems necessary.

The full text of the Audit Committee Charter is attached to this AIF as Schedule “A”.

11.4.2       Relevant Education and Experience

Each member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
(b)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)       an understanding of internal controls and procedures for financial reporting.

John Anderson

Mr. Anderson has over 20 years of Capital market experience specializing in the resource sector and been involved in publicly traded companies and has served on the audit committee for public companies, including Triumph Gold Corp. Mr. Anderson is very familiar with managing junior listed companies, including financing and compliance with reporting requirements. Mr. Anderson has experience with various operational and reporting requirements, including the reporting of internal financial reporting requirements and economic projections. Based on his experience, Mr. Anderson has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

Dr. Quinton Hennigh

Dr. Quinton Hennigh is an economic geologist with more than 25 years of exploration experience with major gold mining firms. Dr. Hennigh has various experience with budgeting, economic assessments, and financial reporting through roles at various publicly traded companies. Dr. Hennigh is familiar with managing junior mining companies, including financing and compliance with reporting requirements. Based on his experience, Dr. Hennigh has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member

Craig Roberts

Mr. Roberts is a mining engineer with over 35 years of operations, consulting and investment banking experiences and has been involved in publicly traded companies and has served on the audit committee for public companies, including K2 Gold Corp. Mr. Roberts is very familiar with managing junior listed companies, including financing and compliance with reporting requirements. Based on his experience, Mr. Roberts has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

11.4.3       Pre-Approval Policies and Procedures

The Audit Committee mandate requires that the Audit Committee pre-approve any retainer of the auditor of the Company to perform any non-audit services to the Company that it deems advisable in accordance with applicable legal and regulatory requirements and policies and procedures of the Board. The Audit Committee is permitted to delegate pre-approval authority to one of its members; however, the decision of any member of the Audit Committee to whom such authority has been delegated must be presented to the full Audit Committee at its next scheduled meeting.

11.4.4       Reliance on Certain Exemptions

The Company has relied upon the exemption provided by section 6.1 of NI 52-110, pursuant to which the Company is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

11.4.5       External Auditor Service Fees by Category

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) were as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(1)		Tax Fees(2)		All Other Fees(3)
December 31, 2019	$15,000	$	Nil.	$	Nil	$	Nil
December 31, 2018	$25,000	$	Nil.	$	Nil	$	Nil

Notes:

(1)	Fees charged for assurance and related services that are reasonably related to the performance of an audit, and not included under Audit Fees.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

On October 9, 2020, New Found appointed Deloitte LLP as the auditor of the Company. At the request of the Company, DNTW Toronto LLP resigned as the auditor of the Company. There were no reservations in DNTW Toronto LLP’s audit reports for the fiscal year ended December 31, 2019 and there are no reportable events, as such term is defined in National Instrument 51-102, between New Found and DNTW Toronto LLP. New Found filed the required reporting package in accordance with National Instrument 51-102 on October 14, 2020.

On October 28, 2020, New Found appointed Crowe MacKay LLP as the auditor of the Company. At the request of the Company, Deloitte LLP resigned as the auditor of the Company. There were no reportable events, as such term is defined in National Instrument 51-102, between New Found and Deloitte LLP. New Found filed the required reporting package in accordance with National Instrument 51-102 on November 10, 2020.

11.5       Nominating and Corporate Governance Committee

The Company has formed a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) comprised of Craig Roberts (Chair), Collin Kettell and John Anderson. Mr. Anderson is considered “independent” and Craig Roberts, as Chief Executive Officer, and Collin Kettell, as Executive Chairman, are not considered “independent”, pursuant to NI 52-110. In consultation with the Board, the Nominating and Corporate Governance Committee identifies and recommends to the Board potential nominees for election or re-election to the Board as well as individual directors to serve as members and chairs of each committee. The Nominating and Corporate Governance Committee establishes and reviews with the Board the appropriate skills and characteristics required of members of the Board, taking into consideration the Board’s short-term needs and long-term succession plans. In addition, the Nominating and Corporate Governance Committee develops, and annually updates, a long-term plan for the Board’s composition, taking into consideration the characteristics of independence, age, skills, experience and availability of service to the Company of its members, as well as opportunities, risks, and strategic direction of the Company

11.6       Compensation Committee

The Company has formed a Compensation Committee comprised of John Anderson (Chair), Collin Kettell and Craig Roberts. John Anderson is considered “independent” and Collin Kettell, as Executive Chairman, and Craig Roberts, as Chief Executive Officer, are not considered “independent”, pursuant to NI 52-110.

Each member of the Compensation Committee has business and other experience which is relevant to their position as a member of the Compensation Committee. By virtue of their differing professional backgrounds, business experience, knowledge of the Company’s industry, knowledge of corporate governance practices and, where appropriate, service on compensation committees of other reporting issuers and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices. See “Directors and Executive Officers - Director and Executive Officer Biographies” for a description of each Compensation Committee members experience and education.

The charter of the Compensation Committee provides that it is responsible for, among other things, the following matters:

•             reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and other executive officers, evaluating the performance of the CEO and the other executive officers in light of those goals and objectives and approving their annual compensation levels, including salaries, bonuses, and stock option grants based on such evaluation; and

•             reviewing the compensation of directors for service on the Board and its committees and recommending to the Board the annual Board member compensation package, including retainer, committee member and chair retainers, Board and committee meeting attendance fees and any other form of compensation, such as stock option grants or stock awards.

While the Board is ultimately responsible for determining all forms of compensation to be awarded to the CEO, other executive officers and directors, the Compensation Committee will when appropriate review the Company’s compensation philosophy, policies, plans and guidelines and recommend any changes to the Board. See “Executive Compensation” for a discussion of, among other things, the process by which the Compensation Committee in collaboration with the Board determines the compensation of the Company’s directors and officers.

11.7       Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the Company’s directors or executive officers is, as of the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the Company’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

None of the Company’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

11.8       Conflicts of Interest

To the best of the Company’s knowledge, there are no existing or potential material conflicts of interest between the Company and any of its directors or officers as of the date hereof. However, certain of the Company’s directors and officers are, or may become, directors or officers of other companies with businesses which may conflict with its business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on the Company’s behalf. See also “Risk Factors – Conflicts of Interest”.

Pursuant to the BCBCA, directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

Generally, as a matter of practice, directors who have disclosed a material interest in any contract or transaction that the Board is considering will not take part in any board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will refrain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which directors or officers may have a conflict.

See also “Risk Factors – Risks Related to the Company – The directors and officers may have conflicts of interest with the Company”.

12       LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than described below, to the Company’s knowledge, there are no legal proceedings or regulatory actions material to the Company to which it is a party, or has been a party to, or of which any of its property is the subject matter of, or was the subject matter of, since the beginning of the financial year ended December 31, 2019, and no such proceedings or actions are known by the Company to be contemplated.

12.1       Subsequent Events

On March 10, 2020, ThreeD Capital Inc (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Claimants”) filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades Goldcorp Ltd. (“Palisades”) and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Claimants are challenging the validity of the sale of 17,500,000 Common Shares by the Claimants to Palisades Goldcorp. Ltd. on November 20, 2019.

On November 15, 2019, ThreeD and 131 each entered into share purchase agreements with Palisades (the “Share Purchase Agreements”) under which Palisades agreed to purchase the 13,500,000 Common Shares owned by ThreeD and the 4,000,000 Common Shares owned by 131 for $0.08 per Common Share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its Common Shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refute each of the specific claims made by the Claimants.

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim.

The Claimants, Palisades and the Company have completed documentary productions and have scheduled oral examinations for discovery to be conducted from May 28, 2021 to June 4, 2021.

There have been no penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, since its incorporation.

13       INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, to the knowledge of the Company, no director or executive officer, or person or company that beneficially owns, or controls and directs, directly or indirectly, more than 10 percent of the any class or series of the voting securities of the Company, or any associate or affiliate of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company.

Certain directors and/or executive officers have been granted stock options of the Company, and has received consulting fees for services provided to New Found.

14       TRANSFER AGENT AND REGISTRAR

New Found’s transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

15       MATERIAL CONTRACTS

Except for material contracts entered into in the ordinary course of business, set out below are material contracts to which New Found or any of its subsidiaries are a party to or entered into for the fiscal period ended December 31, 2019 or the date of this AIF.

(1)	the Agency Agreement between New Found, Canaccord Genuity Corp., BMO Nesbitt Burns Inc. and Desjardins Securities Inc. (together the “Agents”), dated July 31, 2020 (the “Agency Agreement”); and

(2)	the Stock Option Plan.

The Agency Agreement

The Company entered into the Agency Agreement on July 31, 2020 in connection with its initial public offering in Canada and listing on the TSXV. On August 11, 2020, New Found completed its initial public offering of an aggregate of 21,000,000 Common Shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, the Agents exercised their overallotment option in full to offer and sell an additional 3,150,000 Common Shares for gross proceeds of $4,095,000. New Found paid agents’ fees of $1,793,700 in cash and issued 1,379,768 agents’ warrants exercisable into Common Shares at $1.30 for 12 months from the date of issue in connection with the initial public offering.

The Stock Option Plan

See “Description of Capital Structure - Options” for a summary of the key terms of the Stock Option Plan.

Outside of the above, New Found is not aware of any material contracts of the Company that were entered into (a) within the last financial year and up to the date of this AIF, or (b) before the last financial year but still in effect, and that is required to be filed under Part 12 of NI 51-102 or that would be required to be filed under 51-102 but for the fact that it was previously filed.

16       INTERESTS OF EXPERTS

Information of a scientific or technical nature in respect of the Queensway Project is included in this AIF based upon the Queensway Technical Report, with an effective date of June 20, 2020, prepared by Dawn Evans-Lamswood, M.Sc. P.Geo. of DEL Exploration. who is an independent Qualified Person under NI 43-101.

To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individual and his firm do not beneficially own, directly or indirectly, any Common Shares.

DNTW Toronto LLP, the auditor of the annual financial statements of New Found included in this AIF, has advised the Company that it is independent of the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

17       ADDITIONAL INFORMATION

Additional information relating to New Found may be found on New Found’s website https://newfoundgold.ca/ or under New Found’s profile on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of New Found’s securities and securities authorized for issuance under equity compensation plans, is contained in New Found’s Final Long Form Prospectus dated July 31, 2020. Additional financial information in relation to New Found is provided in Schedule “A” and Schedule “B” of New Found’s Final Long Form Prospectus dated July 31, 2020.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF NEW FOUND GOLD CORP.

1.       ROLE AND OBJECTIVE

The Audit Committee (the “Committee”) is appointed by and reports to the Board of Directors (the “Board”) of New Found Gold Corp. (the “Corporation”). The Committee assists the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation.

The Committee and its membership shall to the best of its ability, knowledge and acting reasonably, meet all applicable legal, regulatory and listing requirements, including, without limitation, those of any stock exchange on which the Corporation’s shares are listed, the Business Corporations Act (British Columbia) (the “Act”), and all applicable securities regulatory authorities.

2.       COMPOSITION

•	The Committee shall be composed of three or more directors as shall be designated by the Board from time to time.

•	At least two members of the Committee shall be “independent” and each Committee member shall be financially literate (as such terms are defined under applicable securities laws and exchange requirements for audit committee purposes). Each member of the Committee shall be able to read and understand the Corporation’s financial statements, including the Corporation’s statement of financial position, income statement and cash flow statement and any other applicable statements or notes to the financial statements.

•	Members of the Committee shall be appointed at a meeting of the Board, typically held following the annual shareholders’ meeting. Each member shall serve until his/her successor is appointed unless he/she shall resign or be removed by the Board or he/she shall otherwise cease to be a director of the Corporation. Any member may be removed or replaced at any time by the Board.

•	Where a vacancy occurs at any time in the membership of the Committee, it may be filled by a vote of a majority of the Board.

•	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a chair by vote of a majority of the full Committee membership. The Chair of the Committee shall be an independent director (as described above).

•	If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.

•	The Chair of the Committee presiding at any meeting shall not have a casting vote.

•	The Committee shall appoint a secretary (the “Secretary”) who need not be a member of the Committee or a director of the Corporation. The Secretary shall keep minutes of the meetings of the Committee. This role is normally filled by the Secretary of the Corporation.

3.       MEETINGS

•	The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements, provided that meetings of the Committee shall be convened whenever requested by the auditor that is appointed by the shareholders (the “Independent Auditor”) or any member of the Committee in accordance with the Act.

•	Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by e-mail to each member of the Committee, when possible at least 48 hours prior to the time fixed for such meeting.

•	A member may in any manner waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

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•	Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

•	A majority of Committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

•	If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

•	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains on the Committee.

•	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made at a meeting duly called and held.

•	The CEO and CFO are expected to be available to attend meetings when requested, but a portion of every meeting will be reserved for in camera discussion without the CEO or CFO, or any other member of management, being present.

•	The Committee may by specific invitation have other resource persons in attendance such officers, directors and employees of the Corporation and its subsidiaries, and other persons, including the Independent Auditor, as it may see fit, from time to time, to attend at meetings of the Committee.

•	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

•	The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.

•	Minutes of Committee meetings shall be sent to all Committee members.

•	The Chair of the Committee shall report periodically the Committee’s findings and recommendations to the Board.

4.       RESOURCES AND AUTHORITY

•	The Committee shall have access to such officers and employees of the Corporation and its subsidiaries and to such information with respect to the Corporation and its subsidiaries as it considers being necessary or advisable in order to perform its duties and responsibilities.

•	The Committee shall have the authority to engage and obtain advice and assistance from internal or external legal, accounting or other advisors and resources, as it deems advisable, at the expense of the Corporation.

•	The Committee shall have the authority to communicate directly with the Independent Auditor.

5.       RESPONSIBILITIES

(a)       Chair

To carry out its oversight responsibilities, the Chair of the Committee shall undertake the following:

•	provide leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

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•	chair meetings of the Committee, unless not present (including in camera sessions), and report to the Board following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

•	ensure that the Committee meets on a regular basis and at least four times per year;

•	in consultation with the Committee members, establish a calendar for holding meetings of the Committee;

•	ensure that Committee materials are available to any director on request;

•	report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the objectives and responsibilities of the Board as a whole;

•	foster ethical and responsible decision making by the Committee and its individual members;

•	encourage Committee members to ask questions and express viewpoints during meetings;

•	together with the Corporate Governance and Nominating Committee, oversee the structure, composition, membership and activities delegated to the Committee from time to time;

•	ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently;

•	attend each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair; and

•	perform such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

(b)       The Committee

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditor as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee is hereby delegated the duties and powers specified in Section 225 of the Act and, without limiting these duties and powers, the Committee will carry out the following responsibilities:

Financial Accounting and Reporting Process and Internal Controls

•	review the annual audited financial statements and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review and approve the interim financial statements prior to their being filed with the appropriate regulatory authorities. The Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditor as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

•	assess the integrity of internal controls and financial reporting procedures and ensure implementation of appropriate controls and procedures.

•	review the financial statements, management’s discussion and analysis relating to annual and interim financial statements, and press releases and any other public disclosure documents containing financial disclosure before the Corporation publicly discloses this information.

•	be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of these procedures.

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•	meet no less frequently than annually with the Independent Auditor and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee deems appropriate.

•	inquire of management and the Independent Auditor about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

•	review the post-audit or management letter containing the recommendations of the Independent Auditor and management’s response and subsequent follow-up to any identified weaknesses.

•	oversee the Corporation’s plans to adopt changes to accounting standards and related disclosure obligations.

•	in consultation with the Corporate Governance and Nominating Committee, ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting and overseeing a corporate code of ethics for senior financial personnel.

•	establish procedures for:

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

•	provide oversight to related party transactions entered into by the Corporation.

Independent Auditor

•	recommend to the Board for approval by shareholders, the selection, appointment and compensation of the Independent Auditor;

•	be directly responsible for oversight of the Independent Auditor and the Independent Auditor shall report directly to the Committee.

•	with reference to the procedures outlined separately in “Procedures for Approval of Non-Audit Services” (attached hereto as Appendix ‘A’), pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditor.

•	review the Independent Auditor’s audit plan, including scope, procedures, timing and staffing of the audit.

•	review the results of the annual audit with the Independent Auditor, including matters related to the conduct of the audit, and receive and review the auditor’s interim review reports.

•	review fees paid by the Corporation to the Independent Auditor and other professionals in respect of audit and non-audit services on an annual basis.

Other Responsibilities

•	perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate;

•	institute and oversee special investigations, as needed; and

•	review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

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Appendix A

Policy for Approval of Non-Audit Services

1.	In the event that New Found Gold Corp. (the “Corporation”) or a subsidiary of the Corporation wishes to retain the services of the Corporation’s Independent Auditor for services other than the annual audit (e.g. tax compliance, tax advice or tax planning, to meet the requirements of a regulatory filing or due diligence, to receive advice on various matters, etc.), the Chief Financial Officer of the Corporation shall consult with the Audit Committee of the Board of Directors (the “Committee”), who shall have the authority to approve or disapprove such non-audit services. The Chair of the Committee has the authority to approve or disapprove such non-audit services on behalf of the Committee, and shall advise Committee of such pre-approvals no later than the time of the next meeting of the Committee following such pre-approval having been given.

2.	The Committee, or the Chair of the Committee, as appropriate, shall confer with the Independent Auditor regarding the nature of the services to be provided and shall not approve any services that would be considered to impair the independence of the Independent Auditor. For greater clarity, the following is a non- exhaustive list of the categories of non-audit services that would be considered to impair the independence of the Independent Auditor:

(a)	bookkeeping or other services related to or requiring management decisions in connection with the Corporation’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board or any other applicable regulatory authority determines is impermissible.

3.	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee any services pre-approved since the last report, at each meeting and no less frequently than on a quarterly basis.

4.	In accordance with the requirements set forth under the “Exemption for minimal non-audit services” provided by Section 2.3(4) of National Instrument 52-110 — Audit Committees, whereby the Independent Auditor has commenced a service and:

(a)	the Corporation or the subsidiary entity of the Corporation, as the case may be, and the Independent Auditor did not recognize the services as non-audit services at the time of the engagement;

(b)	once recognized as non-audit services, the services are promptly brought to the attention of the Committee and approved by the Committee prior to the completion of the audit; and

(c)	the aggregate fees for the non-audit services not previously approved are immaterial in comparison to the aggregate fees paid by the Corporation to the Corporation’s Independent Auditor during the financial year in which the services are provided, such services shall be exempted from the requirements for pre-approval of non-audit services set out in this Policy.

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